    As filed with the Securities and Exchange Commission on August 20, 2002

                                                 Registration No. 333-88972


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-6

     FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT B
                           (Exact name of Registrant)

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                                100 Summit Drive
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)

                 James D. Gallagher                                     Copy to:
                     President                                   J. Sumner Jones, Esq.
The Manufacturers Life Insurance Company of New York             Jones & Blouch L.L.P.
                  100 Summit Drive                          1025 Thomas Jefferson Street, NW
                 Valhalla, NY 10595                               Washington, DC 20007
      (Name and Address of Agent for Service)


Title of Securities Being Registered: Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this Registration Statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              The Manufacturers Life Insurance Company of New York
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO. CAPTION IN PROSPECTUS

1        Cover Page; General Information About Manulife of New York, the
      Separate Account and the Trust (The Separate Account)

2        Cover Page; General Information About Manulife of New York, the
      Separate Account and the Trust (Manulife of New York)

3        *

4        Other Information (Distribution of the Policy)

5        General Information About Manulife of New York, the Separate Account
      and the Trust (The Separate Account)

6        General Information About Manulife of New York, the Separate Account
      and the Trust (The Separate Account)

7        *

8        *

9        Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11 General Information About Manulife of New York, the Separate Account and the Trust (The Trust)

12 General Information About Manulife of New York, the Separate Account and the Trust (The Trust)

13       Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15       Issuing A Policy

16       **

17       Policy Surrender and Partial Withdrawals

18 General Information About Manulife of New York, the Separate Account and the Trust

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20       *

21       Policy Loans

22       *

23       **

24       Other Provisions of the Policy

25       General Information About Manulife of New York, the Separate Account
      and the Trust (Manulife of New York)

26       *

27       **

28       Other Information (Officers and Directors)

29       General Information About Manulife of New York, the Separate Account
      and the Trust (Manulife of New York)

30       *

31       *

32       *

33       *

34       *

35       **

36       *

37       *

38       Other Information (Distribution of the Policies; Responsibilities of
      Manufacturers Life)

39       Other Information (Distribution of the Policies)

40       *

41       **

42       *

43       *

44       Policy Values --Determination of Policy Value; Units and Unit Values)

45       *

46       Policy Surrender and Partial Withdrawals; Other Information -- Payment
      of Proceeds)

47       General Information About Manulife of New York, the Separate Account
      and the Trust (The Trust)

48       *

49       *

50       General Information About Manulife of New York, the Separate Account
      and the Trust

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52       Other Information (Substitution of Portfolio Shares)

53       **

54       *

55       *

56       *

57       *

58       *

59       Financial Statements

*  Omitted since answer is negative or item is not applicable.
**Omitted.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT B

                              VENTURE VUL PROTECTOR

                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Venture VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company of New York (the "Company", "Manulife New York," "we" or "us").

The Policy is designed to provide lifetime insurance protection together with flexibility as to:

-        the timing and amount of premium payments,

-        the investments underlying the Policy Value, and

-        the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of The Manufacturers Life Insurance Company of New York Separate Account B (the "Separate Account"). The assets of each sub-account will be used to purchase Series I shares (formerly referred to as ("Class A shares") of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and portfolios may be added in the future.


BECAUSE OF THE SUBSTANTIAL NATURE OF SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO, PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.


The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      Home Office:                                      Service Office Mailing Address:
  The Manufacturers Life Insurance Company of New York       The Manufacturers Life Insurance Company of New York
                  100 Summit Lake Drive                              P.O. Box 633, Niagara Square Station
                      Second Floor                                       Buffalo, New York 14201-0633
                Valhalla, New York 10595                                   TELEPHONE: 1-888-267-7784

                 THE DATE OF THIS PROSPECTUS IS __________, 2002




NYVUL   08/2002

TABLE  OF CONTENTS


DEFINITIONS......................................................................................................       1

POLICY SUMMARY...................................................................................................       5
   General.......................................................................................................       5
   Death Benefits................................................................................................       5
   Return of Premium Rider.......................................................................................       5
   Premiums......................................................................................................       5
   Policy Value..................................................................................................       5
   Policy Loans..................................................................................................       5
   Surrender and Partial Withdrawals.............................................................................       5
   Lapse and Reinstatement.......................................................................................       5
   Charges and Deductions........................................................................................       6
   Investment Options and Investment Advisers....................................................................       6
   Investment Management Fees and Expenses.......................................................................       6
   Table of Charges and Deductions...............................................................................       6
   Table of Investment Management Fees and Expenses..............................................................       7
   Table of Investment Options and Investment Advisers...........................................................       9

GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST..................................      11
   Manulife New York.............................................................................................      11
   The Separate Account..........................................................................................      11
   The Trust.....................................................................................................      12
   Investment Objectives of the Portfolios.......................................................................      12

ISSUING A POLICY.................................................................................................      16
   Requirements..................................................................................................      16
   Temporary Insurance Agreement.................................................................................      17
   Right to Examine the Policy...................................................................................      17
   Life Insurance Qualification..................................................................................      17

DEATH BENEFITS...................................................................................................      18
   Death Benefit Options.........................................................................................      18
   Changing the Face Amount......................................................................................      19

PREMIUM PAYMENTS.................................................................................................      19
   Initial Premiums..............................................................................................      19
   Subsequent Premiums...........................................................................................      20
   Maximum Premium Limitation....................................................................................      20
   Premium Allocation............................................................................................      20

CHARGES AND DEDUCTIONS...........................................................................................      20
   Premium Charge................................................................................................      20
   Surrender Charges.............................................................................................      20
   Monthly Charges...............................................................................................      23
   Mortality and Expense Risks Charge............................................................................      23
   Charges for Transfers.........................................................................................      24
   Reduction in Charges..........................................................................................      24

SPECIAL PROVISIONS FOR EXCHANGES.................................................................................      24

COMPANY TAX CONSIDERATIONS.......................................................................................      24

POLICY VALUE.....................................................................................................      24
   Determination of the Policy Value.............................................................................      24
   Units and Unit Values.........................................................................................      25
   Transfers of Policy Value.....................................................................................      25

POLICY LOANS.....................................................................................................      26
   Effect of Policy Loan.........................................................................................      26
   Interest Charged on Policy Loans..............................................................................      27
   Loan Account..................................................................................................      27

POLICY SURRENDER AND PARTIAL WITHDRAWALS.........................................................................      27
   Policy Surrender..............................................................................................      27
   Partial Withdrawals...........................................................................................      28

LAPSE AND REINSTATEMENT..........................................................................................      28
   Lapse.........................................................................................................      28
   No-Lapse Guarantee............................................................................................      28
   Reinstatement.................................................................................................      29
   Termination ..................................................................................................      29

   Maturity Advantage ...........................................................................................      29

THE GENERAL ACCOUNT..............................................................................................      30
   Fixed Account.................................................................................................      30

OTHER PROVISIONS OF THE POLICY...................................................................................      31
   Return of Premium Rider.......................................................................................      31
   Policyowner Rights............................................................................................      31
   Beneficiary...................................................................................................      32
   Incontestability..............................................................................................      32
   Misstatement of Age or Sex....................................................................................      32
   Suicide Exclusion.............................................................................................      32
   Supplementary Benefits........................................................................................      32

TAX TREATMENT OF THE POLICY......................................................................................      32
   Life Insurance Qualification..................................................................................      33
   Tax Treatment of Policy Benefits..............................................................................      34
   Alternate Minimum Tax.........................................................................................      37
   Income Tax Reporting..........................................................................................      37

OTHER INFORMATION................................................................................................      37
   Payment of Proceeds...........................................................................................      37
   Reports to Policyowners.......................................................................................      37
   Distribution of the Policies..................................................................................      38
   Responsibilities Assumed by Manulife New York, Manulife USA and Manulife Financial Securities.................      38
   Voting Rights.................................................................................................      38
   Substitution of Portfolio Shares..............................................................................      39
   Records and Accounts..........................................................................................      39
   State Regulations.............................................................................................      39
   Litigation....................................................................................................      39
   Independent Auditors..........................................................................................      39
   Further Information...........................................................................................      39
   Officers and Directors........................................................................................      39

ILLUSTRATIONS....................................................................................................      41

APPENDIX A:  Definitions ........................................................................................      A-1

Appendix B:  SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS.....................      B-1

APPENDIX C:  AUDITED FINANCIAL STATEMENTS........................................................................      C-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF THE TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

POLICY SUMMARY

GENERAL

We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage.

DEATH BENEFITS

There are two death benefit options. Under Option 1 the death benefit is the FACE AMOUNT OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death or, if greater, the Minimum Death Benefit. You may change the death benefit option and increase or decrease the Face Amount.

RETURN OF PREMIUM RIDER

The Policy may be issued with an optional Return of Premium Death Benefit rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon the death of the life insured after the Company receives due proof of death. The Return of Premium Death benefit is calculated as follows:

The return of premium rider death benefit is equal to the initial premium. Any subsequent premiums will increase the death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduce to less than zero.) The No Lapse Guarantee provisions of the Policy apply to the Return of Premium Rider Death Benefit for the first two Policy Years only.

PREMIUMS

You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at our discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS

You may borrow an amount not to exceed 90% of your Policy's Net Cash Surrender Value. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS

You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding Monthly Deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT

Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS

We assess certain charges and deductions in connection with the Policy. These include:

         - charges assessed monthly for mortality and expense risks, cost of insurance, administration expenses and supplementary benefits, if applicable,

         -        charges deducted from premiums paid, and

         -        charges assessed on surrender or lapse.

These charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of all charges assessed monthly for mortality and expense risks, cost of insurance and administration expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.

In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of our Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Advisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. We do not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

Each sub-account of the Separate Account purchases Series I shares (formerly referred to as "Class A shares") of one of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS


Premium Charge:                  10.0% of each premium paid during the first 5 Policy Years and 2.0% thereafter

Surrender Charge:                A Surrender Charge is applicable for 10 Policy Years from the Issue Date or an increase in Face
                                 Amount. The Surrender Charge is determined by the following formula:

                                 Surrender Charge = (Surrender Charge Rate) x (Face Amount Associated with the Surrender
                                 Charge/1000) x (Grading Percentage)

                                 The Grading Percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs and is set forth in the table under "Surrender Charges."

                                 The Surrender Charge Rate is calculated as follows:

                                 Surrender Charge Rate =  (8.5)  +  ((80%) x (Surrender Charge Premium))


                                 The Surrender Charge Premium is the Surrender Charge Premium Limit specified in the Policy per
                                 $1000 Face Amount.

                                 The maximum Surrender Charge for any Policy per $1000 of Face Amount is $56.50.

                                 A portion of this charge will be assessed on a partial withdrawal.

Monthly Deductions               An administration charge of $15 per Policy Month will be deducted in the each Policy Year.

                                 The cost of insurance charge.

                                 Any additional charges for supplementary benefits, if applicable.

                                 A mortality and expense risks charge. This charge is calculated as a percentage of the value of the
                                 Investment Accounts and is assessed against the Investment Accounts. This charge varies by Policy
                                 Year as follows:




                                                                     GUARANTEED MONTHLY MORTALITY    GUARANTEED ANNUAL MORTALITY AND
                                            Policy Years               AND EXPENSE RISKS CHARGE            EXPENSE RISKS CHARGE

                                                1-15                           0.1000%                            1.20%
                                                16+                            0.0250%                            0.30%



                                 All of the above charges, except the mortality and expense risks charge, are deducted from the Net
                                 Policy Value.

Loan Charges:                    A fixed loan interest rate of 5.25% during the first 10 Policy Years and 4% thereafter. Interest credited to amounts in the Loan Account is guaranteed not to be less than 4% at all times. The maximum loan amount is 90% of the Net Cash Surrender Value.

Transfer Charge:                 A charge of $25 per transfer for each transfer in excess of 12 in a Policy Year.



TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

         TRUST ANNUAL EXPENSES (SERIES I SHARES (FORMERLY REFERRED TO AS
                               "CLASS A SHARES")
          (as a percentage of Trust average net assets for the fiscal year ended December 31, 2001)

                                                                                               TOTAL TRUST
                                                          SERIES I       OTHER EXPENSES        ANNUAL EXPENSES
                                          MANAGEMENT      RULE 12b-1     (AFTER EXPENSE        (AFTER EXPENSE
         TRUST PORTFOLIO                  FEES            FEES(G)         REIMBURSEMENT)        REIMBURSEMENT)
         -----------------------------------------------------------------------------------------------------
         Internet Technologies            1.000%             0.150%         0.110%             1.26%
         Pacific Rim Emerging Markets     0.700%             0.150%         0.380%             1.23%
         Telecommunications               0.950%             0.150%         0.340%             1.44%(A)
         Science & Technology             0.916%(D)          0.150%         0.060%             1.13%
         International Small Cap          0.950%             0.150%         0.500%             1.60%
         Health Sciences                  0.942%(D)          0.150%         0.350%             1.44%(A)
         Aggressive Growth                0.850%             0.150%         0.070%             1.07%
         Emerging Small Company           0.900%             0.150%         0.070%             1.12%
         Small Company Blend              0.900%             0.150%         0.120%             1.17%
         Dynamic Growth                   0.850%             0.150%         0.080%             1.08%
         Mid Cap Growth                   0.850%             0.150%         0.390%             1.39%(A)
         Mid Cap Opportunities            0.850%             0.150%         0.440%             1.44%(A)
         Mid Cap Stock                    0.775%             0.150%         0.080%             1.00%
         All Cap Growth                   0.785%             0.150%         0.060%             0.99%
         Financial Services               0.800%             0.150%         0.260%             1.21%(A)
         Overseas                         0.800%             0.150%         0.150%             1.10%
         International Stock              0.838%(D)          0.150%         0.170%             1.16%
         International Value              0.850%             0.150%         0.150%             1.15%
         Capital Appreciation             0.750%             0.150%         0.300%             1.20%
         Strategic Opportunities          0.700%             0.150%         0.060%             0.91%
         Quantitative Mid Cap             0.650%             0.150%         0.100%             0.90%(A)

                                                                                               TOTAL TRUST
                                                          SERIES I       OTHER EXPENSES        ANNUAL EXPENSES
                                          MANAGEMENT      RULE 12b-1     (AFTER EXPENSE        (AFTER EXPENSE
         TRUST PORTFOLIO                  FEES            FEES(G)        REIMBURSEMENT)        REIMBURSEMENT)
         -----------------------------------------------------------------------------------------------------
         Global Equity                    0.750%             0.150%         0.110%             1.01%
         Strategic Growth                 0.750%             0.150%         0.200%             1.10%(A)
         Growth                           0.697%             0.150%         0.060%             0.91%
         Large Cap Growth                 0.750%             0.150%         0.080%             0.98%
         All Cap Value                    0.800%             0.150%         0.470%             1.42%(A)
         Capital Opportunities            0.750%             0.150%         0.500%(G)          1.40%(A)(F)
         Quantitative Equity              0.599%             0.150%         0.060%             0.81%
         Blue Chip Growth                 0.702%(D)          0.150%         0.060%             0.91%
         Utilities                        0.750%             0.150%         0.500%(G)          1.40%(A)(F)
         Real Estate Securities           0.645%             0.150%         0.070%             0.87%
         Small Company Value              0.891%(D)          0.150%         0.110%             1.15%
         Mid Cap Value                    0.800%             0.150%         0.200%             1.15%(A)
         Value                            0.642%             0.150%         0.060%             0.85%
         Tactical Allocation              0.750%             0.150%         0.400%             1.30%
         Fundamental Value                0.798%             0.150%         0.120%             1.07%(A)
         Growth & Income                  0.529%             0.150%         0.050%             0.73%
         U.S. Large Cap Value             0.725%             0.150%         0.050%             0.93%
         Equity-Income                    0.711%(D)          0.150%         0.050%             0.91%
         Income & Value                   0.650%             0.150%         0.070%             0.87%
         Balanced                         0.563%             0.150%         0.100%             0.81%
         High Yield                       0.625%             0.150%         0.060%             0.84%
         Strategic Bond                   0.625%             0.150%         0.080%             0.86%
         Global Bond                      0.600%             0.150%         0.220%             0.97%
         Total Return                     0.600%             0.150%         0.060%             0.81%
         Investment Quality Bond          0.500%             0.150%         0.090%             0.74%
         Diversified Bond                 0.600%             0.150%         0.070%             0.82%
         U.S. Government Securities       0.550%             0.150%         0.060%             0.76%
         Money Market                     0.350%             0.150%         0.050%             0.55%
         Small Cap Index (E)              0.375%             0.150%         0.075%             0.60%
         International Index (E)          0.400%             0.150%         0.050%             0.60%
         Mid Cap Index (E)                0.375%             0.150%         0.075%             0.60%
         Total Stock Market Index (E)     0.375%             0.150%         0.060%             0.59%
         500 Index (E)                    0.375%             0.150%         0.050%             0.57%
         Lifestyle Aggressive 1000        0.065%             0.000%         0.010%             0.075%(B)(C)
         Lifestyle Growth 820             0.054%             0.000%         0.021%             0.075%(B)(C)
         Lifestyle Balanced 640           0.054%             0.000%         0.021%             0.075%(B)(C)
         Lifestyle Moderate 460           0.062%             0.000%         0.013%             0.075%(B)(C)
         Lifestyle Conservative 280       0.069%             0.000%         0.006%             0.075%(B)(C)

         (A) Annualized; For the period April 30, 2001 (commencement of operations) to December 31, 2001.

         (B) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

                  If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

                  This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2001) as noted in the chart below:

                                                                                                         TOTAL TRUST
                                                     MANAGEMENT          RULE           OTHER              ANNUAL
                 TRUST PORTFOLIO                     FEES              12b-1 FEES      EXPENSES           EXPENSES
                 ---------------------------------------------------------------------------------------------------
                 Lifestyle Aggressive 1000           0.065%              0.000%          1.081%             1.146%
                 Lifestyle Growth 820                0.054%              0.000%          0.998%             1.052%
                 Lifestyle Balanced 640              0.054%              0.000%          0.914%             0.968%
                 Lifestyle Moderate 460              0.062%              0.000%          0.823%             0.885%
                 Lifestyle Conservative 280          0.069%              0.000%          0.790%             0.859%

         (C) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote ( B ) above.

         (D) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                                           FEE REDUCTION
                                COMBINED ASSET LEVELS             (AS A PERCENTAGE OF THE ADVISORY FEE)
                       First $750 million                                         0.00%
                       Between $750 million and $1.5 billion                      5.00%
                       Between $1.5 billion and $3.0 billion                      7.50%
                       Over $3.0 billion                                         10.00%

                  The fee reductions are applied to the advisory fees of each of the six portfolios. (However, in the case of the Small Company Value Trust, the fee reduction will be reduced by 0.05% of the first $500 million in net assets.) This voluntary fee waiver may be terminated at any time by the adviser. As of December 31, 2001, the combined asset level for all six portfolios was approximately $4.097 billion resulting in a fee reduction of 5.00%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

         (E) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.07% and 0.62%, respectively, for the International Index Trust, 0.075% and 0.60%, respectively, for the Small Cap Index Trust, and 0.075% and 0.60%, respectively, for the Mid Cap Index Trust and 0.060% and 0.59%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2002 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

         (F) For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Opportunities and Utilities Trusts, the Adviser reimbursed the portfolios for certain expenses for the year ended December 31, 2001. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.560% and 1.46%, respectively, for the Capital Opportunities Trust and 0.610% and 1.51%, respectively for the Utilities Trust. These voluntary expense reimbursements may be terminated at any time.

         (G) Effective January 1, 2002, the Trust implemented a Series I Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT ADVISERS

The Trust currently has the following subadvisers who manage the portfolios of the Trust which are investment options for this contract, one of which is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.

         SUBADVISER                                          PORTFOLIO

         A I M Capital Management, Inc.                      All Cap Growth Trust
                                                             Aggressive Growth Trust

         Capital Guardian Trust Company                      Small Company Blend Trust
                                                             U.S. Large Cap Value Trust
                                                             Income & Value Trust
                                                             Diversified Bond Trust

         Cohen & Steers Capital Management, Inc.             Real Estate Securities Trust

         Davis Advisers                                      Financial Services Trust
                                                             Fundamental Value Trust

         The Dreyfus Corporation                             All Cap Value Trust

         SUBADVISER                                          PORTFOLIO

         Fidelity Management & Research Company              Strategic Opportunities Trust
                                                             Large Cap Growth Trust
                                                             Overseas Trust

         Founders Asset Management LLC                       International Small Cap Trust

         Franklin Advisers, Inc.                             Emerging Small Company Trust

         INVESCO Funds Group, Inc.                           Telecommunications Trust
                                                             Mid Cap Growth Trust

         Janus Capital Corporation                           Dynamic Growth Trust

         Jennison Associates LLC                             Capital Appreciation Trust

         Lord, Abbett & Co.                                  Mid Cap Value Trust

         Manufacturers Adviser Corporation                   Pacific Rim Emerging Markets Trust
                                                             Quantitative Equity Trust
                                                             Quantitative Mid Cap Trust
                                                             Money Market Trust
                                                             Index Trusts
                                                             Lifestyle Trusts(A)
                                                             Balanced Trust

         Massachusetts Financial Services Company            Strategic Growth Trust
                                                             Capital Opportunities Trust
                                                             Utilities Trust

         Miller Anderson(B)                                  Value Trust
                                                             High Yield Trust

         Munder Capital Management                           Internet Technologies Trust

         Pacific Investment Management Company               Global Bond Trust
                                                             Total Return Trust

         Putnam Investment Management, L.L.C.                Mid Cap Opportunities Trust
                                                             Global Equity Trust

         Salomon Brothers Asset Management Inc               U.S. Government Securities Trust
                                                             Strategic Bond Trust

         SSgA Funds Management, Inc.                         Growth Trust
                                                             Lifestyle Trusts(A)

         T. Rowe Price Associates, Inc.                      Science & Technology Trust
                                                             Small Company Value Trust
                                                             Health Sciences Trust
                                                             Blue Chip Growth Trust
                                                             Equity-Income Trust

         T. Rowe Price International, Inc.                   International Stock Trust

         Templeton Investment Counsel, Inc.                  International Value Trust

         UBS Global Asset Management                         Tactical Allocation Trust
         (formerly, Brinson Advisors, Inc.)


         Wellington Management Company, LLP                  Growth & Income Trust
                                                             Investment Quality Bond Trust
                                                             Mid Cap Stock Trust

         (A) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

         (B) Morgan Stanley Investment Management Inc. ("MSIM") is the sub-adviser to the Value Trust and the High Yield Trust. MSIM does business in certain instances (including its role as the sub-adviser to the Value Trust and the High Yield Trust) using the name "Miller Anderson". Prior to May 1, 2002, Morgan Stanley Investments LP, an affiliate of MSIM, (formerly, Miller Anderson & Sherrerd LLP) was the sub-adviser to the Value Trust and High Yield Trust.


GENERAL INFORMATION ABOUT MANULIFE NEW YORK, THE SEPARATE ACCOUNT AND THE TRUST

MANULIFE NEW YORK

We are a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("MANULIFE USA"), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan with its principal office located at 73 Tremont Street, Boston, Massachusetts 02108. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

         The Manufacturers Life Insurance Company of New York's financial ratings are as follows:

         A++ A.M. Best
         Superior companies have a very strong ability to meet their obligations; 1st category of 16

         AAA Fitch
         Exceptionally strong capacity to meet policyholder and contract obligations; 1st category of 24

         AA+ Standard & Poor's
         Very strong financial security characteristics; 2nd category of 21

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of Manulife New York's ability to honor the death benefit, fixed account guarantees and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT

We established the Separate Account on May 6, 1997, subject to approval by the Superintendent of Insurance of New York. The Separate Account holds assets that are segregated from all of our other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

We are the legal owner of the assets in the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Separate Account without regard to our other income, gains or losses. We will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business we conduct. However, our obligations under the policies are part of our general corporate obligations.

REGISTRATION

The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife New York.

THE TRUST

Each sub-account of the Separate Account will only purchase Series I shares of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts, are subject to a Rule 12b-1 fee of .15% of a portfolio's Series I net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife New York to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by us or life insurance companies affiliated with us. We may also purchase shares through our general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing, under normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1.5 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Growth Index* ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2.5 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. mid-size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant capital appreciation potential.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% (80% after July 31, 2002) of the portfolio's net assets (plus any borrowings for investment purposes) are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its total assets (plus any borrowings for investment purposes) in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing, under normal market conditions, at least 80% of the portfolio's total assets in the common stocks of large and medium-sized blue chip growth companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of real estate companies.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing in a diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" and "Russell 2000(R) Growth" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.


ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to our satisfaction.

Policies may be issued on a basis which does not take into account the insured's sex, with prior approval from Manulife New York. A Policy will generally be issued only on the lives of insureds from ages 20 through 90.

Each Policy has a Policy Date, an Effective Date, an Issue Date, and a Maturity Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date we become obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Incontestability are measured.

If an application is accompanied by a check for the initial premium and the application is accepted:

         (i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below));

         (ii) the Effective Date will be the date our underwriters approve issuance of the Policy; and

         (iii)    the Issue Date will be the date we issue the Policy.

If an application accepted by Manulife New York is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

         (i) the Policy Date and the Effective Date will be the date we receive the check at our Service Office; and

         (ii)     the Issue Date will be the date we issue the Policy.

The initial premium must be received within 60 days after the Issue Date and the policyowner must be in good health on the date the initial premium is received. If the initial premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period.

MINIMUM INITIAL FACE AMOUNT

Manulife New York will generally issue a Policy only if it has a Face Amount of at least $100,000.

BACKDATING A POLICY

Under limited circumstances, we may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than six months before the date of the application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a Policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio.

TEMPORARY INSURANCE AGREEMENT

In accordance with Manulife New York's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets our usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to our underwriting rules, and we reserve the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional risk rating assigned to it.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund of the premium within 10 days after it is received. This ten day period is known as the "free look" period. The Policy can be mailed or delivered to the Manulife New York agent who sold it or to the Manulife New York Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, Manulife New York will refund any premium paid. Manulife New York reserves the right to delay the refund of any premium paid by check until the check has cleared.

If the Policy is purchased in connection with a replacement of an existing policy (as defined below), the policyowner may also cancel the Policy by returning it to the Service Office or the Manulife New York agent who sold it at any time within 60 days after receipt of the Policy. Within 10 days of receipt of the Policy by Manulife New York, it will pay the policyowner the Policy Value, computed at the end of the valuation period during which the Policy is received by Manulife New York. In the case of a replacement of a policy issued by a New York insurance company, the policyowner may have the right to reinstate the prior policy. The policyowner should consult with his or her attorney or the Manulife New York agent regarding this matter prior to purchasing the new Policy.

Replacement of an existing life insurance policy generally is defined as the purchase of a new life insurance policy in connection with (a) the lapse, surrender or change of, or borrowing from, an existing life insurance policy or
(b) the assignment to a new issuer or an existing life insurance policy. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing life insurance policy. Therefore, a policyowner should consult with his or her attorney or Manulife New York agent regarding whether the purchase of a new life insurance policy is a replacement of an existing life insurance policy.

If you request an increase in face amount which results in new surrender charges, you will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued. You should consult your registered representative for more information so you can select the test that best accomplishes your goals.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVAT"), the Policy Value must be less than the Net Single Premium necessary to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, we will generally increase the death benefit, temporarily, to the required minimum amount. However, we reserve the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below).

Changes to the Policy may affect the maximum amount of premiums, such as:

         -        a change in the Policy's Face Amount.

         -        a change in the death benefit option.

         -        partial withdrawals.

         -        addition or deletion of supplementary benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, we may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for this test appear in the Policy.

DEATH BENEFITS

If the Policy is in force at the time of the death of the life insured, we will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and Manulife New York. If the insurance benefit is paid in one sum, we will pay interest from the date of death to the date of payment. If the life insured should die after our receipt of a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS

There are two death benefit options, described below.

DEATH BENEFIT OPTION 1

Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2

Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION

The death benefit option may be changed once each Policy Year after the first Policy Year. The change will occur on the first day of the next Policy Month after a written request for a change is received at the Service Office. We reserve the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this Prospectus, a policyowner may, upon written request, increase or decrease the Face Amount of the Policy. We reserve the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

Increases in Face Amount may be made once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000. An increase will become effective at the beginning of the policy month following the date we approve the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. We reserve the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than 90.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in face amount will usually result in the Policy being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the surrender charge premium limit associated with that increase. There will be no new surrender charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a free look right with respect to any increase resulting in new surrender charges.

An additional premium may be required for a face amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION

If a policyowner requests to change both the Face Amount and the Death Benefit Option in the same month, the Death Benefit Option change shall be deemed to occur first.


DECREASE IN FACE AMOUNT

Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date Manulife New York approves the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. We will not allow a decrease in the Face Amount if it is for the reduction or termination of a prior Face Amount increase which has been in force for less than one year. Under no circumstances should the sum of all decreases cause the policy to fall below the minimum Face Amount of $100,000.

SURRENDER CHARGE ON DECREASE IN FACE AMOUNT

If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge. Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.


PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by Manulife New York. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.

On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount until the Maturity Date, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. Manulife New York will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

We may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. We also reserve the right to request evidence of insurability if a premium payment would result in an increase in the Death Benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by Federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, we will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION

Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. A policyowner may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to Manulife New York is received at its Service Office.

CHARGES AND DEDUCTIONS

PREMIUM CHARGE


During the first 5 Policy Years, we deduct a premium charge from each premium payment equal to 10% of the premium paid. Thereafter, the premium charge is equal to 2.0% of the premium. The premium charge is designed to cover a portion of our acquisition and sales expenses and premium taxes.


SURRENDER CHARGES

The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

         -        the Policy is surrendered for its Net Cash Surrender Value,

         - a partial withdrawal is made in excess of the Withdrawal Tier Amount (see below for a description of this amount)

         -        there is a decrease in Face Amount or

         -        the Policy lapses.

The surrender charge, together with a portion of the premium charge, is designed to compensate us for some of the expenses we incur in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

SURRENDER CHARGE CALCULATION

The Surrender Charge is determined by the following formula (the calculation is also described in words below):

Surrender Charge = (Surrender Charge Rate) x (Face Amount associated with the Surrender Charge/ 1000) x (Grading Percentage)

Definitions of the Formula Factors Above

Face Amount Associated with the Surrender Charge

The Face Amount associated with the Surrender Charge equals the Face Amount for which the Surrender Charge is being applied.

Surrender Charge Rate (the calculation is also described in words below)


Surrender Charge Rate = (8.5) + ((82.5%) x (Surrender Charge Premium))


The Surrender Charge Premium is the Surrender Charge Premium Limit specified in the Policy per $1,000 of Face Amount.

Grading Percentage

The grading percentages during the Surrender Charge Period and set forth in the table below apply to the initial Face Amount and to all subsequent Face Amount increases.

The grading percentage is based on the Policy Year in which the transaction causing the assessment of the charge occurs as set forth in the table below:


                                          Surrender                 Surrender Charge
                                        Charge Period              Grading Percentage
                                        ---------------------------------------------
                                              1                            100%
                                              2                             90%
                                              3                             80%
                                              4                             70%
                                              5                             60%
                                              6                             50%
                                              7                             40%
                                              8                             30%
                                              9                             20%
                                             10                             10%
                                             11                              0%



Within a Policy Year, grading percentages will be interpolated on a monthly basis. For example, if the policyowner surrenders the Policy during the fourth month of Policy Year 4, the grading percentage will be 67.5%.


Formulas Described in Words

Surrender Charge


The Surrender Charge is determined by multiplying the Surrender Charge Rate by the Face Amount associated with the Surrender Charge divided by 1000. The amount obtained is then multiplied by the Grading Percentage, a percent which starts at 100% and grades down each policy month to zero over a period not to exceed 10 years.


Surrender Charge Rate


The Surrender Charge Rate is equal to the sum of (a) plus (b) where (a) equals
8.5 and (b) equals 80% times the Surrender Charge Premium.

Illustration of Maximum Surrender Charge Calculation

Assumptions


         -        45-year-old male (standard risks and nonsmoker status).



         -        Policy issued 7 years ago.



         - $7,785 in premiums have been paid annually on the Policy over the 7 year period.



         -        Surrender Charge Premium for the Policy is $6.39.



         - Face Amount of the Policy at issue is $500,000 and no increases have occurred.


         - Policy is surrendered during the first month of the seventh policy year.

Maximum Surrender Charge


The maximum Surrender Charge to be assessed would be $2,723 determined as follows:


First, the Surrender Charge Rate is determined by applying the Surrender Charge Rate formula as set forth below.


            Surrender Charge Rate = (8.5) + ((80%) x (Surrender Charge Premium))



                     $13.61 = (8.5) + ((80%) x (6.39))



         The Surrender Charge Rate is equal to $13.61.


Second, the Surrender Charge Rate is entered into the Surrender Charge formula and the Surrender Charge is determined as set forth below.

Surrender Charge = (Surrender Charge Rate) x (Face Amount Associated with the Surrender Charge/ 1000)x (Grading Percentage)


                  $2,723 = (13.61) x ($500,000/1,000) x (40%)



         The maximum Surrender Charge is equal to $2,723.


Depending upon the Face Amount of the Policy, the age of the insured at issue, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as at the date of the withdrawal. The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

SURRENDER CHARGE ON DECREASE IN FACE AMOUNT

If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge. Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.

MONTHLY CHARGES

On the Policy Date and at the beginning of each Policy Month, a deduction is due from the Net Policy Value to cover certain charges in connection with the Policy until the Maturity Date. If there is a Policy Debt under the Policy, loan interest and principal is payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These charges consist of:

         -        an administration charge;

         -        a charge for the cost of insurance;

         -        a mortality and expense risks charge;

         - if applicable, a charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by us and specified by the policyowner, the Monthly Deductions will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each bears to the Net Policy Value.

If the Policy is still in force on the Maturity Date, we will pay the policyowner the Net Cash Surrender Value as of the Maturity Date of the Policy.

ADMINISTRATION CHARGE


This charge will be equal to $15 per Policy Month each Policy Year. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy.


COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each Policy Month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases, in the order the increases occurred.

For Death Benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:


         (a) is the death benefit as of the first day of the Policy Month, divided by 1.0032737; and


         (b) is the Policy Value as of the first day of the Policy Month after the deduction of monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance.

The rates for the cost of insurance are based upon the issue age, duration of coverage, sex, and Risk Classification of the life insured. These rates may be higher in early Policy Years due to recovery of initial acquisition costs.

Cost of insurance rates will generally increase with the age of the life insured. The first year cost of insurance rate is guaranteed.

The cost of insurance rates reflect our expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within the class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on the 1980 Commissioners Smoker Distinct Mortality tables.

CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge may apply to such Supplementary Benefits.

MORTALITY AND EXPENSE RISKS CHARGE

A monthly charge equal to a percentage of the value of the Investment Accounts is assessed against the Investment Accounts. This charge is to compensate us for the mortality and expense risks we assume under the Policy. The mortality risk assumed is that the life insured may live for a shorter period of time than we estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than we estimated. We will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:



                     Policy Year                 Guaranteed Monthly Mortality and        Equivalent Annual Mortality and
                                                        Expense Risk Charge                    Expense Risk Charge
                     ---------------------------------------------------------------------------------------------------
                         1-15                                 0.1000%                                 1.20%
                         16+                                  0.0250%                                 0.30%


CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by us on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. We reserve the right to reduce any of the Policy's charges on certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commissions or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which we believe to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. We may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES

We will permit owners of certain fixed life insurance policies issued by Manulife New York to exchange their policies for the Policies described in this prospectus (and likewise, owners of Policies described in this Prospectus may also exchange their Policies for certain fixed policies issued by Manulife New
York). Policyowners considering an exchange should consult their tax advisors as to the tax consequences of an exchange.

COMPANY TAX CONSIDERATIONS

At the present time, we make no specific charge to the Separate Account for any Federal, state, or local taxes that we incur that may be attributable to the Separate Account or to the Policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by us. For a detailed description of the Fixed Account, see "The General Account - Fixed Account."

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account."

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00 and $12.50 depending on sub-account. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

         (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

         (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, a policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. (Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Account.") Transfer requests must be in writing in a format satisfactory to Manulife New York, or by telephone if a currently valid transfer authorization form is on file.

We reserve the right to impose limitations on transfers, including the maximum amount that may be transferred. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through
(iii) in "Payment of Proceeds" occur. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

While the Policy is in force, the policyowner may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

         (a)      within eighteen months after the Issue Date; or

         (b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFER CHARGES

A policyowner may make up to twelve transfers each Policy Year free of charge. Additional transfers in each Policy Year may be made at a cost of $25 per transfer. This charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs do not count against the number of free transfers permitted per Policy Year

TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that may be transferred from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, We will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company will offer policyowners a Dollar Cost Averaging ("DCA") program. Under DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. Currently, no charge will be made for this program, although we reserve the right to institute a charge on 90 days' written notice to the policyholder. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the Asset Allocation Balancer program the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, we will move amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs Manulife New York otherwise or has elected the Dollar Cost Averaging program. Currently, there is no charge for this program; however, we reserve the right to institute a charge on 90 days' written notice to the policyowner.

We reserve the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While this Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Interest on Policy Loans After Ten Years" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

MAXIMUM LOANABLE AMOUNT

The Maximum Loanable Amount is 90% of the Policy's Net Cash Surrender Value.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%, subject to our reservation of the right to increase the rate as described under the heading "Tax Treatment of the Policy - Interest on Policy Loans After Year 10." If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

The Policy will go into default at any time the Policy Debt exceeds the Cash Surrender Value. At least 61 days prior to termination, we will send the policyowner a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the policy out of default.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. (The Loan Interest Credited Differential is the difference between the rate of interest charged on a policy loan and the rate of interest credited to amounts in the Loan Account.) We may change the Current Loan Interest Credited Differential as of 90 days after sending you written notice of such change.

For a Policy that is not a MEC, the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which we consider to be most likely to result in the transaction being treated as a loan under Federal tax law.

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. Loan repayments will be allocated first to the Fixed Account, until the loan amount that was transferred from it is fully repaid; then to each Investment Account in the same proportion that the loan amount that was transferred from it bears to the value of the Loan Account. Amounts paid to Manulife New York not specifically designated in writing as loan repayments will be treated as premiums. However, when a portion of the Loan Account amount is allocated to the Fixed Account, we reserve the right to require that premium payments be applied as loan repayments.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which Manulife New York receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

A policyowner may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. The policyowner may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000.

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL


If Death Benefit Option 1 is in effect when a partial withdrawal is made and the death benefit equals the Face Amount, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charge. Otherwise, if the death benefit is the Minimum Death Benefit as described under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced by the amount, if any, by which the withdrawal plus the pro-rata Surrender Charge exceeds the difference between the death benefit and the Face Amount.



If Death Benefit Option 2 is in effect, partial withdrawals do not affect the Face Amount of a Policy.


When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.


LAPSE AND REINSTATEMENT


LAPSE

Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." We will notify the policyowner of the default and will allow a 61 day grace period in which the policyowner may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE

As long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the Policy will not go into default, even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issue and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if (i) the Face Amount of the Policy is changed, (ii) there is a Death Benefit Option change, (iii) there is a decrease in the Face Amount of insurance due to a partial withdrawal, (iv) a temporary Additional Rating is added (due to a Face Amount increase) or terminated or (v) there is any change in the supplementary benefits added to the Policy or in the risk classification of the life insured.


The No-Lapse Guarantee Period is described under "Definitions."

While the No-Lapse Guarantee is in effect, we will determine at the beginning of the Policy Month that your policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, we will notify the policyowner of that fact and allow a 61 day grace period in which the policyowner may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification to the policyowner, will be equal to the lesser of:

         (a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default, plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

         (b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.

NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your policy would otherwise be in default, the sum of all premiums paid to date less any gross withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding Monthly Deductions due at the time of death.

REINSTATEMENT

A policyowner can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

         (a) The life insured's risk classification is standard or preferred, and

         (b)      The life insured's Attained Age is less than 46.

A policyowner can, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

         (a) Evidence of the life insured's insurability, satisfactory to Manulife New York is provided to Manulife New York; and

         (b) A premium equal to the amount that was required during the 61 day grace period following default plus the next two Monthly Deductions must be paid to Manulife New York.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve the policyowner's request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.


MATURITY ADVANTAGE


See "Age 100 Advantage" below for information regarding lapse and reinstatement when this benefit is in effect.


TERMINATION

TERMINATION OF THE POLICY

Your Policy will terminate on the earliest of the following events:

         (a) the end of the grace period for which you have not paid the amount necessary to bring the Policy out of default;

         (b)      surrender of the Policy for its Net Cash Surrender Value; or

         (c)      the death of the life insured.

AGE 100 ADVANTAGE



If the Life Insured is alive on the Maturity Date, the Policy will be continue in force subject to the following unless the policyowner chooses to surrender the Policy for its Net Cash Surrender Value:


(a) the Policy will be continued until the earlier of the death of the life insured or the date the policyowner surrenders the Policy

(b) no additional premium payments will be accepted although loan repayments will be accepted;

(c) no additional charges or deductions (as described under "Charges and Deductions") will be assessed;

(d) interest on any Policy Debt will continue to accrue;

(e) the policyowner may continue to take partial withdrawals; and

(f) the policyowner may continue to transfer portions of the Policy Value among the Investment Accounts and the Fixed Accounts as described in this prospectus.

The Policy will go into default after the Maturity Date if the Policy Debt equals or exceeds the Policy Value. The Company will notify the policyowner of the default and will allow a 61 day grace period (from the date the Policy goes into default) in which the policyowner may make a payment of the loan interest which would then bring the Policy out of default. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.


THE GENERAL ACCOUNT

The general account of Manulife New York consists of all assets owned by it other than those in the Separate Account and other separate accounts of Manulife New York. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife New York have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manulife New York will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

         (a)      the portion of the net premiums allocated to it; plus

         (b)      any amounts transferred to it; plus

         (c)      interest credited to it; less

         (d)      any charges deducted from it; less

         (e)      any partial withdrawals from it; less

         (f)      any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, Manulife New York guarantees that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyowner pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

FLEXIBLE FACTORS


When determining the rate of interest to be used in crediting interest to the portion of the Policy Value in the Fixed Account, and any changes in that rate, we will consider the following factors: expected mortality and persistency experience; expected investment earnings; and expected operating expenses. We will consider the same factors when we determine the actual cost of insurance; the deductions from premiums for premium load; administrative charges; and whenever changes are made to any of these charges. We will not try to recover any losses in earlier years by increasing your charges in later years.



Adjustments to flexible factors will be by class and be determined by us from time to time based on future expectations for such factors. Any change will be determined in accordance with procedures and standards on file with the Superintendent of Insurance of the state of New York.



OTHER PROVISIONS OF THE POLICY

RETURN OF PREMIUM RIDER DEATH BENEFIT

The Policy may be issued with an optional Return of Premium Death Benefit rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon the death of the insured after the Company receives due proof of death. The Return of Premium Death Benefit is calculated as flows:

The Return of Premium Rider death benefit is equal to initial premium. Any subsequent premiums will increase the rider death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduce to less than zero).


         Cessation of Increases. Increases in the Return of Premium Death Benefit coverage will cease at the earlier of:



         (a) the Policy Anniversary coincident with or next following the date we receive your written request for cessation of any further increases;



         (b) the beginning of the Policy Month coincident with or next following the date we approve your written request for a change to Death Benefit Option 2; or



         (c) the date as of which Monthly Deductions cease and no further premiums may be paid in determining the amount of the Return of Premium death benefit coverage.


         Decreases in Coverage. The Return of Premium Death Benefit may be decreased if requested by the policyowner. The decrease will take effect at the beginning of the Policy Month on or next following the date Company approves the request. The Return of Premium Rider Death Benefit coverage will be reduced by the amount of the requested decreased. Decreases in the death benefit are not subject to pro-rata Surrender Charges.

         Partial Withdrawals. If the Policyowner makes a written request for a partial withdrawal of net cash surrender value while this rider is in force, the Company will process the withdrawal so that it first reduces the amount of the Return of Premium Death Benefit coverage. Any withdrawals will be subject to a pro-rata surrender charge as described under "Charges and Deductions - Surrender Charges." In addition, the Face Amount will be reduced by the amount by which the withdrawal plus the Surrender Charge exceeds the amount of the Return of Premium Rider Death Benefit.

         No Lapse Guarantee. The No Lapse Guarantee provisions of the Policy apply to the Return of Premium Rider Death Benefit for the first two Policy Years only.

POLICYOWNER RIGHTS

Unless otherwise restricted by a separate agreement, the policyowner may, until the earlier of life insured's death or when life insured reaches Attained Age 100:

-        Vary the premiums paid under the Policy.

-        Change the death benefit option.

-        Change the premium allocation for future premiums.

-        Transfer amounts between sub-accounts.

-        Take loans and/or partial withdrawals.

-        Surrender the contract.

-        Transfer ownership to a new owner.

- Name a contingent owner that will automatically become owner if the policyowner dies before the insured.

-        Change or revoke a contingent owner.

-        Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

Manulife New York will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manulife New York assumes no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyowner during the life insured's lifetime by giving written notice to Manulife New York in a form satisfactory to Manulife New York. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

CONVERSION PRIVILEGE

You may convert your Policy, at any Policy Anniversary, to a fixed paid-up benefit, without evidence of insurability. The Death Benefit, Policy Value, other values based on the Policy Value and the Investment Account values will be determined as of the Business Day on which we receive the written request for conversion. The basis for determining the Policy Value will be the Commissioners 1980 Standard Ordinary Smoker or Non-Smoker Mortality Table and an interest rate of 4% per year. The Flexible Premium Variable Life coverage cannot be reinstated after the date of the conversion. After the date of the conversion, no further Monthly Deductions will be taken from Policy Value.

INCONTESTABILITY

Manulife New York will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount or the addition of a Supplementary Benefit, after such increase or addition which requires evidence of insurability has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, we can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the life insured in the Policy are incorrect, Manulife New York will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the life insured dies by suicide within two years after the Issue Date, the Policy will terminate and we will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If the life insured dies by suicide within two years after an applied for increase in Face Amount takes effect, we will credit the amount of any Monthly Deductions taken for the increase and reduce the Face Amount to what it was prior to the increase. If the life insured's death is by suicide, the Death Benefit for that increase will be limited to the Monthly Deductions taken for the increase.

We reserve the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS

A death benefit guarantee supplementary benefit will be included as part of the policy when it is issued. Subject to certain requirements, one or more supplementary benefits may also be added to a Policy, including those providing accidental death coverage, waiving monthly deductions upon disability, and, in the case of corporate-owned policies, permitting a change of the life insured( a taxable event). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of Manulife New York. The cost, if any, for supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present Federal income tax laws nor of the current interpretations by the IRS. Manulife New York does not make any guarantee regarding the tax status of any Policy or any transaction regarding the Policies.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

      -     The Policy must satisfy the definition of life insurance under
            Section 7702 of the Code.

      - The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

      - The Policy must be a valid life insurance contract under applicable state law.

      - The Policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for Federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the Policy, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy that is issued on the basis of a standard rate class, we believe (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, we reserve the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. We believe that the Separate Account will thus meet the diversification requirement, and we will monitor continued compliance with the requirement.

STATE LAW

A policy must qualify as a valid life insurance contract under New York State laws. State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for Federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and policy values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury has stated it expects to issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes. We believe that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, or an assignment of the Policy may have Federal income tax consequences. In addition, Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

- the aggregate amount of any premiums or other consideration paid for a Policy; minus

- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract ("MEC"), to the extent such amount has been excluded from gross income, will be disregarded); plus

- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of surrender or lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to IRS reporting requirements.

TREATMENT OF MATURITY BENEFITS AND EXTENSION OF MATURITY DATE

If the maturity date is extended past the year in which the insured attains age 100, the Company believes the Policy will continue to qualify as a life insurance policy for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that the policyowner would be viewed as constructively receiving the cash value in the year the insured attains age 100. If this were the case, an amount equal to the excess of the cash value over the investment in the Policy would be includible in the policyowner's income at that time.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

      - First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

      - Second, loans taken from or secured by such a Policy and assignments or pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

      - Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

      -     is made on or after the date on which the policyowner attains age
            59-1/2;

      -     is attributable to the policyowner becoming disabled; or

      - is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," or "MEC" which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit." The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during the first seven Policy Years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by Manulife New York to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium which would cause the Policy to become a MEC is received within 23 days of the next Policy Anniversary, we will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium on the next anniversary will be refunded to the policyowner. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the next anniversary.

If a premium which would cause the Policy to become a MEC is received more than 23 days prior to the next Policy Anniversary, we will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If in connection with the application or issue of the Policy, the policyowner acknowledges that the policy is or will become a MEC, excess premiums that would cause MEC status will be credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by Manulife New York (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the sum of such average unborrowed Policy cash values and the average adjusted bases for all other assets of the taxpayer.

If the policyowner is an individual, and if the taxpayer is a business and is not the policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10

Interest credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of the interest charged on the policy loan less than the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25%. The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credit interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which we consider to be most likely to result in the transaction being treated as a loan under Federal tax law. We will only increase the loan interest 60 days after filing the change with the Superintendent of Insurance of the State of New York.

POLICY EXCHANGES

A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured issued by Manulife New York or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. The receipt of cash or forgiveness of indebtedness is treated as "boot" which is taxable up to the amount of the gain in the policy. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax advisor. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATIVE MINIMUM TAX

Corporate owners may be subject to Alternative Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

      -     the value each year of the life insurance protection provided;

      -     an amount equal to imputed interest on a deemed employer loan;

      -     an amount equal to any employer-paid premiums; or

      - some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, Manulife New York will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. We may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account we may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.

REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, Manulife New York will send the policyowner a statement showing, among other things:

      -     the amount of death benefit;

      - the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

      - the value of the units in each Investment Account to which the Policy Value is allocated;

      -     the Policy Debt and any loan interest charged since the last report;

      - the premiums paid and other Policy transactions made during the period since the last report; and

      -     any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

Manulife Financial Securities LLC ("Manulife Financial Securities"), whose principal offices are located at 73 Tremont Street, Boston, Massachusetts 02108, acts as the principal underwriter of, and continuously offers, the Policies pursuant to an Underwriting and Distribution Agreement with Manulife New York. Manulife Financial Securities is an indirect wholly-owned subsidiary of MFC. Manulife Financial Securities is registered as a broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers and is duly appointed and licensed as an insurance agent of Manulife New York. Manulife Financial Securities is a Delaware limited liability company, the managing member of which is Manulife USA. Manulife USA in its capacity as managing member is authorized to act on behalf of Manulife Financial Securities. The Policies will be sold by registered representatives of broker-dealers having distribution agreements with Manulife Financial Securities who are also licensed by the New York State Insurance Department and appointed with Manulife New York.


A registered representative will receive commissions not to exceed 99% of premiums in the first year. A registered representative will receive commissions which are normally 2% of all premiums paid from the second to tenth year and 0% thereafter


RESPONSIBILITIES ASSUMED BY MANULIFE NEW YORK, MANULIFE USA AND MANULIFE FINANCIAL SECURITIES

We have entered into an agreement with Manulife Financial Securities pursuant to which Manulife Financial Securities will pay selling broker dealers commission and expense allowance payments subject to limitations imposed by New York Insurance Law. We will prepare and maintain all books and records required to be prepared and maintained by Manulife Financial Securities with respect to the Policies, and send all confirmations required to be sent by Manulife Financial Securities with respect to the Policies. We will pay Manulife Financial Securities for expenses incurred and services performed under the terms of the agreement in such amounts and at such times as agreed to by the parties.


Manulife USA has entered into a Service Agreement with us pursuant to which Manulife USA or its designee will provide to us all issue, administrative, general services and record keeping functions on our behalf with respect to all of our insurance policies including the Policies.


Finally, we may, from time to time at our sole discretion, enter into one or more reinsurance agreements with other life insurance companies, under which policies issued by us may be automatically reinsured, such that our total amount at risk under a policy would be limited for the life of the insured.

VOTING RIGHTS

As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife New York is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife New York will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife New York in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable Federal securities laws or regulations change so as to permit Manulife New York to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife New York, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manulife New York may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, Manulife New York itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife New York reasonably disapproves such changes in accordance with applicable Federal regulations. If Manulife New York does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES

Although we believe it to be unlikely, it is possible that in the judgment of our management, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, we may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and the Superintendent of Insurance of the state of New York may be required.

We also reserve the right to create new separate accounts, combine other separate accounts with the Separate Account, to establish additional sub-accounts within the Separate Account, to combine sub-accounts or to transfer assets in one sub-account to another sub-account, to eliminate existing sub-accounts and stop accepting new allocations and transfers into the corresponding fund, to operate the Separate Account as a management investment company or other form permitted by law, to transfer assets from this Separate Account to another separate account and from another separate account to this Separate Account, and to de-register the Separate Account under the 1940 Act. We would make the change only if permissible under applicable Federal and New York state law.

RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of Manulife New York.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by us. All financial transactions will be handled by us. All reports required to be made and information required to be given will be provided by us.

STATE REGULATIONS

We are subject to the laws of the State of New York governing insurance companies and to the regulation of the New York Insurance Department. Regulation by the New York Insurance Department includes periodic examination of our financial position and operations, including contract liabilities and reserves. Regulation by supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulation of the type and amounts of permitted investments. Our books and accounts are subject to review by the New York Insurance Department and other supervisory agencies at all times, and we file annual statements with these agencies.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS

The consolidated financial statements of The Manufacturers Life Insurance Company of New York at December 31, 2001 and 2000 and for each of the three years ended December 31, 2001 and the financial statements of Separate Account B of The Manufacturers Life Insurance Company of New York at December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

The most current financial statements of The Manufacturers Life Insurance Company of New York ("Manulife New York") are those as of December 31, 2001. Manulife New York does not customarily issue U.S. GAAP financial statements more often than annually and believes that any incremental benefit to prospective policyowners that may result from issuing and delivery more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, Manulife New York represents that there have been no adverse changes in the financial condition or operations of the Company between December 31, 2001 and the date of this prospectus.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.

For further information you may also contact Manulife New York's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS

Our Officers and Directors, together with their principal occupations during the past five years, are as follows:

NAME, AGE AND PRINCIPAL      POSITION WITH
BUSINESS ADDRESS             COMPANY               PRINCIPAL OCCUPATION
-----------------------      -------------         --------------------

Bruce Avedon                 Director*             Director, Manulife New York, March 1992 to present; Consultant
Age: 73                                            (self-employed) September 1983 to present.
6601 Hitching Post Lane
Cincinnati, OH 45230

Thomas Borshoff              Director*             Director, Manulife New York, February 1999 to present; Self-employed,
Age: 55                                            Real Estate Owner/Manager; Chief Executive Officer and Chairman, First
536 Stone Road                                     Federal Savings and Loan of Rochester, 1983 to 1997.
Pittsford, NY  14534

James R. Boyle               Director*             Director, Manulife New York, August 1999 to present; Senior Vice
Age: 43                                            President, U.S. Annuities, Manulife Financial, July 1999 to present;
500 Boylston Street                                President, Manulife North America, July 1999 December 2001; Vice
Boston, MA  02116                                  President, Institutional Markets, Manulife Financial, May 1998 to July
                                                   1999; Vice President, Administration and Chief Administrative Officer,
                                                   Manulife North America, September 1996 to May 1998; Vice President,
                                                   Chief Financial Officer and Chief Administrative Officer, Manulife North
                                                   America, August 1994 to September 1996.

Robert A. Cook               Director*             Director, Manulife New York, February 1999 to present; President U.S.
Age: 47                                            Insurance January 2002 to present;  Senior Vice President, U.S.
73 Tremont Street                                  Individual Insurance, Manulife Financial, January 1999 to present; Vice
Boston, MA 02108                                   President, U.S. Insurance, Manulife Financial, 1995 to December 1998.

John D. DesPrez III          Director* and         President, Manulife USA, January 1999 to present; Director, Manulife
Age: 45                      Chairman of the       Wood Logan, October 1996 to present; Director, September 1996 to
73 Tremont Street            Board of Directors    present and Chairman of the Board, January 1999 to present, of Manulife
Boston, MA 02108                                   North America; President, Manulife North America, September 1996 to
                                                   December 1998; President, MIT September 1996 to present; Senior Vice
                                                   President, U.S. Annuities, Manulife USA, September 1996 to December
                                                   1998; Vice President, Mutual Funds, Manulife Financial, January 1995 to
                                                   September 1996; Director, MWL, December 1995 to present; Director, Wood
                                                   Logan Distributors, March 1993 to present; President, North American
                                                   Funds, March 1993 to September 1996; Director, Manulife New York, March
                                                   1992 to present;

Ruth Ann Fleming             Director*             Director, Manulife New York, March 1992 to present; Attorney,
Age: 43                                            consulting services and pro bono activities.
205 Highland Avenue
Short Hills, NJ 07078

James D. Gallagher           Director* and         President, Manufacturers Investment Trust, February 2001 to Present,
Age: 47                      President             President, The Manufacturers Life Insurance Company of New York, August
73 Tremont Street                                  1999 to Present, Executive Vice President, Secretary and Chief Legal
Boston, MA 02108                                   Counsel, The Manufacturers Life Insurance Company (USA), January 1997
                                                   to present; Secretary and General Counsel, Manufacturers Adviser
                                                   Corporation, January 1997 to present; Vice President, Chief Legal
                                                   Officer and Government Relations-U.S. Operations, The Manufacturers Life
                                                   Insurance Company, January 1996 to present; Vice President, Secretary and General Counsel, The Manufacturers Life Insurance Company of North
                                                   America, 1994 to present.


NAME, AGE AND PRINCIPAL      POSITION WITH
BUSINESS ADDRESS             COMPANY               PRINCIPAL OCCUPATION
-----------------------      -------------         --------------------

David W. Libbey              Treasurer             Senior Vice President, Treasurer and Chief Financial Officer, U.S.
Age: 55                                            Annuites, Manulife USA, December 1997 to present; Treasurer, Manulife
500 Boylston Street                                New York, November 1997 to present; Vice President, Finance, Manulife
Boston, MA  02116                                  North America, June 1997 to December 1997; Vice President, Finance,
                                                   Annuities, Manulife Financial, June 1997 to present; Vice President &
                                                   Actuary, Paul Revere Insurance Group, June 1970 to March 1997.

Neil M. Merkl, Esq.          Director*             Director, Manulife New York, December 1995 to present; Attorney
Age:  71                                           (self-employed), April 1994 to present; Attorney, Wilson Elser, 1979 to
35-35 161st Street                                 1994.
Flushing, NY 11358

James P. O'Malley            Director*             Senior Vice President, U.S. Pensions, Manulife Financial, January 1999
Age:56                                             to present; Director, Manulife New York, November 1998 to present;
200 Bloor Street East                              Director, ManAmerica, November 1998 to present; Vice President, Systems
Toronto, Ontario                                   New Business Pensions, Manulife Financial, 1984 to December 1998.
Canada M4W 1E5

Bradford J. Race Jr.         Director*             Director, Manulife New York, February 2002 to present; Secretary to the
Age:  57                                           Governor, Chief of Staff and Senior Policy Advisor to the Governor of
136 East 64th Street                               the State of New York, George E. Pataki, 1995-February 2002; Partner,
New York, NY  10021                                Seward & Kissel - Law Firm, 1981-1994, Attorney, Dewey Ballantine,
                                                   1970-1981, 2002-Present.
Kim Ciccarelli               Secretary and         Secretary and Counsel, Manulife New York, November 2001 to present;
Age: 32                      Counsel               Assistant Counsel, Manulife U.S.A., November 1999 to present;
73 Tremont Street                                  Paralegal, Manulife U.S.A., March 1995 - October 1999.
Boston, MA 02108

John Ostler                  Appointed Actuary     Appointed Actuary, Manulife New York, November 2000 to present;
Age: 48                                            Executive Vice President and Chief Financial Officer, Manulife USA,
200 Bloor Street East                              October 1, 2000 to present; Vice President and Corporate Actuary, The
Toronto, Ontario                                   Manufacturers Life Insurance Company, March 1998 to September 2000;
Canada M4W 1E5                                     Vice President & CFO U.S. Individual Insurance, The Manufacturers Life
                                                   Insurance Company, 1992 to March 1998; Vice President, U.S. Insurance
                                                   Products, The Manufacturers Life Insurance Company, 1990-1992;
                                                   Assistant Vice President & Pricing Actuary , U.S. Insurance, The
                                                   Manufacturers Life Insurance Company, 1988-1990.


* Each Director is elected to serve until the next annual meeting of shareholders or until his or her successor is elected and qualified.

ILLUSTRATIONS


The tables set forth in Appendix B illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

APPENDIX A:   Definitions



Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, our underwriting requirements for the standard Risk Classification.



Age
on any date is the life insured's age on his or her nearest birthday. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.



Attained Age
                   is the age at issue plus the number of whole years that have elapsed since the Policy Date.



Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange on that day.



Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding Monthly Deductions due.



Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date we receive at least the minimum initial premium at our Service Office. In either case, we will take the first Monthly Deduction on the Effective Date.



Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in our general account.



Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.



Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.



Issue Date
is the date we issued the Policy. The Issue Date is also the date from which the Suicide and Incontestability provisions of the Policy are measured.



Life Insured
is the person whose life is insured under this Policy.



Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.



Maturity Date
is the Policy Anniversary nearest the life insured's Attained Age 100.



Monthly No-Lapse Guarantee Premium
is one-twelfth of the No-Lapse Guarantee Premium.



Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.



Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.



No-Lapse Guarantee
when the Policy is in the No-Lapse Guarantee Period, as long as the No-Lapse Guarantee Cumulative Premium Test is met, the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.



No-Lapse Guarantee Period
is set at issue, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at (a) the lessor of twenty years and age 75, and (b) the lessor of five years or age 95 for any issue age between 75 and 90, depending on state limitations. Certain states may have a shorter guarantee period. (The No-Lapse Guarantee Period for a particular Policy is stated in the Policy.).



No-Lapse Guarantee Premium
is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. The premium is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:



-     the face amount of insurance changes.
- There is a decrease in the Face Amount of insurance due to a partial withdrawal.
-     a Supplementary Benefit is added, changed or terminated.
-     the risk classification of the life insured changes.
- a temporary Additional Rating is added (due to a face amount increase) or terminated.
-     the Death Benefit Option changes.



No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.



No-Lapse Guarantee Cumulative Premium Test is a test that, if satisfied, during the No-Lapse Guarantee Period will keep the policy in force when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any gross partial withdrawals and less any Policy Debt, is greater than or equal to the sum of the applicable monthly No-Lapse Guarantee Premiums due since the Policy Date.



Policy Date
is the date from which charges for the first monthly deduction are calculated and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.



Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:



      (a)   is the total amount of loans borrowed as of such date;



      (b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;




      (c) is any interest charges accrued from the last Policy Anniversary to the current date; and



      (d)   is the total amount of loan repayments as of such date.



Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.



Service Office Mailing Address
is P.O. Box 633, Niagara Square Station, Buffalo, New York  14201-0633.



Surrender Charge Period
is the period following the Issue Date of the Policy or following any increase in Face Amount during which we will assess surrender charges. Surrender charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.



Written Request
is the policyowner's request to us which must be in a form satisfactory to us, signed and dated by the policyowner, and received at our Service Office.

Appendix B: SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS


The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.


The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Series I shares of the Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect a simple average of those Portfolios' current expenses, which is approximately 09.37% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of 0.937%, 5.063% and 11.063%. The illustrations reflect the current expense reimbursements in effect for the Lifestyle Trust and Index Trusts. In the absence of such expense reimbursements, the average of the Portfolio's current expenses would have been 1.019% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of 1.019%, 4.981% and 10.981%. The expense reimbursements for certain portfolios of the Trust (which are described in the "Trust Annual Expense" table) are expected to remain in effect during the fiscal year ended December 31, 2002. Were the expense reimbursements to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.


The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for Federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.


There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker:


20 Year No Lapse Guarantee

      one based on current cost of insurance charges assessed by Manulife New York and the other based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables.


* Illustrations do not include optional riders that may be available



Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manulife New York will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, Manulife New York may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.


The Policies have been offered to the public only since approximately September 15, 2002. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $2,260 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES


                               0% Hypothetical             6% Hypothetical                 12% Hypothetical
                            Gross Investment Return     Gross Investment Return          Gross Investment Return
                            -----------------------     -----------------------          -----------------------

     End Of  Accumulated  Policy    Cash      Death    Policy     Cash     Death       Policy     Cash         Death
     Policy   Premiums     Value  Surrender  Benefit    Value   Surrender  Benefit     Value     Surrender     Benefit
    Year (1)    (2)               Value (3)                     Value (3)                        Value (3)

        1        2,373     1,111         0   500,000     1,203         0   500,000       1,296           0     500,000
        2        4,865     2,195         0   500,000     2,449         0   500,000       2,714           0     500,000
        3        7,481     3,225         0   500,000     3,710         0   500,000       4,239         210     500,000
        4       10,228     4,166       706   500,000     4,950     1,490   500,000       5,841       2,381     500,000
        5       13,112     5,038     2,147   500,000     6,189     3,297   500,000       7,550       4,658     500,000
        6       16,141     6,126     3,804   500,000     7,721     5,398   500,000       9,684       7,362     500,000
        7       19,321     7,148     5,394   500,000     9,268     7,514   500,000      11,984      10,230     500,000
        8       22,660     8,108     6,923   500,000    10,834     9,649   500,000      14,467      13,283     500,000
        9       26,166     9,008     8,392   500,000    12,421    11,805   500,000      17,155      16,539     500,000
       10       29,847     9,867     9,820   500,000    14,047    13,999   500,000      20,085      20,038     500,000
       15       51,206    12,258    12,258   500,000    21,384    21,384   500,000      37,754      37,754     500,000
       20       78,466    11,767    11,767   500,000    28,202    28,202   500,000      65,935      65,935     500,000
       25      113,256     7,374     7,374   500,000    32,748    32,748   500,000     110,063     110,063     500,000
       30      157,659     0 (4)     0 (4)     0 (4)    33,781    33,781   500,000     182,387     182,387     500,000
       35      214,330                                  28,296    28,296   500,000     304,928     304,928     500,000
       40      286,658                                  11,550    11,550   500,000     519,972     519,972     556,371
       45      378,968                                   0 (4)     0 (4)     0 (4)     888,663     888,663     933,096
       50      496,783                                                               1,505,767   1,505,767   1,581,056
       55      647,147                                                               2,533,876   2,533,876   2,660,569
       60      839,054                                                               4,261,620   4,261,620   4,304,236
       65    1,083,982                                                               7,215,629   7,215,629   7,215,629

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $2,260 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical             6% Hypothetical                 12% Hypothetical
                            Gross Investment Return     Gross Investment Return          Gross Investment Return
                            -----------------------     -----------------------          -----------------------

     End Of  Accumulated  Policy    Cash      Death    Policy     Cash     Death       Policy     Cash         Death
     Policy   Premiums     Value  Surrender  Benefit    Value   Surrender  Benefit     Value     Surrender     Benefit
    Year (1)    (2)               Value (3)                     Value (3)                        Value (3)

         1        2,373     1,111         0  500,000     1,203         0   500,000       1,296           0     500,000
         2        4,865     2,032         0  500,000     2,281         0   500,000       2,541           0     500,000
         3        7,481     2,882         0  500,000     3,346         0   500,000       3,853           0     500,000
         4       10,228     3,656       196  500,000     4,393       933   500,000       5,233       1,773     500,000
         5       13,112     4,347     1,455  500,000     5,411     2,520   500,000       6,678       3,787     500,000
         6       16,141     5,128     2,806  500,000     6,584     4,261   500,000       8,388       6,066     500,000
         7       19,321     5,807     4,054  500,000     7,713     5,959   500,000      10,177       8,423     500,000
         8       22,660     6,386     5,201  500,000     8,798     7,613   500,000      12,052      10,867     500,000
         9       26,166     6,852     6,236  500,000     9,823     9,207   500,000      14,008      13,392     500,000
        10       29,847     7,208     7,160  500,000    10,785    10,738   500,000      16,053      16,006     500,000
        15       51,206     6,911     6,911  500,000    14,049    14,049   500,000      27,447      27,447     500,000
        20       78,466     2,111     2,111  500,000    13,442    13,442   500,000      42,059      42,059     500,000
        25      113,256     0 (4)     0 (4)    0 (4)     2,569     2,569   500,000      56,479      56,479     500,000
        30      157,659                                  0 (4)     0 (4)     0 (4)      64,282      64,282     500,000
        35      214,330                                                                 47,614      47,614     500,000
        40      286,658                                                                  0 (4)       0 (4)       0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $3,070 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical             6% Hypothetical                 12% Hypothetical
                            Gross Investment Return     Gross Investment Return          Gross Investment Return
                            -----------------------     -----------------------          -----------------------

     End Of  Accumulated  Policy    Cash      Death    Policy     Cash     Death       Policy     Cash         Death
     Policy   Premiums     Value  Surrender  Benefit    Value   Surrender  Benefit     Value     Surrender     Benefit
    Year (1)    (2)               Value (3)                     Value (3)                        Value (3)

         1        3,224     1,823         0  501,823     1,958         0   501,958       2,094           0     502,094
         2        6,608     3,601         0  503,601     3,985         0   503,985       4,385           0     504,385
         3       10,162     5,309     1,171  505,309     6,055     1,917   506,055       6,865       2,727     506,865
         4       13,894     6,912     3,358  506,912     8,132     4,578   508,132       9,513       5,959     509,513
         5       17,812     8,430     5,460  508,430    10,237     7,267   510,237      12,365       9,395     512,365
         6       21,926    10,212     7,827  510,212    12,734    10,349   512,734      15,823      13,437     515,823
         7       26,246    11,911    10,110  511,911    15,280    13,478   515,280      19,570      17,768     519,570
         8       30,782    13,532    12,314  513,532    17,878    16,661   517,878      23,636      22,419     523,636
         9       35,544    15,076    14,443  515,076    20,533    19,900   520,533      28,054      27,421     528,054
        10       40,545    16,564    16,515  516,564    23,263    23,214   523,263      32,876      32,828     532,876
        15       69,558    21,840    21,840  521,840    36,664    36,664   536,664      62,910      62,910     562,910
        20      106,588    24,497    24,497  524,497    51,769    51,769   551,769     112,560     112,560     612,560
        25      153,848    23,075    23,075  523,075    66,501    66,501   566,501     191,116     191,116     691,116
        30      214,166    17,198    17,198  517,198    80,116    80,116   580,116     317,787     317,787     817,787
        35      291,148     5,339     5,339  505,339    90,349    90,349   590,349     523,573     523,573   1,023,573
        40      389,398     0 (4)     0 (4)    0 (4)    93,926    93,926   593,926     860,273     860,273   1,360,273
        45      514,793                                 83,906    83,906   583,906   1,412,539   1,412,539   1,912,539
        50      674,833                                 48,505    48,505   548,505   2,319,690   2,319,690   2,819,690
        55      879,089                                  0 (4)     0 (4)     0 (4)   3,813,303   3,813,303   4,313,303
        60    1,139,777                                                              6,281,403   6,281,403   6,781,403
        65    1,472,488                                                             10,209,544  10,209,544  10,709,544

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                          $3,070 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical             6% Hypothetical                 12% Hypothetical
                            Gross Investment Return     Gross Investment Return          Gross Investment Return
                            -----------------------     -----------------------          -----------------------

     End Of  Accumulated  Policy    Cash      Death    Policy     Cash     Death       Policy     Cash         Death
     Policy   Premiums     Value  Surrender  Benefit    Value   Surrender  Benefit     Value     Surrender     Benefit
    Year (1)    (2)               Value (3)                     Value (3)                        Value (3)

         1       3,224    1,823         0    501,823    1,958         0    501,958      2,094            0    502,094
         2       6,608    3,438         0    503,438    3,816         0    503,816      4,211            0    504,211
         3      10,162    4,964       826    504,964    5,689     1,551    505,689      6,478        2,339    506,478
         4      13,894    6,400     2,846    506,400    7,572     4,018    507,572      8,902        5,348    508,902
         5      17,812    7,735     4,766    507,735    9,456     6,486    509,456     11,488        8,518    511,488
         6      21,926    9,209     6,824    509,209   11,589     9,204    511,589     14,517       12,131    514,517
         7      26,246   10,563     8,762    510,563   13,713    11,912    513,713     17,747       15,945    517,747
         8      30,782   11,799    10,582    511,799   15,826    14,609    515,826     21,196       19,979    521,196
         9      35,544   12,906    12,273    512,906   17,912    17,279    517,912     24,871       24,239    524,872
        10      40,545   13,885    13,837    513,885   19,971    19,922    519,971     28,794       28,746    528,794
        15      69,558   16,479    16,479    516,479   29,275    29,275    529,275     52,461       52,461    552,461
        20     106,588   14,760    14,760    514,760   36,710    36,710    536,710     87,797       87,797    587,797
        25     153,848    4,335     4,335    504,335   35,956    35,956    535,956    134,984      134,984    634,984
        30     214,166    0 (4)     0 (4)      0 (4)   18,150    18,150    518,150    194,203      194,203    694,203
        35     291,148                                  0 (4)     0 (4)      0 (4)    259,380      259,380    759,380
        40     389,398                                                                312,890      312,890    812,890
        45     514,793                                                                309,922      309,922    809,922
        50     674,833                                                                171,131      171,131    671,131
        55     879,089                                                                  0 (4)        0 (4)      0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 17 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,940 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical             6% Hypothetical                 12% Hypothetical
                            Gross Investment Return     Gross Investment Return          Gross Investment Return
                            -----------------------     -----------------------          -----------------------

     End Of  Accumulated  Policy    Cash      Death    Policy     Cash     Death       Policy     Cash         Death
     Policy   Premiums     Value  Surrender  Benefit    Value   Surrender  Benefit     Value     Surrender     Benefit
    Year (1)    (2)               Value (3)                     Value (3)                        Value (3)

         1        8,337     4,060         0  500,000     4,390         0   500,000       4,721           0     500,000
         2       17,091     7,745       493  500,000     8,651     1,399   500,000       9,600       2,348     500,000
         3       26,282    11,419     5,065  500,000    13,148     6,794   500,000      15,035       8,681     500,000
         4       35,934    14,778     9,321  500,000    17,579    12,122   500,000      20,763      15,306     500,000
         5       46,067    17,983    13,423  500,000    22,102    17,542   500,000      26,981      22,421     500,000
         6       56,708    22,157    18,494  500,000    27,892    24,229   500,000      34,959      31,296     500,000
         7       67,880    26,032    23,266  500,000    33,700    30,934   500,000      43,524      40,758     500,000
         8       79,611    29,656    27,787  500,000    39,571    37,703   500,000      52,789      50,920     500,000
         9       91,928    33,062    32,090  500,000    45,543    44,571   500,000      62,861      61,889     500,000
        10      104,862    36,240    36,165  500,000    51,607    51,532   500,000      73,817      73,742     500,000
        15      179,900    44,906    44,906  500,000    79,421    79,421   500,000     141,622     141,622     500,000
        20      275,671    43,364    43,364  500,000   108,504   108,504   500,000     259,681     259,681     500,000
        25      397,901    24,813    24,813  500,000   132,852   132,852   500,000     468,838     468,838     500,000
        30      553,901     0 (4)     0 (4)    0 (4)   150,709   150,709   500,000     838,401     838,401     880,321
        35      753,000                                154,238   154,238   500,000   1,453,931   1,453,931   1,526,628
        40    1,007,108                                128,479   128,479   500,000   2,489,141   2,489,141   2,514,032
        45    1,331,420                                  0 (4)     0 (4)     0 (4)   4,258,963   4,258,963   4,258,963

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 8 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,940 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical             6% Hypothetical                 12% Hypothetical
                            Gross Investment Return     Gross Investment Return          Gross Investment Return
                            -----------------------     -----------------------          -----------------------

     End Of  Accumulated  Policy    Cash      Death    Policy     Cash     Death       Policy     Cash         Death
     Policy   Premiums     Value  Surrender  Benefit    Value   Surrender  Benefit     Value     Surrender     Benefit
    Year (1)    (2)               Value (3)                     Value (3)                        Value (3)

        1         8,337     4,060         0  500,000     4,390         0   500,000      4,721         0       500,000
        2        17,091     6,610         0  500,000     7,480       229   500,000      8,395     1,144       500,000
        3        26,282     8,710     2,356  500,000    10,287     3,933   500,000     12,020     5,666       500,000
        4        35,934    10,336     4,879  500,000    12,767     7,310   500,000     15,562    10,105       500,000
        5        46,067    11,439     6,879  500,000    14,849    10,289   500,000     18,959    14,399       500,000
        6        56,708    12,597     8,934  500,000    17,127    13,464   500,000     22,847    19,184       500,000
        7        67,880    13,122    10,356  500,000    18,884    16,118   500,000     26,520    23,754       500,000
        8        79,611    12,931    11,062  500,000    20,010    18,141   500,000     29,874    28,005       500,000
        9        91,928    11,928    10,956  500,000    20,370    19,398   500,000     32,780    31,808       500,000
       10       104,862    10,006     9,931  500,000    19,815    19,740   500,000     35,088    35,013       500,000
       15       179,900     0 (4)     0 (4)    0 (4)     0 (4)     0 (4)     0 (4)     31,409    31,409       500,000
       20       275,671                                                                 0 (4)     0 (4)         0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 8 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $11,575 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES

                               0% Hypothetical             6% Hypothetical                 12% Hypothetical
                            Gross Investment Return     Gross Investment Return          Gross Investment Return
                            -----------------------     -----------------------          -----------------------

     End Of  Accumulated  Policy    Cash      Death    Policy     Cash     Death       Policy     Cash         Death
     Policy   Premiums     Value  Surrender  Benefit    Value   Surrender  Benefit     Value     Surrender     Benefit
    Year (1)    (2)               Value (3)                     Value (3)                        Value (3)

        1        12,154    7,232         0   507,232     7,753          0  507,753       8,276            0     508,276
        2        24,915   13,993     6,038   513,993    15,474      7,520  515,474      17,021        9,067     517,021
        3        38,315   20,657    13,687   520,657    23,537     16,567  523,537      26,667       19,696     526,667
        4        52,384   26,912    20,926   526,912    31,631     25,644  531,631      36,966       30,980     536,966
        5        67,157   32,926    27,923   532,926    39,920     34,918  539,920      48,153       43,150     548,153
        6        82,669   40,126    36,107   540,126    49,907     45,888  549,907      61,878       57,860     561,878
        7        98,956   46,923    43,889   546,923    60,016     56,982  560,016      76,674       73,640     576,674
        8       116,057   53,370    51,320   553,370    70,298     68,248  570,298      92,692       90,642     592,692
        9       134,014   59,503    58,437   559,503    80,788     79,722  580,788     110,080      109,014     610,080
       10       152,869   65,310    65,228   565,310    91,475     91,393  591,475     128,953      128,871     628,953
       15       262,260   85,398    85,398   585,398   143,306    143,306  643,306     245,726      245,726     745,726
       20       401,875   95,344    95,344   595,344   201,820    201,820  701,820     439,050      439,050     939,050
       25       580,063   87,242    87,242   587,242   256,274    256,274  756,274     742,005      742,005   1,242,005
       30       807,481   59,889    59,889   559,889   303,188    303,188  803,188   1,227,523    1,227,523   1,727,523
       35     1,097,730    6,565     6,565   506,565   331,913    331,913  831,913   2,011,966    2,011,966   2,511,966
       40     1,468,170    0 (4)     0 (4)     0 (4)   329,145    329,145  829,145   3,291,608    3,291,608   3,791,608
       45     1,940,956                                139,800    139,800  639,800   5,245,436    5,245,436   5,745,436

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 8 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $11,575 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES

                               0% Hypothetical             6% Hypothetical                 12% Hypothetical
                            Gross Investment Return     Gross Investment Return          Gross Investment Return
                            -----------------------     -----------------------          -----------------------

     End Of  Accumulated  Policy    Cash      Death    Policy     Cash     Death       Policy     Cash         Death
     Policy   Premiums     Value  Surrender  Benefit    Value   Surrender  Benefit     Value     Surrender     Benefit
    Year (1)    (2)               Value (3)                     Value (3)                        Value (3)

        1      12,154       7,232       0    507,232     7,753        0     507,753      8,276           0    508,276
        2      24,915      12,842   4,887    512,842    14,286    6,331     514,286     15,796       7,842    515,796
        3      38,315      17,909  10,938    517,909    20,629   13,659     520,629     23,596      16,626    523,596
        4      52,384      22,410  16,423    522,410    26,741   20,755     526,741     31,668      25,682    531,668
        5      67,157      26,298  21,295    526,298    32,551   27,549     532,551     39,975      34,973    539,975
        6      82,669      30,432  26,414    530,432    38,948   34,929     538,948     49,493      45,474    549,493
        7      98,956      33,839  30,805    533,839    44,927   41,892     544,927     59,255      56,221    559,255
        8     116,057      36,443  34,393    536,443    50,379   48,329     550,379     69,191      67,141    569,191
        9     134,014      38,158  37,092    538,158    55,180   54,113     555,180     79,208      78,142    579,208
       10     152,869      38,896  38,814    538,896    59,190   59,108     559,190     89,198      89,116    589,198
       15     262,260      25,471  25,471    525,471    62,857   62,857     562,857    134,863     134,863    634,863
       20     401,875       0 (4)   0 (4)      0 (4)    23,072   23,072     523,072    162,780     162,780    662,780
       25     580,063                                    0 (4)    0 (4)       0 (4)    117,206     117,206    617,206
       30     807,481                                                                    0 (4)       0 (4)      0 (4)

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 8 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                    APPENDIX C: AUDITED FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

The Manufacturers Life Insurance Company of New York
Years ended December 31, 2001, 2000 and 1999

              THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                          AUDITED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999




                                    CONTENTS

Report of Independent Auditors...............................................  1

Audited Financial Statements

Balance Sheets...............................................................  2
Statements of Income.........................................................  3
Statements of Changes in Shareholder's Equity................................  4
Statements of Cash Flows.....................................................  5
Notes to Financial Statements................................................  6

                         Report of Independent Auditors


The Board of Directors and Shareholder
The Manufacturers Life Insurance Company of New York


We have audited the accompanying balance sheets of The Manufacturers Life Insurance Company of New York ("the Company") as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ Ernst & Young LLP
February 28, 2002

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS

AS AT DECEMBER 31
ASSETS  ($ thousands)                                                    2001            2000
----------------------------------------------------------------------------------------------
INVESTMENTS:
   Fixed-maturity securities available-for-sale, at fair value
   (amortized cost: 2001, $110,293; 2000, $114,333)                $  112,479     $   114,188
   Investment in unconsolidated affiliate                                 200             200
   Policy loans                                                         4,220           2,320
   Short-term investments                                             134,652          48,200
----------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                  $  251,551     $   164,908
----------------------------------------------------------------------------------------------

Accrued investment income                                               3,836           3,277
Deferred acquisition costs                                             88,825          59,605
Federal income tax recoverable from affiliates                          1,275           1,000
Other assets                                                              596             518
Receivable for undelivered securities                                      --           6,700
Due from reinsurers                                                     4,154           1,338
Separate account assets                                             1,216,380       1,165,991
----------------------------------------------------------------------------------------------
TOTAL ASSETS                                                       $1,566,617     $ 1,403,337
==============================================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY ($ thousands)
----------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                           $  238,377     $   129,889
   Payable to affiliates                                                5,200           3,079
   Deferred income taxes                                                6,009           6,129
   Cash overdraft                                                         672           1,312
   Other liabilities                                                    9,454           7,307
   Separate account liabilities                                     1,216,380       1,165,991
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                  $1,476,092     $ 1,313,707
----------------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY:
   Common stock                                                    $    2,000     $     2,000
   Additional paid-in capital                                          72,706          72,706
   Retained earnings                                                   15,466          15,435
   Accumulated other comprehensive income (loss)                          353            (511)
----------------------------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY                                         $   90,525     $    89,630
----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                         $1,566,617     $ 1,403,337
==============================================================================================

The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31
 ($ thousands)                                                                     2001          2000          1999
--------------------------------------------------------------------------------------------------------------------
REVENUES:
      Fees from separate accounts and policyholder liabilities                 $ 21,457      $ 19,151      $ 14,670
      Premiums                                                                       43           258           175
      Net investment income                                                      20,415        21,054        16,944
      Net realized investment gains (losses)                                        730        (1,319)         (222)
--------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                                  $ 42,645      $ 39,144      $ 31,567
--------------------------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
      Policyholder benefits and claims                                         $ 10,062      $ 10,336      $  6,613
      Amortization of deferred acquisition costs                                 10,597         7,770         4,287
      Other insurance expenses                                                   22,555        14,772        11,834
--------------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                                    $ 43,214      $ 32,878      $ 22,734
--------------------------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAXES                                              $   (569)     $  6,266      $  8,833
--------------------------------------------------------------------------------------------------------------------
INCOME TAX (BENEFIT) EXPENSE                                                   $   (600)     $   (222)     $  3,095
--------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                     $     31      $  6,488      $  5,738
====================================================================================================================

The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

                                                                                      ACCUMULATED
                                                                                         OTHER             TOTAL
                                COMMON         ADDITIONAL         RETAINED           COMPREHENSIVE      SHAREHOLDER'S
($ thousands)                   STOCK        PAID-IN CAPITAL      EARNINGS           INCOME (LOSS)         EQUITY
---------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999        $2,000           $72,706           $ 3,209              $ 1,452           $79,367
Comprehensive income (loss)         --                --             5,738               (3,896)            1,842
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999      $2,000           $72,706           $ 8,947              $(2,444)          $81,209
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                --                --             6,488                1,933             8,421
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000      $2,000           $72,706           $15,435              $  (511)          $89,630
---------------------------------------------------------------------------------------------------------------------
Comprehensive income                --                --                31                  864               895
---------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001      $2,000           $72,706           $15,466              $   353           $90,525
=====================================================================================================================

The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS


FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                                                            2001           2000          1999
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                          $      31      $   6,488      $  5,738
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
      Amortization of bond discount and premium                                           516             79           585
      Net realized investment (gains) losses                                             (730)         1,319           222
      Provision for deferred income tax                                                  (325)         1,454         1,857
      Amortization of deferred acquisition costs                                       10,597          7,770         4,287
      Policy acquisition costs deferred                                               (41,137)       (17,673)      (15,604)
      Benefits to policyholders                                                        10,062         10,336         6,613
      Changes in assets and liabilities:
           Accrued investment income                                                     (559)          (241)           37
           Federal income tax recoverable from affiliates                                (275)        (1,000)           --
           Other assets                                                                   (78)           (62)        1,378
           Payable to affiliates                                                        2,121           (746)         (289)
           Other liabilities                                                            2,027          2,049         3,315
---------------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                                 $ (17,750)     $   9,773      $  8,139
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                   $ 115,381      $ 109,657      $ 73,626
Fixed-maturity securities purchased                                                  (111,208)       (99,945)      (78,960)
Net change in investment in unconsolidated affiliates                                      --            (25)           --
Net change in short-term investments                                                  (86,396)        (6,886)      (31,279)
Policy loans advanced, net                                                             (1,900)        (1,390)         (378)
Net change in receivable for undelivered securities                                     6,700         (6,700)           --
---------------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES                                                   $ (77,423)     $  (5,289)     $(36,991)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net reinsurance consideration                                                       $  (2,816)     $    (693)     $   (645)
Increase in account balances subject to reinsurance                                     2,816            693           645
Deposits to policyholder funds                                                        203,523         54,403        50,351
Net transfers to separate accounts from policyholder funds                            (84,067)       (47,167)      (12,246)
Return of policyholder funds                                                          (23,643)       (20,125)       (8,106)
---------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                     $  95,813      $ (12,889)     $ 29,999
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS:
Increase (decrease) during the year                                                 $     640      $  (8,405)     $  1,147
Balance (overdraft), beginning of year                                                 (1,312)         7,093         5,946
---------------------------------------------------------------------------------------------------------------------------
BALANCE (OVERDRAFT), END OF YEAR                                                    $    (672)     $  (1,312)     $  7,093
===========================================================================================================================


The accompanying notes are an integral part of these financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
                            (IN THOUSANDS OF DOLLARS)


1.       ORGANIZATION

         The Manufacturers Life Insurance Company of New York (the "Company") is a stock life insurance company, which was organized on February 10, 1992 under the laws of the State of New York. The New York Insurance Department ("the Department") granted the Company a license to operate on July 22, 1992. The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America (hereinafter referred to as "MNA"), which in turn is, a wholly owned subsidiary of Manulife-Wood Logan Holding Co., Inc. (hereinafter referred to as "MWLH"). MWLH is a wholly owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA"), which is in turn, an indirect wholly owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI is a wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded company. MFC and its subsidiaries are known collectively as "Manulife Financial."

         The Company issues both individual and group annuity as well as individual life insurance contracts (collectively, the contracts) in the State of New York. Amounts invested in the fixed portion of the contracts are allocated to the general account or a non-insulated separate account of the Company. Amounts invested in the variable portion of the contracts are allocated to the separate accounts of the Company. Each of these separate accounts invests in either the shares of various portfolios of the Manufacturers Investment Trust ("MIT"), a no-load, open-end investment management company organized as a Massachusetts business trust, or in various portfolios of open-end investment management companies offered and managed by unaffiliated third parties.

         Manufacturers Securities Services, LLC ("MSS"), an affiliate of the Company, is the investment advisor to MIT, the principal underwriter for the variable contracts, and exclusive distributor of all contracts issued by the Company. The Company has a 10% ownership in MSS, which is accounted for on the equity method. The Company's investment in MSS is $200 as at December 31, 2001.

2.       SIGNIFICANT ACCOUNTING POLICIES

    a)   BASIS OF PRESENTATION

         The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

    b)   INVESTMENTS

         The Company classifies all of its fixed-maturity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific-identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred acquisition costs and deferred taxes. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method. For the mortgage-backed bond portion of the fixed-maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

         Policy loans are reported at aggregate unpaid balances, which approximate fair value.

         Short-term investments, which include investments with maturities of less than one year and greater than 90 days as at the date of acquisition, are reported at amortized cost, which approximates fair value.

    c)   CASH EQUIVALENTS

         The Company considers all liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      d)   DEFERRED ACQUISITION COSTS ("DAC")

           Commissions and other expenses that vary with, and are primarily related to, the production of new business are deferred to the extent recoverable and included as an asset. Acquisition costs associated with annuity contracts and investment pension contracts are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. The amortization is adjusted retrospectively when estimates of current or future gross profits are revised. DAC associated with traditional non-participating individual insurance contracts is amortized over the premium-paying period of the related policies. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on estimated future gross profits. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and, if not recoverable, is immediately expensed.

      e)   POLICYHOLDER LIABILITIES AND ACCRUALS


           For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. For traditional non-participating life insurance policies, policyholder liabilities are computed using the net level premium method and are based upon estimates as to future mortality, persistency, maintenance expenses, and interest rate yields that are applicable in the year of issue. The assumptions include a provision for adverse deviation.


      f)   SEPARATE ACCOUNTS

           Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to variable annuity and variable life contracts as well as for group pension business, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements. However, fees charged on separate account policyholder funds are included in revenue of the Company.

2.         SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      g)   REVENUE RECOGNITION



           Fee income from separate accounts, annuity contracts and investment pension contracts consists of charges for mortality, expenses, and surrender and administration charges that have been assessed against the policyholder account balances. Premiums on traditional non-participating life insurance policies are recognized as revenue when due. Investment income is recorded on the accrual basis of accounting and is adjusted for any amortization of premiums or discount where applicable.


      h)   POLICYHOLDER BENEFITS AND CLAIMS

           Benefits for variable annuity and variable life contracts, for universal life insurance contracts and for investment pension contracts include interest credited to policyholder account balances and benefit claims incurred during the period in excess of policyholder account balances.

      i)   INCOME TAXES

           Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

      j)   RECLASSIFICATIONS

           Certain prior year amounts have been reclassified to conform to the current year presentation.

3.         INVESTMENTS AND INVESTMENT INCOME

      a)   FIXED-MATURITY SECURITIES

           At December 31, 2001 and 2000, all fixed-maturity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value are summarized as follows:

                                                                GROSS                 GROSS
                                                              UNREALIZED            UNREALIZED
           AS AT DECEMBER 31         AMORTIZED COST             GAINS                 LOSSES                 FAIR VALUE
           ($ thousands)           2001         2000        2001      2000       2001        2000         2001         2000
----------------------------------------------------------------------------------------------------------------------------
U.S. government                  $ 35,746     $ 39,529     $  409     $364     $(121)     $    (5)     $ 36,034     $ 39,888
Corporate securities               68,767       66,950      2,138      591      (370)      (1,076)       70,535       66,465
Mortgage-backed securities          2,717        6,796         87        6        --          (26)        2,804        6,776
Foreign governments                 3,063           --         45       --        (2)          --         3,106           --
States/political subdivisions          --        1,058         --        1        --           --            --        1,059
----------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES  $110,293     $114,333     $2,679     $962     $(493)     $(1,107)     $112,479     $114,188
----------------------------------------------------------------------------------------------------------------------------

           Proceeds from sales of fixed-maturity securities during 2001 were $97,631 (2000, $54,082; 1999 $60,595). Gross gains of $871 and gross losses of $222 were realized on those sales (gross gains and losses were $245 and $1,550 for 2000; and $301 and $523 for 1999, respectively).

           The contractual maturities of fixed-maturity securities at December 31, 2001 are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

($ thousands)                               AMORTIZED COST            FAIR VALUE
--------------------------------------------------------------------------------
FIXED-MATURITY SECURITIES
   One year or less                           $  24,142               $  24,552
   Greater than 1; up to 5 years                 35,670                  36,847
   Greater than 5; up to 10 years                34,816                  35,414
   Due after 10 years                            12,948                  12,862
   Mortgage-backed securities                     2,717                   2,804
--------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES               $ 110,293               $ 112,479
--------------------------------------------------------------------------------

           Fixed-maturity securities with a fair value of $431 and $437 at December 31, 2001 and 2000, respectively, were on deposit with or in custody accounts on behalf of the Department to satisfy regulatory requirements.

3.         INVESTMENTS AND INVESTMENT INCOME (CONTINUED)

       b)  INVESTMENT INCOME

           Income by type of investment was as follows:

     FOR THE YEARS ENDED DECEMBER 31
     ($ thousands)                        2001         2000         1999
     --------------------------------------------------------------------
     Fixed-maturity securities        $  6,305     $  7,910     $  8,147
     Other invested assets               9,864       10,053        7,476
     Short-term investments              4,415        3,228        1,443
     --------------------------------------------------------------------
     Gross investment income            20,584       21,191       17,066
     --------------------------------------------------------------------
     Investment expenses                  (169)        (137)        (122)
     --------------------------------------------------------------------
     NET INVESTMENT INCOME            $ 20,415     $ 21,054     $ 16,944
     ====================================================================

           The Company includes income earned from its investment in MSS in the other invested assets category. Income earned from the Company's investment in MSS was $9,629, $9,970 and $7,453 for the years ended December 31, 2001, 2000, and 1999, respectively.

4.         COMPREHENSIVE INCOME

           Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                           2001       2000       1999
-----------------------------------------------------------------------------------
NET INCOME                                            $   31    $ 6,488    $ 5,738
-----------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME, NET OF TAX:
   Unrealized holding gains (losses) arising during
   the year                                            1,339      1,076     (4,038)
    Less:
   Reclassification adjustment for realized gains
   (losses) included in net income                       475       (857)      (142)
-----------------------------------------------------------------------------------
Other comprehensive income (loss)                        864      1,933     (3,896)
-----------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                  $  895    $ 8,421    $ 1,842
===================================================================================

           Other comprehensive income is reported net of income tax expense (benefit) of $202, $293 and $(1,088) for 2001, 2000 and 1999, respectively.

5.         DEFERRED ACQUISITION COSTS

           The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                  2001          2000          1999
--------------------------------------------------------------------------------
Balance at January 1                       $ 59,605      $ 50,476      $ 36,831
Capitalization                               41,137        17,673        15,604
Amortization                                (10,597)       (7,770)       (4,287)
Effect of net unrealized (gains) losses
     on securities available-for-sale        (1,320)         (774)        2,328
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31                     $ 88,825      $ 59,605      $ 50,476
================================================================================

6.         INCOME TAXES

           The components of income tax (benefit) expense were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ thousands)                                  2001           2000         1999
--------------------------------------------------------------------------------
Current (benefit) expense                     $(275)       $(1,676)      $1,238
Deferred (benefit) expense                     (325)         1,454        1,857
--------------------------------------------------------------------------------
TOTAL (BENEFIT) EXPENSE                       $(600)       $  (222)      $3,095
================================================================================

           Included in the current benefit for 2000 is a $1,869 one-time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit resulting from the dividends received deduction was $420 and $560 for the years ended December 31, 2001 and 2000, respectively.

           Components of the Company's net deferred tax liability are as follows:

AS AT DECEMBER 31
($ thousands)                                                 2001         2000
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
   Reserves                                               $  6,078      $   961
   Net operating loss carryforwards                          8,608        1,811
    Net capital loss carryforwards                              --          540
    Unrealized losses on securities available-for-sale          --          183
--------------------------------------------------------------------------------
Gross deferred tax assets                                   14,686        3,495
    Valuation allowance                                         --         (171)
--------------------------------------------------------------------------------
Net deferred tax assets                                     14,686        3,324
--------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
   Deferred acquisition costs                              (17,949)      (8,782)
   Unrealized gains on securities available-for-sale          (190)          --
   Other                                                    (2,556)        (671)
--------------------------------------------------------------------------------
Total deferred tax liabilities                             (20,695)      (9,453)
--------------------------------------------------------------------------------
NET DEFERRED TAX LIABILITY                                $ (6,009)     $(6,129)
================================================================================

           As of December 31, 2000, the Company had unrealized capital losses in its available-for-sale portfolio. Under federal tax law, utilization of these capital losses, when realized, is limited to use as an offset against capital gains. The Company believed that it was more likely than not that it would be unable to realize the benefit of the full deferred tax asset related to the net unrealized capital losses. The Company had therefore established a valuation allowance for the amount in excess of the available capital gains. As of December 31, 2001 the Company has unrealized capital gains in its available-for-sale portfolio and it believes that it will realize the full benefit of its deferred tax assets.


           The Company participates as a member of the MWLH-affiliated group, filing a consolidated federal income tax return. The Company files a separate State of New York return. The method of allocation between the companies is subject to a tax-sharing agreement under which the tax liability is allocated to each member of the group on a pro rata basis based on the relationship that the member's tax liability charge to the Company will not be more than the Company would have paid on a separate-return basis. Settlements of taxes are made periodically with the parent.

           For 2001, the Company neither received a refund nor made a payment in regards to income taxes. The Company received refunds of $420 and $719 in 2000 and 1999, respectively.

           At December 31, 2001, the Company has operating loss carryforwards of $24,596 that begin to expire in 2015.

7.         SHAREHOLDER'S EQUITY

           The Company has one class of common stock:

           AS AT DECEMBER 31
           ($ thousands)                                      2001      2000
           ------------------------------------------------------------------
           AUTHORIZED, ISSUED AND OUTSTANDING:
               2,000,000 Common shares, par value $1        $2,000    $2,000
           ------------------------------------------------------------------

           The maximum amount of dividends that may be paid by life insurance companies without prior approval of the New York Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations on a statutory basis.

           The aggregate statutory capital and surplus of the Company at December 31, 2001 was $34,354 (2000, $60,485). The aggregate statutory net (loss) income of the Company for the year ended 2001 was $(25,602) (2000, $(3,010); 1999, $932). State regulatory authorities prescribe statutory accounting practices that differ in certain respects from GAAP in the United States followed by stock life insurance companies. The significant differences relate to investments, deferred acquisition costs, deferred income taxes, non-admitted asset balances, and reserves.

8.         REINSURANCE

           At December 31, 2001, the Company has treaties with thirteen reinsurers, twelve unaffiliated and one affiliated, to reinsure any face amounts in excess of $100 for all individual life insurance products. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations. To date, there has been one recovery accrued under these agreements; a recovery of $2,900 on a $3,000 death claim.


           At December 31, 2001, the Company has deferred stop loss reinsurance agreements with two unaffiliated reinsurers to cover a portion of the risk associated with variable annuity minimum death benefit guarantee claims. The Company paid $750 and $395 in reinsurance premiums for the years ended December 31, 2001 and 2000, respectively. The agreements have a term of fifteen years, at the end of which a settlement will be made. The Company has accounted for these agreements using the deposit method.


9.         RELATED-PARTY TRANSACTIONS

           The Company utilizes various services provided by MLI and its affiliates. Such services include legal, personnel, marketing, investment accounting, and other corporate services. Pursuant to an Administrative Services Agreement and effective for 2001, all intercompany services, except for investment, are billed through ManUSA to the Company. Prior to 2001, such services were billed directly through MLI. Pursuant to an Investment Services Agreement, all investment services are billed directly by MLI to the Company. For the years ended December 31, 2001, 2000, and 1999, the Company was billed administrative and investment service expenses of $17,857, $12,633, and $10,781 respectively from the MLI group of affiliated companies. At December 31, 2001 and 2000, the Company had a net liability to the MLI group of affiliated companies of $4,730 and $3,084 respectively for the services provided.


           Underwriting commissions are paid to MSS. For the years ended December 31, 2001, 2000, and 1999, the Company was billed underwriting commissions of $31,981, $18,336, and $15,388 respectively. At December 31, 2001, the Company had a net liability of $470 for the services provided. At December 31, 2000, the Company had a net receivable of $5 for the services provided. In addition, the Company has a receivable from MSS relating to distributions of $1,092 and $967, which are included in accrued investment income at December 31, 2001 and 2000, respectively.

10.        EMPLOYEE BENEFITS

        a) RETIREMENT PLAN

           The Company participates in a non-contributory pension plan, which is sponsored by the Company's indirect parent ManUSA. "The Manulife Financial U.S. Cash Balance Plan" ("the Plan") provides benefits to participants who have three years of vesting service with the Company. Such benefits are a function of the length of service with the Company as well as the final average earnings of the participant. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available including a lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for participants who were age 45 with 5 or more years vesting service with the Company as at July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

           Cash balance accounts are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits under the Plan vary based on service. Interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year.

           Actuarial valuation of accumulated plan benefits are based on projected salaries, an assumed discount rate, and best estimates of investment yields on plan assets, mortality of participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are accounted for by the plan sponsor in the current period. Vested benefits are fully funded. Experience gains and losses are amortized into income of the sponsor over the estimated average remaining service lives of the participants. No contributions were made during the current or prior year because the Plan was subject to the full funding limitation under the Internal Revenue Code.

           At December 31, 2001, the projected benefit obligation to the participants of the Plan was $56,235 (2000, $51,854), which was based on an assumed interest rate of 7.25% (2000, 7.25%). The fair value of the Plan assets totaled $71,642 (2000, $80,982).

        b) 401(k) PLAN

           The Company participates in a defined contribution 401(k) Savings Plan sponsored by ManUSA. This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The costs associated with the Plan were charged to the Company and were not material.

        c) OTHER POSTRETIREMENT BENEFIT PLAN

           In addition to the above plans, the Company participates in the postretirement benefit plan as sponsored by ManUSA. This plan provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. It provides the medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. This plan provides the retiree with a life insurance benefit of 100% of the salary just prior to retirement. The amount is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

           The postretirement benefit cost of the Company, which includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains / losses arising from differences between actuarial assumptions and actual experience is accounted for by the plan sponsor, ManUSA. This plan is unfunded.

           Retirees who retired prior to July 1, 2001, or active participants who had attained age 50 and had completed 10 years of service with the Company as of July 1, 2001, were grandfathered and can elect to benefit from either the current plan or the prior plan at retirement.

11.        FAIR VALUE OF FINANCIAL INSTRUMENTS

           The carrying values and estimated fair values of the Company's financial instruments at December 31 were as follows:

                                            2001                          2000
                                 -------------------------------------------------------
                                 CARRYING          FAIR         CARRYING        FAIR
                                  VALUE            VALUE          VALUE         VALUE
                                 -------------------------------------------------------
Assets:
Fixed-maturity securities        $  112,479     $  112,479     $  114,188     $  114,188
Policy loans                          4,220          4,220          2,320          2,320
Short-term investments              134,652        134,652         48,200         48,200
Separate account assets           1,216,380      1,216,380      1,165,991      1,165,991

Liabilities:
Policyholder liabilities and     $  234,223     $  223,693     $  128,551     $  124,592
accruals
Cash overdraft                          672            672          1,312          1,312
Separate account liabilities      1,216,380      1,216,380      1,165,991      1,165,991

11.        FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


           The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments;


           Fixed-Maturity Securities: Fair values for fixed-maturity securities are obtained from an independent pricing service.

           Policy Loans: Carrying values approximate fair values.

           Short-Term Investment and Cash Overdraft: Carrying values approximate fair values.

           Separate Account Assets and Liabilities: The carrying values in the balance sheet for separate account assets and liabilities approximate their fair values.

           Policyholder Liabilities and Accruals: Fair values of the Company's liabilities under contracts not involving significant mortality risk are estimated to be the cash surrender value or the cost the Company would incur to extinguish the liability. Amounts are presented net of reinsurance.

12.        LEASES

           The Company leases office space under various operating lease agreements, which will expire between 2002 and 2005. For the years ended December 31, 2001, 2000 and 1999 the Company incurred rent expense of $311, $248 and $166, respectively.

           The minimum lease payments associated with the office space under the operating lease agreements are as follows:

               YEAR ENDED                 MINIMUM LEASE PAYMENTS
               -------------------------------------------------
                  2002                           $  298
                  2003                              279
                  2004                              242
                  2005                              154
                                          ----------------------

               TOTAL                             $  973
               =================================================

13.        BORROWED MONEY

           At the beginning of 2001, the Company had an unsecured line of credit with State Street Bank and Trust in the amount of $5,000, which had an interest rate that varied with changes in the bank's money market rate. This line of credit was discontinued during the year. There were no outstanding advances under the line of credit at December 31, 2000.

14.        CAPITAL MAINTENANCE AGREEMENTS

           Pursuant to a capital maintenance agreement and subject to regulatory approval, MLI has agreed to maintain the Company's statutory capital and surplus at a specified level and to ensure that sufficient funds are available for the timely payment of contractual obligations.

15.        CONTINGENCIES

           The Company is subject to various lawsuits that have arisen in the course of its business. Contingent liabilities arising from litigation, income taxes and other matters are not considered material in relation to the financial position of the Company.

16.        CODIFICATION

           In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company use to prepare their statutory-basis financial statements. The State of New York adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the Company. In total, statutory-basis surplus of the Company increased by $17.

17.        SUBSEQUENT EVENT

           Effective January 1, 2002, the parent company, MNA, was merged with and into ManUSA. As well, the indirect parent company, MWHL, was liquidated into ManUSA. ManUSA will undertake all future operations of MNA.

           Effective January 1, 2002, MSS is no longer the exclusive distributor of all contracts issued by the Company. This service is now exclusively offered by Manulife Financial Securities, LLC, a wholly owned subsidiary of ManUSA.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT B

Audited Financial Statements

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Audited Financial Statements


                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors.............................................  1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................  2
Statements of Operations and Changes in Contract Owners' Equity............  4
Notes to Financial Statements.............................................. 21

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of New York Separate Account B

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of New York Separate Account B as of December 31, 2001, and the related statements of operations and changes in contract owners' equity for each of the periods presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of New York Separate Account B at December 31, 2001, and the results of its operations and the changes in its contract owners' equity for each of the periods presented herein in conformity with accounting principles generally accepted in the United States.


                                 /s/ Ernst & Young LLP


February 1, 2002

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001


ASSETS
Investments at fair value:
    Sub-Accounts:
        Aggressive Growth Trust - 15,712 shares (cost $305,709)                        $   207,717
        All Cap Growth Trust - 6,763 shares (cost $144,608)                                 99,760
        All Cap Value Trust - 11,358 shares (cost $137,106)                                143,220
        Balanced Trust - 358 shares (cost $5,297)                                            4,863
        Blue Chip Growth Trust - 10,382 shares (cost $167,087)                             164,347
        Capital Opportunities Trust - 90 shares (cost $993)                                    966
        Diversified Bond Trust - 29,672 shares (cost $290,019)                             314,222
        Dynamic Growth Trust - 7,066 shares (cost $41,430)                                  33,636
        Emerging Small Company Trust - 4,204 shares (cost $159,903)                        109,547
        Equity Income Trust - 5,388 shares (cost $80,335)                                   81,523
        Equity Index Trust - 611 shares (cost $10,097)                                       8,561
        Financial Services Trust - 264 shares (cost $3,006)                                  3,069
        Fundamental Value Trust - 383 shares (cost $4,433)                                   4,491
        Global Bond Trust - 20 shares (cost $225)                                              229
        Global Equity Trust - 9,292 shares (cost $149,442)                                 120,802
        Growth Trust - 23,042 shares (cost $492,806)                                       321,442
        Growth and Income Trust - 18,897 shares (cost $544,420)                            451,836
        Health Sciences Trust - 3,544 shares (cost $47,866)                                 47,988
        High Yield Trust - 5,354 shares (cost $53,167)                                      52,896
        Income and Value Trust - 581 shares (cost $5,941)                                    5,883
        International Small Cap Trust - 7,562 shares (cost $147,966)                        85,451
        International Stock Trust - 11,999 shares (cost $165,880)                          115,070
        International Value Trust - 773 shares (cost $8,383)                                 8,148
        Internet Technologies Trust - 1,877 shares (cost $9,005)                             7,114
        Investment Quality Bond Trust - 5,257 shares (cost $62,122)                         62,300
        Large Cap Growth Trust - 25,203 shares (cost $342,108)                             249,260
        Lifestyle Growth 820 Trust - 5,035 shares (cost $57,474)                            56,645
        Mid Cap Growth Trust - 8,294 shares (cost $83,555)                                  86,836
        Mid Cap Index Trust - 2,459 shares (cost $29,937)                                   31,519
        Mid Cap Opportunities Trust - 14 shares (cost $138)                                    151
        Mid Cap Stock Trust - 2,429 shares (cost $26,642)                                   26,164
        Mid Cap Value Trust - 264 shares (cost $3,157)                                       3,450
        Money Market Trust - 73,998 shares (cost $739,983)                                 739,983
        Overseas Trust - 2,818 shares (cost $30,422)                                        24,125


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001

ASSETS (CONTINUED)
Investments at fair value:
    Sub-Accounts:
        Pacific Rim Emerging Markets Trust - 113 shares (cost $877)                            753
        Quantitative Equity Trust - 14,764 shares (cost $368,667)                          253,939
        Real Estate Securities Trust - 429 shares (cost $6,241)                              6,654
        Science and Technology Trust - 9,965 shares (cost $252,516)                        127,852
        Small Cap Index Trust - 823 shares (cost $8,465)                                     9,282
        Small Company Blend Trust - 1,095 shares (cost $11,663)                             12,026
        Small Company Value Trust - 7,225 shares (cost $96,590)                             99,712
        Strategic Bond Trust - 29,821 shares (cost $310,167)                               320,278
        Strategic Opportunities Trust - 15,118 shares (cost $244,159)                      191,095
        Telecommunications Trust - 165 shares (cost $1,345)                                  1,309
        Total Return Trust - 5,542 shares (cost $77,209)                                    76,920
        Total Stock Market Index Trust - 1,897 shares (cost $18,512)                        18,572
        U.S. Government Securities Trust - 11,244 shares (cost $155,346)                   154,261
        U.S. Large Cap Value Trust - 2,874 shares (cost $34,913)                            36,239
        Value Trust - 4,559 shares (cost $74,350)                                           75,081
        500 Index Trust - 6,963 shares (cost $67,776)                                       68,304
                                                                                   ----------------
Total assets                                                                           $ 5,125,491
                                                                                   ================
CONTRACT OWNERS' EQUITY
Variable life contracts                                                                $ 5,125,491
                                                                                   ================


See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity

                                                                           SUB-ACCOUNT
                                                    -----------------------------------------------------------
                                                          AGGRESSIVE GROWTH               ALL CAP GROWTH
                                                                TRUST                          TRUST
                                                    -----------------------------------------------------------
                                                      YEAR ENDED      YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                      DEC. 31/01      DEC. 31/00     DEC. 31/01     DEC. 31/00
                                                    -----------------------------------------------------------
Income:
    Net investment income (loss) during the year      $      -        $      -       $  6,099       $      -
    Net realized gain (loss) during the year           (13,806)          5,567        (14,072)         2,738
    Unrealized appreciation (depreciation) during
      the year                                         (64,410)        (33,582)       (21,996)       (22,851)
                                                     ----------------------------------------------------------
Net increase (decrease) in assets from
  operations                                           (78,217)        (28,015)       (29,969)       (20,113)
                                                     ----------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                            20,730          354,225        23,683        153,600
    Transfer on terminations                           (40,354)        (22,142)       (18,298)        (8,424)
    Transfer on policy loans                                 -               -              -              -
    Net interfund transfers                              1,490               -           (719)             -
                                                     ----------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                               (18,134)        332,083          4,666        145,176
                                                     ----------------------------------------------------------
Total increase (decrease) in assets                    (96,351)        304,068        (25,303)       125,063
Assets beginning of year                               304,068               -        125,063              -
                                                     ----------------------------------------------------------
Assets end of year                                    $207,717        $304,068       $ 99,760       $125,063
                                                     ==========================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                                  SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------------
     ALL CAP                                                    BLUE CHIP               CAPITAL APPREC-    CAPITAL OPPOR-
   VALUE TRUST              BALANCED TRUST                    GROWTH TRUST                ATION TRUST      TUNITIES TRUST
--------------------------------------------------------------------------------------------------------------------------
   PERIOD ENDED       YEAR ENDED      YEAR ENDED        YEAR ENDED       YEAR ENDED      PERIOD ENDED       PERIOD ENDED
   DEC. 31/01*        DEC. 31/01      DEC. 31/00        DEC. 31/01       DEC. 31/00       DEC. 31/01*        DEC. 31/01*
--------------------------------------------------------------------------------------------------------------------------
    $     18           $   39          $    -            $  2,766          $    20          $     -          $    -
          61              (66)              9              (3,821)              55               95             (20)

       6,114             (374)            (61)             (3,215)             475                -             (27)
--------------------------------------------------------------------------------------------------------------------------

       6,193             (401)            (52)             (4,270)             550               95             (47)
--------------------------------------------------------------------------------------------------------------------------

     139,664            3,716           2,200             143,359           28,060                -               -
      (2,637)            (500)           (174)            (12,623)          (3,004)             (95)           (212)
           -                -               -                   -                -                -               -
           -               74               -              10,653            1,622                -           1,225
--------------------------------------------------------------------------------------------------------------------------

     137,027            3,290           2,026             141,389           26,678              (95)          1,013
--------------------------------------------------------------------------------------------------------------------------
     143,220            2,889           1,974             137,119           27,228                -             966
           -            1,974               -              27,228                -                -               -
--------------------------------------------------------------------------------------------------------------------------
    $143,220           $4,863          $1,974            $164,347          $27,228          $     -          $  966
==========================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                                   SUB-ACCOUNT
                                                        -----------------------------------------------------------------

                                                            DIVERSIFIED BOND TRUST          DYNAMIC GROWTH TRUST
                                                        ---------------------------------------------------------------
                                                          YEAR ENDED      YEAR ENDED       YEAR ENDED     PERIOD ENDED
                                                          DEC. 31/01      DEC. 31/00       DEC. 31/01     DEC. 31/00**
                                                        ---------------------------------------------------------------
Income:
    Net investment income (loss) during the year           $ 18,942        $      -          $    51         $     -
    Net realized gain (loss) during the year                  5,776           2,441          (10,501)           (131)
    Unrealized appreciation (depreciation) during
      the year                                               (1,519)         25,722           (4,568)         (3,225)
                                                        ---------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                 23,199          28,163          (15,018)         (3,356)
                                                        ---------------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                                  3,969         325,738           28,637          31,704
    Transfer on terminations                                (56,293)        (10,554)          (6,677)         (2,685)
    Transfer on policy loans                                      -               -                -               -
    Net interfund transfers                                       -               -               94             937
                                                        ---------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                    (52,324)        315,184           22,054          29,956
                                                        ---------------------------------------------------------------
Total increase (decrease) in assets                         (29,125)        343,347            7,036          26,600

Assets beginning of year                                    343,347               -           26,600               -
                                                        ---------------------------------------------------------------
Assets end of year                                         $314,222        $343,347          $33,636         $26,600
                                                        ===============================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                   SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------
         EMERGING SMALL                                                                               FINANCIAL
          COMPANY TRUST                EQUITY INCOME TRUST              EQUITY INDEX TRUST         SERVICES TRUST
------------------------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED       YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED     PERIOD ENDED
   DEC. 31/01       DEC. 31/00       DEC. 31/01      DEC. 31/00      DEC. 31/01      DEC. 31/00      DEC. 31/01*
------------------------------------------------------------------------------------------------------------------

   $  4,759         $      -          $   811          $    -         $   148          $    -         $    1
     (7,522)           3,715             (276)             36            (396)             25            (13)

    (30,741)         (19,615)             451             737            (966)           (571)            63
------------------------------------------------------------------------------------------------------------------

    (33,504)         (15,900)             986             773          (1,214)           (546)            51
------------------------------------------------------------------------------------------------------------------

     18,570          171,053           77,598           7,841           5,000           8,721          1,055
    (20,666)         (10,101)          (8,186)         (1,292)         (2,100)         (1,300)          (280)
          -                -                -               -               -               -              -

         95                -            3,803               -               -               -          2,243
------------------------------------------------------------------------------------------------------------------

     (2,001)         160,952           73,215           6,549           2,900           7,421          3,018
------------------------------------------------------------------------------------------------------------------
    (35,505)         145,052           74,201           7,322           1,686           6,875          3,069

    145,052                -            7,322               -           6,875               -              -
------------------------------------------------------------------------------------------------------------------
   $109,547         $145,052          $81,523          $7,322          $8,561          $6,875         $3,069
==================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)

                                                                                     SUB-ACCOUNT
                                                       ------------------------------------------------------------------
                                                          FUNDAMENTAL         GLOBAL
                                                         VALUE TRUST        BOND TRUST         GLOBAL EQUITY TRUST
                                                       ------------------------------------------------------------------
                                                         PERIOD ENDED       YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                          DEC. 31/01*       DEC. 31/01      DEC. 31/01      DEC. 31/00
                                                       ------------------------------------------------------------------

Income:
    Net investment income (loss) during the year             $    -              $  -        $ 24,594         $     -
    Net realized gain (loss) during the year                      -                 2          (6,860)             53
    Unrealized appreciation (depreciation) during
      the year                                                   57                 4         (41,893)         13,254
                                                       ------------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                     57                 6         (24,159)         13,307
                                                       ------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                      -               288          22,331         138,000
    Transfer on terminations                                    (52)              (65)         (9,263)         (7,232)
    Transfer on policy loans                                      -                 -               -               -
    Net interfund transfers                                   4,486                 -         (12,182)              -
                                                       ------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                      4,434               223             886         130,768
                                                       ------------------------------------------------------------------
Total increase (decrease) in assets                           4,491               229         (23,273)        144,075

Assets beginning of year                                          -                 -         144,075               -
                                                       ------------------------------------------------------------------
Assets end of year                                           $4,491              $229        $120,802        $144,075
                                                       ==================================================================



* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                                    SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
                                       GROWTH AND INCOME              HEALTH                                       INCOME &
         GROWTH TRUST                        TRUST              SCIENCES TRUST            HIGH YIELD TRUST       VALUE TRUST
----------------------------------------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED     YEAR ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED     YEAR ENDED      YEAR ENDED
   DEC. 31/01       DEC. 31/00     DEC. 31/01      DEC. 31/00      DEC. 31/01*       DEC. 31/01     DEC. 31/00      DEC. 31/01
----------------------------------------------------------------------------------------------------------------------------------


  $      -           $      -       $ 23,704        $     35         $     -           $   543         $    2          $    -
   (23,730)             1,672        (18,532)            869               6              (244)           (38)            (29)

   (52,413)          (118,951)       (58,002)        (34,597)            122               (68)          (202)            (59)
------------------------------------------------------------------------------------------------------------------------------------

   (76,143)          (117,279)       (52,830)        (33,693)            128               231           (238)            (88)
------------------------------------------------------------------------------------------------------------------------------------


    45,985            495,790         104,284        528,869          46,563            52,624          4,122           3,675
   (42,797)           (34,745)       (57,850)        (28,253)           (946)           (3,007)        (1,035)           (487)
         -                  -              -               -               -                 -              -               -
    50,631                  -         (8,963)              -           2,243               199              -           2,783
------------------------------------------------------------------------------------------------------------------------------------

    53,819            461,045         37,471         500,616          47,860            49,816          3,087           5,971
------------------------------------------------------------------------------------------------------------------------------------
   (22,324)           343,766        (15,359)        466,923          47,988            50,047          2,849           5,883

   343,766                  -        467,195             272               -             2,849              -               -
------------------------------------------------------------------------------------------------------------------------------------
  $321,442           $343,766       $451,836        $467,195         $47,988           $52,896         $2,849          $5,883
====================================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                                    SUB-ACCOUNT
                                                       ----------------------------------------------------------------
                                                           INTERNATIONAL SMALL CAP           INTERNATIONAL STOCK
                                                                    TRUST                           TRUST
                                                       ----------------------------------------------------------------
                                                          YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                          DEC. 31/01      DEC. 31/00      DEC. 31/01      DEC. 31/00
                                                       ----------------------------------------------------------------

Income:
    Net investment income (loss) during the year         $      -         $      -       $  6,031         $      -
    Net realized gain (loss) during the year              (11,193)            (540)        (7,881)             919
    Unrealized appreciation (depreciation) during
      the year                                            (27,214)         (35,301)       (31,446)         (19,364)
                                                       ----------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                               (38,407)         (35,841)       (33,296)         (18,445)
                                                       ----------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                               17,697          163,807         17,838          179,836
    Transfer on terminations                              (16,152)          (5,494)       (22,654)          (8,455)
    Transfer on policy loans                                    -                -              -                -
    Net interfund transfers                                  (784)             625            246                -
                                                       ----------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                      761          158,938         (4,570)         171,381
                                                       ----------------------------------------------------------------
Total increase (decrease) in assets                       (37,646)         123,097        (37,866)         152,936

Assets beginning of year                                  123,097                -        152,936                -
                                                       ----------------------------------------------------------------
Assets end of year                                       $ 85,451         $123,097       $115,070         $152,936
                                                       ================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                 SUB-ACCOUNT
   -----------------------------------------------------------------------------------------------------
           INTERNATIONAL VALUE               INTERNET TECHNOLOGIES       INVESTMENT QUALITY BOND
                 TRUST                             TRUST                            TRUST
   -----------------------------------------------------------------------------------------------------
      YEAR ENDED       YEAR ENDED       YEAR ENDED      PERIOD ENDED     YEAR ENDED       YEAR ENDED
      DEC. 31/01       DEC. 31/00       DEC. 31/01      DEC. 31/00**     DEC. 31/01       DEC. 31/00
   -----------------------------------------------------------------------------------------------------

       $  101           $     -          $     -          $     -          $    32          $  -
         (101)              (18)          (1,542)            (214)              57             2

         (322)               88             (870)          (1,021)             154            24
   ------------------------------------------------------------------------------------------------------

         (322)               70           (2,412)          (1,235)             243            26
   ------------------------------------------------------------------------------------------------------


        6,709             2,242            8,670            4,347           63,089           342
       (1,452)             (391)          (1,842)          (1,039)          (3,696)          (60)
            -                 -                -                -                -             -
        1,292                 -                -              625            2,356             -
   ------------------------------------------------------------------------------------------------------

        6,549             1,851            6,828            3,933           61,749           282
   ------------------------------------------------------------------------------------------------------
        6,227             1,921            4,416            2,698           61,992           308

        1,921                 -            2,698                -              308             -
   ------------------------------------------------------------------------------------------------------
       $8,148           $1,921           $ 7,114          $ 2,698          $62,300          $308
   ======================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)



                                                                             SUB-ACCOUNT
                                                       -----------------------------------------------------
                                                                   LARGE CAP               LIFESTYLE GROWTH
                                                                  GROWTH TRUST                820 TRUST
                                                       -----------------------------------------------------
                                                          YEAR ENDED       YEAR ENDED         YEAR ENDED
                                                          DEC. 31/01       DEC. 31/00         DEC. 31/01
                                                       -----------------------------------------------------

Income:
    Net investment income (loss) during the year          $ 11,436         $      -            $     -
    Net realized gain (loss) during the year               (15,176)           2,400               (281)
    Unrealized appreciation (depreciation) during
      the year                                             (49,602)         (43,246)              (829)
                                                       -----------------------------------------------------
Net increase (decrease) in assets from
  operations                                               (53,342)         (40,846)            (1,110)
                                                       -----------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                41,727          355,956             62,339
    Transfer on terminations                               (46,805)         (17,339)            (4,584)
    Transfer on policy loans                                     -                -                  -
    Net interfund transfers                                  9,909                -                  -
                                                       -----------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                     4,831          338,617             57,755
                                                       -----------------------------------------------------
Total increase (decrease) in assets                        (48,511)         297,771             56,645

Assets beginning of year                                   297,771                -                  -
                                                       -----------------------------------------------------
Assets end of year                                        $249,260         $297,771            $56,645
                                                       =====================================================



* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                   SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------
      MID CAP                 MID CAP INDEX                      MID CAP                    MID CAP STOCK
    GROWTH TRUST                  TRUST                    OPPORTUNITIES TRUST                  TRUST
-----------------------------------------------------------------------------------------------------------------
    PERIOD ENDED         YEAR ENDED      PERIOD ENDED          PERIOD ENDED          YEAR ENDED       YEAR ENDED
     DEC. 31/01*         DEC. 31/01      DEC. 31/00**           DEC. 31/01*          DEC. 31/01       DEC. 31/00
-----------------------------------------------------------------------------------------------------------------

     $     -              $   195          $    -                  $  -               $     -          $     -
          47                  (72)              -                     3                  (316)              15

       3,280                1,578               4                    13                  (652)             174
-----------------------------------------------------------------------------------------------------------------

       3,327                1,701               4                    16                  (968)             189
-----------------------------------------------------------------------------------------------------------------


      84,254                8,783           1,775                   185                17,623           14,481
        (745)              (1,872)            (33)                  (50)               (3,078)            (980)
           -                    -               -                     -                (2,654)               -
           -               21,161               -                     -                 1,551                -
-----------------------------------------------------------------------------------------------------------------

      83,509               28,072           1,742                   135                13,442           13,501
-----------------------------------------------------------------------------------------------------------------
      86,836               29,773           1,746                   151                12,474           13,690

           -                1,746               -                     -                13,690                -
-----------------------------------------------------------------------------------------------------------------
     $86,836              $31,519          $1,746                  $151               $26,164          $13,690
=================================================================================================================


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                               SUB-ACCOUNT
                                                         --------------------------------------------------------
                                                               MID CAP                  MONEY MARKET
                                                             VALUE TRUST                    TRUST
                                                         --------------------------------------------------------
                                                             PERIOD ENDED        YEAR ENDED        YEAR ENDED
                                                             DEC. 31/01*         DEC. 31/01        DEC. 31/00
                                                         --------------------------------------------------------
Income:
    Net investment income (loss) during the year               $    8             $ 16,703          $  5,232
    Net realized gain (loss) during the year                        1                    -                 -
    Unrealized appreciation (depreciation) during
      the year                                                    293                    -                 -
                                                         --------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                      302               16,703             5,232
                                                         --------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                    2,471              745,601           245,912
    Transfer on terminations                                     (461)             (49,951)          (10,047)
    Transfer on policy loans                                        -                    -                 -
    Net interfund transfers                                     1,138             (202,450)          (11,017)
                                                         --------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                        3,148              493,200           224,848
                                                         --------------------------------------------------------
Total increase (decrease) in assets                             3,450              509,903           230,080

Assets beginning of year                                            -              230,080                 -
                                                         --------------------------------------------------------
Assets end of year                                             $3,450             $739,983          $230,080
                                                         ========================================================


* Reflects the period from commencement of operations May 1, 2001 thorough December 31, 2001.

See accompanying notes.

                                                      SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
                                     PACIFIC RIM EMERGING            QUANTITATIVE EQUITY               REAL ESTATE
        OVERSEAS TRUST                  MARKETS TRUST                       TRUST                     SECURITIES TRUST
----------------------------------------------------------------------------------------------------------------------------
   YEAR ENDED      YEAR ENDED     YEAR ENDED      YEAR ENDED     YEAR ENDED      YEAR ENDED      YEAR ENDED    YEAR ENDED
   DEC. 31/01      DEC. 31/00     DEC. 31/01      DEC. 31/00     DEC. 31/01      DEC. 31/00      DEC. 31/01    DEC. 31/00
----------------------------------------------------------------------------------------------------------------------------
    $ 1,444         $     -          $   2            $  -       $ 43,657        $    277          $   86        $    -
     (1,593)              1            (35)           (129)       (17,358)          3,469              80            13

     (5,009)         (1,287)           (90)            (34)      (104,731)        (10,022)             30           383
----------------------------------------------------------------------------------------------------------------------------

     (5,158)         (1,286)          (123)           (163)       (78,432)         (6,276)            196           396
----------------------------------------------------------------------------------------------------------------------------

     20,395          17,042            495             659         32,322         357,658           4,556         2,459
     (4,865)         (2,097)          (142)             27        (47,352)        (17,682)           (694)         (199)
          -               -              -               -              -               -               -             -
         94               -              -               -         10,597           2,823             (60)            -
----------------------------------------------------------------------------------------------------------------------------

     15,624          14,945            353             686         (4,433)        342,799           3,802         2,260
----------------------------------------------------------------------------------------------------------------------------
     10,466          13,659            230             523        (82,865)        336,523           3,998         2,656

     13,659               -            523               -        336,804             281           2,656             -
----------------------------------------------------------------------------------------------------------------------------
    $24,125         $13,659           $753            $523       $253,939        $336,804          $6,654        $2,656
============================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)


                                                                                       SUB-ACCOUNT
                                                      ------------------------------------------------------------------------------
                                                                SCIENCE AND             SMALL CAP             SMALL COMPANY
                                                             TECHNOLOGY TRUST          INDEX TRUST             BLEND TRUST
                                                      ------------------------------------------------------------------------------
                                                        YEAR ENDED      YEAR ENDED    PERIOD ENDED     YEAR ENDED      YEAR ENDED
                                                        DEC. 31/01      DEC. 31/00     DEC. 31/01*     DEC. 31/01      DEC. 31/00
                                                      ------------------------------------------------------------------------------

Income:
    Net investment income (loss) during the year         $ 6,660         $    44         $  147          $   27          $  214
    Net realized gain (loss) during the year             (17,387)          1,705            (55)         (1,050)            (59)
    Unrealized appreciation (depreciation) during
      the year                                           (59,994)        (64,670)           817           1,327            (964)
                                                      ------------------------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                             (70,721)        (62,921)           909             304            (809)
                                                      ------------------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                              60,328         234,337          8,560          10,106           3,136
    Transfer on terminations                             (26,197)        (19,138)          (847)         (1,973)           (835)
    Transfer on policy loans                              (2,654)              -              -               -               -
    Net interfund transfers                               12,307           2,511            660           1,472             625
                                                      ------------------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                  43,784         217,710          8,373           9,605           2,926
                                                      ------------------------------------------------------------------------------
Total increase (decrease) in assets                      (26,937)        154,789          9,282           9,909           2,117

Assets beginning of year                                 154,789               -              -           2,117               -
                                                      ------------------------------------------------------------------------------
Assets end of year                                      $127,852        $154,789         $9,282         $12,026          $2,117
                                                      ==============================================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.


                                               SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
           SMALL COMPANY                                                    STRATEGIC OPPORTUNITIES
            VALUE TRUST                    STRATEGIC BOND TRUST                      TRUST
--------------------------------------------------------------------------------------------------------
    YEAR ENDED        YEAR ENDED       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED
    DEC. 31/01        DEC. 31/00       DEC. 31/01        DEC. 31/00       DEC. 31/01       DEC. 31/00
--------------------------------------------------------------------------------------------------------


     $    15            $    -          $ 25,508          $      -         $ 25,151         $     61
         333                55             2,843             1,855           (9,166)           1,089

       2,687               435            (7,997)           18,108          (43,829)          (9,234)
--------------------------------------------------------------------------------------------------------

       3,035               490            20,354            19,963          (27,844)          (8,084)
--------------------------------------------------------------------------------------------------------

      99,052             5,000             6,436           330,616           62,550          203,801
      (5,427)           (1,078)          (56,422)          (11,023)         (30,035)         (10,415)
      (2,654)                -                 -                 -                -                -
       1,294                 -            10,354                 -            1,122                -
--------------------------------------------------------------------------------------------------------

      92,265             3,922           (39,632)          319,593           33,637          193,386
--------------------------------------------------------------------------------------------------------
      95,300             4,412           (19,278)          339,556            5,793          185,302

       4,412                 -           339,556                 -          185,302                -
--------------------------------------------------------------------------------------------------------
     $99,712            $4,412          $320,278          $339,556         $191,095         $185,302
========================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)





                                                                                        SUB-ACCOUNT
                                                       ----------------------------------------------------------------------
                                                          TELECOMMUNI-                                       TOTAL STOCK
                                                          CATIONS TRUST          TOTAL RETURN TRUST       MARKET INDEX TRUST
                                                       ----------------------------------------------------------------------
                                                          PERIOD ENDED       YEAR ENDED     YEAR ENDED         YEAR ENDED
                                                           DEC. 31/01*       DEC. 31/01     DEC. 31/00        DEC. 31/01
                                                       ----------------------------------------------------------------------

Income:
    Net investment income (loss) during the year             $    -            $   549        $    -            $   149
    Net realized gain (loss) during the year                    (27)               106             7                 30
    Unrealized appreciation (depreciation) during
      the year                                                  (36)              (355)           66                 60
                                                       ---------------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                    (63)               300            73                239
                                                       ---------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                                  1,536             69,888           212             11,463
    Transfer on terminations                                   (164)            (4,657)         (273)              (890)
    Transfer on policy loans                                      -                  -             -                  -
    Net interfund transfers                                       -             10,128         1,249              7,760
                                                       ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                      1,372             75,359         1,188             18,333
                                                       ---------------------------------------------------------------------
Total increase (decrease) in assets                           1,309             75,659         1,261             18,572

Assets beginning of year                                          -              1,261             -                  -
                                                       ---------------------------------------------------------------------
Assets end of year                                           $1,309            $76,920        $1,261            $18,572
                                                       =====================================================================




* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.






See accompanying notes.

                                            SUB-ACCOUNT
--------------------------------------------------------------------------------------------------
         U.S. GOVERNMENT                  U.S. LARGE CAP
        SECURITIES TRUST                    VALUE TRUST                    VALUE TRUST
-------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED     YEAR ENDED
   DEC. 31/01       DEC. 31/00      DEC. 31/01      DEC. 31/00      DEC. 31/01     DEC. 31/00
-------------------------------------------------------------------------------------------------

   $    238           $    -         $   129         $     -         $   806         $    -
         78                -            (448)             (2)            638             54

     (1,161)              77           1,400             (75)           (632)         1,363
-------------------------------------------------------------------------------------------------

       (845)              77           1,081             (77)            812          1,417
-------------------------------------------------------------------------------------------------

    153,668            4,203          34,117           8,797          71,669          9,068
     (5,117)             (16)         (5,164)         (1,770)         (8,419)        (1,551)
          -                -               -               -          (2,654)             -
      2,291                -            (745)              -           4,739              -
-------------------------------------------------------------------------------------------------

    150,842            4,187          28,208           7,027          65,335          7,517
-------------------------------------------------------------------------------------------------
    149,997            4,264          29,289           6,950          66,147          8,934

      4,264                -           6,950               -           8,934              -
-------------------------------------------------------------------------------------------------
   $154,261           $4,264         $36,239         $ 6,950         $75,081         $8,934
=================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

         Statements of Operations and Changes in Contract Owners' Equity
                                   (continued)

                                                                 SUB-ACCOUNT
                                                      ----------------------------------
                                                               500 INDEX TRUST                      TOTAL
                                                      ----------------------------------------------------------------
                                                         YEAR ENDED      PERIOD ENDED     YEAR ENDED      YEAR ENDED
                                                         DEC. 31/01      DEC. 31/00**     DEC. 31/01      DEC. 31/00
                                                      ----------------------------------------------------------------
Income:
    Net investment income (loss) during the year         $    518            $  1     $    222,067           $5,886
    Net realized gain (loss) during the year                 (357)              -         (173,771)          27,633
    Unrealized appreciation (depreciation) during
      the year                                                531              (3)        (596,039)        (357,966)
                                                      ----------------------------------------------------------------
Net increase (decrease) in assets from
  operations                                                  692              (2)        (547,743)        (324,447)
                                                      ----------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                               27,334             701        2,493,192        4,396,310
    Transfer on terminations                               (5,691)           (143)        (640,786)        (240,972)
    Transfer on policy loans                                    -               -          (10,616)               -
    Net interfund transfers                                45,413               -                -                -
                                                      ----------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                                   67,056             558        1,841,790        4,155,338
                                                      ----------------------------------------------------------------
Total increase (decrease) in assets                        67,748             556        1,294,047        3,830,891

Assets beginning of year                                      556               -        3,831,444              553
                                                      ----------------------------------------------------------------
Assets end of year                                        $68,304            $556       $5,125,491       $3,831,444
                                                      ================================================================



** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                                December 31, 2001

1.   ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the Account) is a separate account established by The Manufacturers Life Insurance Company of New York (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and has sixty investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (Trust) portfolio. The Trust is an open-end management investment company, commonly known as a mutual fund, which is not offered to the public but sold only to insurance companies and their separate accounts as the underlying investment medium for variable contracts. The Account is a funding vehicle for single premium and variable universal life contracts (the Contracts) issued by the Company. The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America (MNA). MNA is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:


         PREVIOUS NAME                         NEW NAME                            EFFECTIVE DATE
         -------------                         --------                            --------------
      Mid Cap Blend Trust            Strategic Opportunities Trust                  May 1, 2001
     Mid Cap Growth Trust                All Cap Growth Trust                       May 2, 2000

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                               COMMENCEMENT OF OPERATIONS OF
                                                       THE SUB-ACCOUNTS
                                               -----------------------------

All Cap Value Trust                                      May 1, 2001
Capital Appreciation Trust                               May 1, 2001
Capital Opportunities Trust                              May 1, 2001
Dynamic Growth Trust                                     May 2, 2000
Financial Services Trust                                 May 1, 2001
Fundamental Value Trust                                  May 1, 2001
Health Sciences Trust                                    May 1, 2001
International Index Trust                                May 2, 2000
Internet Technologies Trust                              May 2, 2000
Mid Cap Growth Trust                                     May 1, 2001
Mid Cap Index Trust                                      May 2, 2000
Mid Cap Opportunities Trust                              May 1, 2001
Mid Cap Value Trust                                      May 1, 2001
Quantitative Mid Cap Trust                               May 1, 2001
Small Cap Index Trust                                    May 2, 2000
Strategic Growth Trust                                   May 1, 2001
Tactical Allocation Trust                                May 2, 2000
Telecommunications Trust                                 May 1, 2001
Total Stock Market Index Trust                           May 2, 2000
Utilities Trust                                          May 1, 2001
500 Index Trust                                          May 2, 2000

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


2.   SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios which value their investment securities at fair value. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.

3.   CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


4.   PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2001 were as follows:


                                                                              PURCHASES        SALES
                                                                          -------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust                                                 $     16,881     $   35,016
    All Cap Growth Trust                                                          36,053         25,288
    All Cap Value Trust                                                          138,408          1,363
    Balanced Trust                                                                 3,752            424
    Blue Chip Growth Trust                                                       157,309         13,155
    Capital Appreciation Trust                                                     4,994          5,089
    Capital Opportunities Trust                                                    1,223            210
    Diversified Bond Trust                                                        22,546         55,927
    Dynamic Growth Trust                                                          31,905          9,800
    Emerging Small Company Trust                                                  21,162         18,404
    Equity Income Trust                                                           87,607         13,581
    Equity Index Trust                                                             5,148          2,101
    Financial Services Trust                                                       3,239            220
    Fundamental Value Trust                                                        4,486             53
    Global Bond Trust                                                                281             58
    Global Equity Trust                                                           57,685         32,205
    Growth Trust                                                                  89,048         35,229
    Growth and Income Trust                                                      130,120         68,945
    Health Sciences Trust                                                         47,945             85
    High Yield Trust                                                              51,456          1,096
    Income and Value Trust                                                         6,352            382
    International Small Cap Trust                                                 16,269         15,508
    International Stock Trust                                                     23,001         21,540
    International Value Trust                                                      7,946          1,295
    Internet Technologies Trust                                                    7,832          1,004
    Investment Quality Bond Trust                                                 63,298          1,517
    Large Cap Growth Trust                                                        59,280         43,012
    Lifestyle Growth 820 Trust                                                    60,959          3,203
    Mid Cap Growth Trust                                                          84,014            506
    Mid Cap Index Trust                                                           29,418          1,151
    Mid Cap Opportunities Trust                                                      198             63
    Mid Cap Stock Trust                                                           15,489          2,048
    Mid Cap Value Trust                                                            3,552            395
    Money Market Trust                                                           730,320        220,417
    Overseas Trust                                                                21,507          4,438
    Pacific Rim Emerging Markets Trust                                               494            139
    Quantitative Equity Trust                                                     84,125         44,901

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


4.   PURCHASES AND SALES OF INVESTMENTS (CONT'D)

                                                                               PURCHASES         SALES
                                                                          -------------------------------
SUB-ACCOUNTS:
    Real Estate Securities Trust                                                   4,524            636
    Science and Technology Trust                                                  68,955         18,511
    Small Cap Index Trust                                                          9,014            495
    Small Company Blend Trust                                                     11,130          1,497
    Small Company Value Trust                                                     95,657          3,377
    Strategic Bond Trust                                                          38,238         52,362
    Strategic Opportunities Trust                                                 85,236         26,447
    Telecommunications Trust                                                       1,505            133
    Total Return Trust                                                            79,327          3,419
    Total Stock Market Index Trust                                                20,356          1,874
    U.S. Government Securities Trust                                             153,764          2,684
    U.S. Large Cap Value Trust                                                    32,919          4,582
    Value Trust                                                                   79,952         13,812
    500 Index Trust                                                               70,994          3,420
                                                                         --------------------------------
Total                                                                         $2,876,873       $813,017
                                                                         ================================


5.   FINANCIAL HIGHLIGHTS


                                                                                      FOR THE YEAR ENDED
                                              AT DECEMBER 31, 2001                    DECEMBER 31, 2001
                                            ------------------------------------------------------------------
                                                                                      INVESTMENT
                                                          UNIT             NET          INCOME        TOTAL
                                             UNITS        VALUE          ASSETS         RATIO*       RETURN**
                                            ------------------------------------------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust                  20,820       $9.98         $207,717           -          -25.98%
    All Cap Growth Trust                     10,175        9.80           99,760           -          -23.77%
    All Cap Value Trust+                     11,356       12.61          143,220         0.04%          0.90%
    Balanced Trust                              613        7.93            4,863         2.19%        -10.20%
    Blue Chip Growth Trust                   16,940        9.70          164,347           -          -14.60%
    Capital Opportunities Trust+                 90       10.70              966           -          -14.40%
    Diversified Bond Trust                   26,609       11.81          314,222         5.48%          7.09%
    Dynamic Growth Trust                      7,054        4.77           33,636         0.17%        -40.24%
    Emerging Small Company Trust              8,455       12.96          109,547           -          -22.24%
    Equity Income Trust                       7,078       11.52           81,523         1.64%          1.29%
    Equity Index Trust                          926        9.24            8,561         1.03%        -12.26%
    Financial Services Trust+                   264       11.63            3,069         0.08%         -6.93%
    Fundamental Value Trust+                    383       11.73            4,491           -           -6.16%
    Global Bond Trust                            24        9.53              229           -            0.53%
    Global Equity Trust                      12,768        9.46          120,802         2.45%        -16.09%


              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


5.   FINANCIAL HIGHLIGHTS (CONT'D)

                                            ----------------------------------------------------------------
                                                                                  INVESTMENT
                                                         UNIT           NET         INCOME       TOTAL
                                             UNITS       VALUE        ASSETS        RATIO*      RETURN**
                                            ----------------------------------------------------------------
SUB-ACCOUNTS:
  Growth Trust                               41,935       7.66        321,442          -        -21.37%
  Growth and Income Trust                    48,091       9.40        451,836        0.41%      -11.28%
  Health Sciences Trust+                      3,544      13.54         47,988          -          8.32%
  High Yield Trust                            5,731       9.23         52,896        9.19%       -5.48%
  Income and Value Trust                        521      11.29          5,883        2.68%        0.98%
  International Small Cap Trust               9,696       8.81         85,451          -        -31.10%
  International Stock Trust                  13,999       8.22        115,070        0.20%      -21.54%
  International Value Trust                     745      10.93          8,148        1.02%       -9.97%
  Internet Technologies Trust                 1,877       3.79          7,114          -        -46.09%
  Investment Quality Bond Trust               5,368      11.61         62,300        5.47%        7.33%
  Large Cap Growth Trust                     29,100       8.57        249,260          -        -17.81%
  Lifestyle Growth 820 Trust                  5,603      10.11         56,645        1.40%       -8.97%
  Mid Cap Growth Trust+                       8,294      10.47         86,836          -        -16.24%
  Mid Cap Index Trust                         2,395      13.16         31,519        0.85%       -1.73%
  Mid Cap Opportunities Trust+                   14      10.59            151          -        -15.28%
  Mid Cap Stock Trust                         2,429      10.77         26,164          -        -10.99%
  Mid Cap Value Trust+                          264      13.09          3,450        0.74%        4.72%
  Money Market Trust                         64,557      11.46        739,983        3.59%        3.59%
  Overseas Trust                              2,812       8.58         24,152        0.27%      -21.09%
  Pacific Rim Emerging Markets Trust             77       9.73            753        0.41%      -18.57%
  Quantitative Equity Trust                  26,366       9.63        253,939        0.30%      -22.95%
  Real Estate Securities Trust                  561      11.86          6,654        3.75%        3.15%
  Science and Technology Trust               17,279       7.40        127,852          -        -41.25%
  Small Cap Index Trust                         781      11.88          9,282        1.85%        1.41%
  Small Company Blend Trust                     954      12.60         12,026          -         -2.30%
  Small Company Value Trust                   8,232      12.11         99,712        0.17%        6.54%
  Strategic Bond Trust                       27,510      11.64        320,278        7.96%        6.24%
  Strategic Opportunities Trust              19,278       9.91        191,095        0.50%      -15.25%
  Telecommunications Trust+                     165       7.93          1,309          -        -36.56%
  Total Return Trust                          5,178      14.86         76,920        3.59%        8.28%
  Total Stock Market Index Trust              1,864       9.96         18,572        0.92%      -11.41%
  U.S. Government Securities Trust           12,983      11.88        154,261        4.75%        7.03%
  U.S. Large Cap Value Trust                  2,818      12.86         36,239        0.38%       -2.55%
  Value Trust                                 6,187      12.13         75,081        0.53%        3.42%
  500 Index Trust                             6,896       9.91         68,304        0.84%      -12.37%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                   Notes to Financial Statements (continued)


5.   FINANCIAL HIGHLIGHTS (CONT'D)

    * These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of the respective Trust portfolio which approximates the ratio of dividends, excluding distribution of capital gains, received per unit from the underlying Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.
   ** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction to unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.
    + Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

6.   RELATED PARTY TRANSACTIONS

The Company has a formal service agreement with its affiliate, Manulife Financial which can be terminated by either party upon thirty days notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services. The Company has an underwriting agreement with its affiliate, Manufacturers Securities Services LLC (MSS). MSS has an Administrative Services Agreement with Wood Logan for marketing services for the sale of variable universal life contracts.

7.   SUBSEQUENT EVENT

Effective January 1, 2002, the parent company, MNA, was merged with and into The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), an indirect parent company of MNY. Manulife U.S.A. will undertake all future operations of MNA.

Also, effective January 1, 2002, MSS is no longer the exclusive distributor of all Contracts issued by the Company This service will now be exclusively offered by Manulife Financial Securities LLC, a wholly owned subsidiary of Manulife U.S.A.

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK
     SEPARATE ACCOUNT B

     Financial Statements

     Six months ended June 30, 2002 (Unaudited) with December 31, 2001 comparative

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                              Financial Statements


                   Six months ended June 30, 2002 (Unaudited)
                       with December 31, 2001 comparative





                                    CONTENTS

Financial Statements

Statement of Assets and Contract Owners' Equity.............................   1
Statements of Operations and Changes in Contract Owners' Equity.............   3
Notes to Financial Statements...............................................  23

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                            June 30, 2002 (Unaudited)

ASSETS
Investments at fair value:
    Sub-Accounts:
        Aggressive Growth Trust - 10,698 shares (cost $199,106)        $ 123,770
        All Cap Growth Trust - 6,081 shares (cost $109,058)               76,926
        All Cap Value Trust - 14,714 shares (cost $184,359)              153,171
        Balanced  Trust - 643 shares (cost $8,755)                         7,607
        Blue Chip Growth Trust - 13,074 shares (cost $203,447)           172,189
        Capital Appreciation Trust - 37 shares (cost $314)                   269
        Capital Opportunities Trust - 332 shares (cost $3,383)             2,898
        Diversified Bond Trust - 29,950 shares (cost $301,598)           306,693
        Dynamic Growth Trust - 8,486 shares (cost $46,506)                32,670
        Emerging Small Company Trust - 2,889 shares (cost $103,142)       62,168
        Equity-Income Trust - 17,751 shares (cost $273,433)              248,874
        Equity Index Trust - 922 shares (cost $13,850)                    11,081
        Financial Services Trust - 336 shares (cost $3,803)                3,548
        Fundamental Value Trust - 3,433 shares (cost $39,460)             36,323
        Global Bond Trust - 68 shares (cost $796)                            866
        Global Equity Trust - 4,933 shares (cost $70,542)                 57,323
        Growth Trust - 11,982 shares (cost $198,001)                     134,313
        Growth & Income Trust - 11,423 shares (cost $289,675)            220,228
        Health Sciences Trust - 3,593 shares (cost $46,949)               38,193
        High Yield Trust - 6,194 shares (cost $59,971)                    52,776
        Income & Value Trust - 7,047 shares (cost $70,386)                61,736
        International Index Trust - 182 shares (cost $1,557)               1,520
        International Small Cap Trust - 5,262 shares (cost $96,077)       60,934
        International Stock Trust - 8,904 shares (cost $115,346)          81,739
        International Value Trust - 1,230 shares (cost $13,128)           12,844
        Internet Technologies Trust - 3,313 shares (cost $12,685)          7,917
        Investment Quality Bond Trust - 10,001 shares (cost $118,886)    115,815
        Large Cap Growth Trust - 29,162 shares (cost $314,988)           251,964
        Lifestyle Aggressive 1000 Trust - 1,096 shares (cost $11,422)     10,240
        Lifestyle Balanced 640 Trust - 189 shares (cost $2,105)            2,036
        Lifestyle Growth 820 Trust - 4,491 shares (cost $50,876)          45,542
        Lifestyle Moderate 460 Trust - 94 shares (cost $1,123)             1,077
        Mid Cap Growth Trust - 8,153 shares (cost $82,137)                65,631
        Mid Cap Index Trust - 3,852 shares (cost $48,097)                 47,606
        Mid Cap Opportunities Trust - 72 shares (cost $686)                  613
        Mid Cap Stock Trust - 2,955 shares (cost $31,963)                 27,544

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                 Statement of Assets and Contract Owners' Equity

                            June 30, 2002 (Unaudited)

ASSETS (CONTINUED)
Investments at fair value:
   Sub-Accounts:
        Mid Cap Value Trust - 3,035 shares (cost $41,180)                    $   39,298
        Money Market Trust - 154,402 shares (cost $1,544,017)                 1,544,017
        Overseas Trust - 3,301 shares (cost $31,577)                             27,333
        Pacific Rim Emerging Markets Trust - 1,022 shares (cost $7,501)           7,203
        Quantitative Equity Trust - 10,265 shares (cost $235,692)               141,971
        Quantitative Mid Cap Trust - 5 shares (cost $51)                             45
        Real Estate Securities Trust - 7,508 shares (cost $117,780)             128,161
        Science and Technology Trust - 10,261 shares (cost $204,210)             88,036
        Small Cap Index Trust - 2,285 shares (cost $25,494)                      24,491
        Small Company Blend Trust - 1,643 shares (cost $17,988)                  16,465
        Small Company Value Trust - 9,080 shares (cost $130,022)                133,659
        Strategic Bond Trust - 20,128 shares (cost $210,414)                    206,113
        Strategic Growth Trust - 8 shares (cost $84)                                 67
        Strategic Opportunities Trust - 13,704 shares (cost $199,385)           132,650
        Tactical Allocation Trust - 325 shares (cost $3,169)                      2,813
        Telecommunications Trust - 343 shares (cost $2,281)                       1,523
        Total Return Trust - 12,543 shares (cost $174,172)                      170,829
        Total Stock Market Index Trust - 5,603 shares (cost $53,855)             48,185
        U.S. Government Securities Trust - 11,503 shares (cost $158,870)        156,780
        U.S. Large Cap Value Trust - 3,737 shares (cost $45,522)                 38,944
        Value Trust - 5,129 shares (cost $83,483)                                76,063
        500 Index Trust - 13,576 shares (cost $128,880)                         115,259
                                                                             ----------
Total assets                                                                 $5,636,549
                                                                             ==========

CONTRACT OWNERS' EQUITY
Variable life contracts                                                      $5,636,549
                                                                             ==========

See accompanying notes.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)

                                                                        SUB-ACCOUNT
                                                 -------------------------------------------------------
                                                      AGGRESSIVE GROWTH             ALL CAP GROWTH
                                                            TRUST                        TRUST
                                                 -------------------------------------------------------
                                                 PERIOD ENDED    YEAR ENDED    PERIOD ENDED   YEAR ENDED
                                                  JUN. 30/02     DEC. 31/01     JUN. 30/02    DEC. 31/01
                                                 -------------------------------------------------------
Income:
    Net investment income during the year         $      --      $      --      $     --      $   6,099
    Net realized gain (loss) during the year        (47,970)       (13,806)      (29,334)       (14,072)
    Unrealized appreciation (depreciation)
        during the year                              22,657        (64,410)       12,716        (21,996)
                                                 -------------------------------------------------------
Net increase (decrease) in assets from
    operations                                      (25,313)       (78,217)      (16,618)       (29,969)
                                                 -------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                         13,746         20,730        12,921         23,683
    Transfer on terminations                        (69,205)       (40,354)      (34,137)       (18,298)
    Transfer on policy loans                             --             --            --             --
    Net interfund transfers                          (3,175)         1,490        15,000           (719)
                                                 -------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                          (58,634)       (18,134)       (6,216)         4,666
                                                 -------------------------------------------------------
Total increase (decrease) in assets                 (83,947)       (96,351)      (22,834)       (25,303)

Assets beginning of year                            207,717        304,068        99,760        125,063
                                                 -------------------------------------------------------
Assets end of year                                $ 123,770      $ 207,717      $ 76,926      $  99,760
                                                 =======================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                   SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------
                                                                   BLUE CHIP GROWTH         CAPITAL APPRECIATION
          ALL CAP VALUE TRUST           BALANCED TRUST                   TRUST                     TRUST
--------------------------------------------------------------------------------------------------------------------
      PERIOD ENDED   PERIOD ENDED  PERIOD ENDED  YEAR ENDED   PERIOD ENDED    YEAR ENDED  PERIOD ENDED  PERIOD ENDED
       JUN. 30/02    DEC. 31/01*    JUN. 30/02   DEC. 31/01    JUN. 30/02     DEC. 31/01   JUN. 30/02   DEC. 31/01*
--------------------------------------------------------------------------------------------------------------------
       $       4      $      18      $   125      $    39      $      --      $   2,766      $  --        $ --
           3,443             61         (175)         (66)        (4,011)        (3,821)        (7)         95

         (37,302)         6,114         (714)        (374)       (28,518)        (3,215)       (45)         --
--------------------------------------------------------------------------------------------------------------------

         (33,855)         6,193         (764)        (401)       (32,529)        (4,270)       (52)         95
--------------------------------------------------------------------------------------------------------------------

          52,895        139,664        4,251        3,716         29,777        143,359        228          --
          (9,089)        (2,637)        (743)        (500)       (21,024)       (12,623)      (101)        (95)
              --             --           --           --             --             --         --          --
              --             --           --           74         31,618         10,653        194          --
--------------------------------------------------------------------------------------------------------------------

          43,806        137,027        3,508        3,290         40,371        141,389        321         (95)
--------------------------------------------------------------------------------------------------------------------
           9,951        143,220        2,744        2,889          7,842        137,119        269          --

         143,220             --        4,863        1,974        164,347         27,228         --          --
--------------------------------------------------------------------------------------------------------------------
       $ 153,171      $ 143,220      $ 7,607      $ 4,863      $ 172,189      $ 164,347      $ 269        $ --
====================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                    SUB-ACCOUNT
                                                ------------------------------------------------------
                                                 CAPITAL OPPORTUNITIES
                                                          TRUST               DIVERSIFIED BOND TRUST
                                                ------------------------------------------------------
                                                PERIOD ENDED  PERIOD ENDED  PERIOD ENDED    YEAR ENDED
                                                 JUN. 30/02   DEC. 31/01*    JUN. 30/02     DEC. 31/01
                                                ------------------------------------------------------
Income:
    Net investment income during the year         $    --      $    --       $  13,600      $  18,942
    Net realized gain (loss) during the year          (61)         (20)          9,116          5,776
    Unrealized appreciation (depreciation)
        during the year                              (457)         (27)        (19,108)        (1,519)
                                                ------------------------------------------------------
Net increase (decrease) in assets from
    operations                                       (518)         (47)          3,608         23,199
                                                ------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                        3,093           --          20,676          3,969
    Transfer on terminations                         (643)        (212)       (136,045)       (56,293)
    Transfer on policy loans                           --           --              --             --
    Net interfund transfers                            --        1,225         104,232             --
                                                ------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                          2,450        1,013         (11,137)       (52,324)
                                                ------------------------------------------------------
Total increase (decrease) in assets                 1,932          966          (7,529)       (29,125)

Assets beginning of year                              966           --         314,222        343,347
                                                ------------------------------------------------------
Assets end of year                                $ 2,898      $   966       $ 306,693      $ 314,222
                                                ======================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                           SUB-ACCOUNT
         ---------------------------------------------------------------------------------------------------------------
                                       EMERGING SMALL COMPANY
            DYNAMIC GROWTH TRUST                TRUST                 EQUITY-INCOME TRUST          EQUITY INDEX TRUST
         ---------------------------------------------------------------------------------------------------------------
         PERIOD ENDED   YEAR ENDED   PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED   PERIOD ENDED  YEAR ENDED
          JUN. 30/02    DEC. 31/01    JUN. 30/02     DEC. 31/01     JUN. 30/02     DEC. 31/01    JUN. 30/02   DEC. 31/01
         ---------------------------------------------------------------------------------------------------------------
          $     --      $     51      $      --      $   4,759      $   9,363      $    811      $     76      $   148
            (1,058)      (10,501)       (28,065)        (7,522)          (988)         (276)         (252)        (396)

            (6,042)       (4,568)         9,382        (30,741)       (25,747)          451        (1,233)        (966)
         ---------------------------------------------------------------------------------------------------------------

            (7,100)      (15,018)       (18,683)       (33,504)       (17,372)          986        (1,409)      (1,214)
         ---------------------------------------------------------------------------------------------------------------

             9,798        28,637          7,326         18,570         17,970        77,598         5,000        5,000
            (3,664)       (6,677)       (34,399)       (20,666)       (11,449)       (8,186)       (1,071)      (2,100)
                --            --             --             --             --            --            --           --
                --            94         (1,623)            95        178,202         3,803            --           --
         ---------------------------------------------------------------------------------------------------------------

             6,134        22,054        (28,696)        (2,001)       184,723        73,215         3,929        2,900
         ---------------------------------------------------------------------------------------------------------------
              (966)        7,036        (47,379)       (35,505)       167,351        74,201         2,520        1,686

            33,636        26,600        109,547        145,052         81,523         7,322         8,561        6,875
         ---------------------------------------------------------------------------------------------------------------
          $ 32,670      $ 33,636      $  62,168      $ 109,547      $ 248,874      $ 81,523      $ 11,081      $ 8,561
         ===============================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                     SUB-ACCOUNT
                                                ------------------------------------------------------
                                                 FINANCIAL SERVICES TRUST    FUNDAMENTAL VALUE TRUST
                                                ------------------------------------------------------
                                                PERIOD ENDED  PERIOD ENDED  PERIOD ENDED  PERIOD ENDED
                                                 JUN. 30/02   DEC. 31/01*    JUN. 30/02   DEC. 31/01*
                                                ------------------------------------------------------
Income:
    Net investment income during the year         $    --      $     1       $     11       $    --
    Net realized gain (loss) during the year          (15)         (13)           (37)           --
    Unrealized appreciation (depreciation)
        during the year                              (318)          63         (3,194)           57
                                                ------------------------------------------------------
Net increase (decrease) in assets from
    operations                                       (333)          51         (3,220)           57
                                                ------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                          681        1,055          1,142            --
    Transfer on terminations                         (541)        (280)        (2,155)          (52)
    Transfer on policy loans                           --           --             --            --
    Net interfund transfers                           672        2,243         36,065         4,486
                                                ------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                            812        3,018         35,052         4,434
                                                ------------------------------------------------------
Total increase (decrease) in assets                   479        3,069         31,832         4,491

Assets beginning of year                            3,069           --          4,491            --
                                                ------------------------------------------------------
Assets end of year                                $ 3,548      $ 3,069       $ 36,323       $ 4,491
                                                ======================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                           SUB-ACCOUNT
         ----------------------------------------------------------------------------------------------------------------
                                                                                                    GROWTH & INCOME
             GLOBAL BOND TRUST         GLOBAL EQUITY TRUST             GROWTH TRUST                       TRUST
         ----------------------------------------------------------------------------------------------------------------
         PERIOD ENDED  YEAR ENDED   PERIOD ENDED   YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
          JUN. 30/02   DEC. 31/01    JUN. 30/02    DEC. 31/01     JUN. 30/02     DEC. 31/01     JUN. 30/02     DEC. 31/01
         ----------------------------------------------------------------------------------------------------------------
            $  --        $  --      $   1,087      $  24,594      $      --      $      --      $  12,053      $  23,704
                7            2        (24,349)        (6,860)      (155,377)       (23,730)       (91,273)       (18,532)

               66            4         15,421        (41,893)       107,676        (52,413)        23,136        (58,002)
         ----------------------------------------------------------------------------------------------------------------

               73            6         (7,841)       (24,159)       (47,701)       (76,143)       (56,084)       (52,830)
         ----------------------------------------------------------------------------------------------------------------


              694          288         17,777         22,331         22,435         45,985         43,806        104,284
             (130)         (65)        (4,082)        (9,263)       (59,428)       (42,797)       (92,615)       (57,850)
               --           --             --             --             --             --             --             --
               --           --        (69,333)       (12,182)      (102,435)        50,631       (126,715)        (8,963)
         ----------------------------------------------------------------------------------------------------------------

              564          223        (55,638)           886       (139,428)        53,819       (175,524)        37,471
         ----------------------------------------------------------------------------------------------------------------
              637          229        (63,479)       (23,273)      (187,129)       (22,324)      (231,608)       (15,359)

              229           --        120,802        144,075        321,442        343,766        451,836        467,195
         ----------------------------------------------------------------------------------------------------------------
            $ 866        $ 229      $  57,323      $ 120,802      $ 134,313      $ 321,442      $ 220,228      $ 451,836
         ================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                      SUB-ACCOUNT
                                                ------------------------------------------------------
                                                   HEALTH SCIENCES TRUST         HIGH YIELD TRUST
                                                ------------------------------------------------------
                                                PERIOD ENDED  PERIOD ENDED   PERIOD ENDED   YEAR ENDED
                                                 JUN. 30/02   DEC. 31/01*     JUN. 30/02    DEC. 31/01
                                                ------------------------------------------------------
Income:
    Net investment income during the year         $     98      $     --      $  4,103      $    543
    Net realized gain (loss) during the year        (1,555)            6          (774)         (244)
    Unrealized appreciation (depreciation)
        during the year                             (8,878)          122        (6,924)          (68)
                                                ------------------------------------------------------
Net increase (decrease) in assets from
    operations                                     (10,335)          128        (3,595)          231
                                                ------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                         5,228        46,563         6,146        52,624
    Transfer on terminations                        (5,360)         (946)       (3,441)       (3,007)
    Transfer on policy loans                            --            --            --            --
    Net interfund transfers                            672         2,243           770           199
                                                ------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                             540        47,860         3,475        49,816
                                                ------------------------------------------------------
Total increase (decrease) in assets                 (9,795)       47,988          (120)       50,047

Assets beginning of year                            47,988            --        52,896         2,849
                                                ------------------------------------------------------
Assets end of year                                $ 38,193      $ 47,988      $ 52,776      $ 52,896
                                                ======================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                                   SUB-ACCOUNT
         ---------------------------------------------------------------------------------------------------------------------------
                                   INTERNATIONAL  INTERNATIONAL SMALL CAP        INTERNATIONAL STOCK          INTERNATIONAL VALUE
           INCOME & VALUE TRUST     INDEX TRUST            TRUST                         TRUST                        TRUST
         ---------------------------------------------------------------------------------------------------------------------------
         PERIOD ENDED  YEAR ENDED  PERIOD ENDED  PERIOD ENDED   YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED  YEAR ENDED
          JUN. 30/02   DEC. 31/01   JUN. 30/02    JUN. 30/02    DEC. 31/01     JUN. 30/02     DEC. 31/01     JUN. 30/02   DEC. 31/01
         ---------------------------------------------------------------------------------------------------------------------------
          $  1,267      $    --      $    --      $     --      $      --      $     433      $   6,031      $     78      $   101
              (115)         (29)          --       (25,208)       (11,193)       (23,034)        (7,881)         (116)        (101)

            (8,592)         (59)         (37)       27,372        (27,214)        17,203        (31,446)          (49)        (322)
         ---------------------------------------------------------------------------------------------------------------------------
            (7,440)         (88)         (37)        2,164        (38,407)        (5,398)       (33,296)          (87)        (322)
         ---------------------------------------------------------------------------------------------------------------------------

            56,804        3,675        1,678         5,915         17,697         11,988         17,838         3,723        6,709
            (2,337)        (487)        (121)      (32,644)       (16,152)       (39,999)       (22,654)       (1,259)      (1,452)
                --           --           --            --             --             --             --            --           --
             8,826        2,783           --            48           (784)            78            246         2,319        1,292
         ---------------------------------------------------------------------------------------------------------------------------

            63,293        5,971        1,557       (26,681)           761        (27,933)        (4,570)        4,783        6,549
         ---------------------------------------------------------------------------------------------------------------------------
            55,853        5,883        1,520       (24,517)       (37,646)       (33,331)       (37,866)        4,696        6,227

             5,883           --           --        85,451        123,097        115,070        152,936         8,148        1,921
         ---------------------------------------------------------------------------------------------------------------------------
          $ 61,736      $ 5,883      $ 1,520      $ 60,934      $  85,451      $  81,739      $ 115,070      $ 12,844      $ 8,148
         ===========================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                    SUB-ACCOUNT
                                                ----------------------------------------------------
                                                  INTERNET TECHNOLOGIES     INVESTMENT QUALITY BOND
                                                          TRUST                      TRUST
                                                ----------------------------------------------------
                                                PERIOD ENDED  YEAR ENDED   PERIOD ENDED   YEAR ENDED
                                                 JUN. 30/02   DEC. 31/01    JUN. 30/02    DEC. 31/01
                                                ----------------------------------------------------
Income:
    Net investment income during the year         $    --      $    --      $   5,984      $     32
    Net realized gain (loss) during the year         (870)      (1,542)           157            57
    Unrealized appreciation (depreciation)
        during the year                            (2,876)        (870)        (3,250)          154
                                                ----------------------------------------------------
Net increase (decrease) in assets from
    operations                                     (3,746)      (2,412)         2,891           243
                                                ----------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                        5,859        8,670         60,063        63,089
    Transfer on terminations                       (1,310)      (1,842)        (5,885)       (3,696)
    Transfer on policy loans                           --           --             --            --
    Net interfund transfers                            --           --         (3,554)        2,356
                                                ----------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                          4,549        6,828         50,624        61,749
                                                ----------------------------------------------------
Total increase (decrease) in assets                   803        4,416         53,515        61,992

Assets beginning of year                            7,114        2,698         62,300           308
                                                ----------------------------------------------------
Assets end of year                                $ 7,917      $ 7,114      $ 115,815      $ 62,300
                                                ====================================================

See accompanying notes.

                                                     SUB-ACCOUNT
      ----------------------------------------------------------------------------------------------------
                                      LIFESTYLE       LIFESTYLE                                LIFESTYLE
           LARGE CAP GROWTH        AGGRESSIVE 1000   BALANCED 640       LIFESTYLE GROWTH       MODERATE
                  TRUST                 TRUST           TRUST              820 TRUST           460 TRUST
      ----------------------------------------------------------------------------------------------------
      PERIOD ENDED     YEAR ENDED    PERIOD ENDED    PERIOD ENDED  PERIOD ENDED   YEAR ENDED  PERIOD ENDED
       JUN. 30/02      DEC. 31/01     JUN. 30/02      JUN. 30/02    JUN. 30/02    DEC. 31/01   JUN. 30/02
      ----------------------------------------------------------------------------------------------------
        $   1,077      $  11,436      $     30         $    10      $  1,035      $     --      $    19
          (77,913)       (15,176)          (10)            (24)         (759)         (281)          (2)

           29,824        (49,602)       (1,182)            (68)       (4,505)         (829)         (46)
      ----------------------------------------------------------------------------------------------------

          (47,012)       (53,342)       (1,162)            (82)       (4,229)       (1,110)         (29)
      ----------------------------------------------------------------------------------------------------

           28,665         41,727        11,690           2,794         1,165        62,339        1,961
          (82,477)       (46,805)         (673)           (676)       (8,039)       (4,584)        (855)
               --             --            --              --            --            --           --
          103,528          9,909           385              --            --            --           --
      ----------------------------------------------------------------------------------------------------

           49,716          4,831        11,402           2,118        (6,874)       57,755        1,106
      ----------------------------------------------------------------------------------------------------
            2,704        (48,511)       10,240           2,036       (11,103)       56,645        1,077

          249,260        297,771            --              --        56,645            --           --
      ----------------------------------------------------------------------------------------------------
        $ 251,964      $ 249,260      $ 10,240         $ 2,036      $ 45,542      $ 56,645      $ 1,077
      ====================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                      SUB-ACCOUNT
                                                ------------------------------------------------------
                                                    MID CAP GROWTH TRUST       MID CAP INDEX TRUST
                                                ------------------------------------------------------
                                                PERIOD ENDED   PERIOD ENDED  PERIOD ENDED   YEAR ENDED
                                                 JUN. 30/02    DEC. 31/01*    JUN. 30/02    DEC. 31/01
                                                ------------------------------------------------------
Income:
    Net investment income during the year         $     --      $     --      $      2      $    195
    Net realized gain (loss) during the year          (115)           47            --           (72)
    Unrealized appreciation (depreciation)
        during the year                            (19,786)        3,280        (2,072)        1,578
                                                ------------------------------------------------------
Net increase (decrease) in assets from
    operations                                     (19,901)        3,327        (2,070)        1,701
                                                ------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                           170        84,254        11,874         8,783
    Transfer on terminations                        (1,571)         (745)       (3,537)       (1,872)
    Transfer on policy loans                            --            --            --            --
    Net interfund transfers                             97            --         9,820        21,161
                                                ------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                          (1,304)       83,509        18,157        28,072
                                                ------------------------------------------------------
Total increase (decrease) in assets                (21,205)       86,836        16,087        29,773

Assets beginning of year                            86,836            --        31,519         1,746
                                                ------------------------------------------------------
Assets end of year                                $ 65,631      $ 86,836      $ 47,606      $ 31,519
                                                ======================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                      SUB-ACCOUNT
     -----------------------------------------------------------------------------------------------------------------
        MID CAP OPPORTUNITIES
               TRUST                MID CAP STOCK TRUST         MID CAP VALUE TRUST           MONEY MARKET TRUST
     -----------------------------------------------------------------------------------------------------------------
     PERIOD ENDED  PERIOD ENDED  PERIOD ENDED   YEAR ENDED   PERIOD ENDED  PERIOD ENDED   PERIOD ENDED     YEAR ENDED
      JUN. 30/02   DEC. 31/01*    JUN. 30/02    DEC. 31/01    JUN. 30/02   DEC. 31/01*     JUN. 30/02      DEC. 31/01
     -----------------------------------------------------------------------------------------------------------------
        $  --        $  --        $     --      $     --      $     --       $     8      $     7,385      $  16,703
           (1)           3            (311)         (316)           67             1               --             --

          (85)          13          (3,941)         (652)       (2,174)          293               --             --
     -----------------------------------------------------------------------------------------------------------------

          (86)          16          (4,252)         (968)       (2,107)          302            7,385         16,703
     -----------------------------------------------------------------------------------------------------------------

          677          185           8,003        17,623         8,840         2,471        1,212,975        745,601
         (129)         (50)         (3,245)       (3,078)       (2,148)         (461)         (62,900)       (49,951)
           --           --              86        (2,654)           --            --               --             --
           --           --             788         1,551        31,263         1,138         (353,426)      (202,450)
     -----------------------------------------------------------------------------------------------------------------

          548          135           5,632        13,442        37,955         3,148          796,649        493,200
     -----------------------------------------------------------------------------------------------------------------
          462          151           1,380        12,474        35,848         3,450          804,034        509,903

          151           --          26,164        13,690         3,450            --          739,983        230,080
     -----------------------------------------------------------------------------------------------------------------
        $ 613        $ 151        $ 27,544      $ 26,164      $ 39,298       $ 3,450      $ 1,544,017      $ 739,983
     =================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                     SUB-ACCOUNT
                                                ----------------------------------------------------
                                                                              PACIFIC RIM EMERGING
                                                      OVERSEAS TRUST             MARKETS TRUST
                                                ----------------------------------------------------
                                                PERIOD ENDED    YEAR ENDED  PERIOD ENDED  YEAR ENDED
                                                 JUN. 30/02     DEC. 31/01   JUN. 30/02   DEC. 31/01
                                                ----------------------------------------------------
Income:
    Net investment income during the year         $    106      $  1,444      $     3      $   2
    Net realized gain (loss) during the year        (2,995)       (1,593)         (34)       (35)
    Unrealized appreciation (depreciation)
        during the year                              2,052        (5,009)        (174)       (90)
                                                ----------------------------------------------------
Net increase (decrease) in assets from
    operations                                        (837)       (5,158)        (205)      (123)
                                                ----------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                         9,950        20,395           56        495
    Transfer on terminations                        (2,578)       (4,865)        (139)      (142)
    Transfer on policy loans                            --            --           --         --
    Net interfund transfers                         (3,327)           94        6,738         --
                                                ----------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                           4,045        15,624        6,655        353
                                                ----------------------------------------------------
Total increase (decrease) in assets                  3,208        10,466        6,450        230

Assets beginning of year                            24,125        13,659          753        523
                                                ----------------------------------------------------
Assets end of year                                $ 27,333      $ 24,125      $ 7,203      $ 753
                                                ====================================================

See accompanying notes.

                                                      SUB-ACCOUNT
         -------------------------------------------------------------------------------------------------
             QUANTITATIVE EQUITY     QUANTITATIVE    REAL ESTATE SECURITIES      SCIENCE AND TECHNOLOGY
                    TRUST            MID CAP TRUST            TRUST                        TRUST
         -------------------------------------------------------------------------------------------------
         PERIOD ENDED    YEAR ENDED  PERIOD ENDED   PERIOD ENDED   YEAR ENDED   PERIOD ENDED    YEAR ENDED
          JUN. 30/02     DEC. 31/01   JUN. 30/02     JUN. 30/02    DEC. 31/01    JUN. 30/02     DEC. 31/01
         -------------------------------------------------------------------------------------------------
          $     581      $  43,657      $ --         $   3,754      $    86      $      --      $   6,660
            (68,802)       (17,358)       --               239           80        (54,832)       (17,387)

             21,008       (104,731)       (6)            9,968           30          8,490        (59,994)
         -------------------------------------------------------------------------------------------------

            (47,213)       (78,432)       (6)           13,961          196        (46,342)       (70,721)
         -------------------------------------------------------------------------------------------------


             17,364         32,322        76           105,892        4,556         28,910         60,328
            (76,119)       (47,352)      (25)           (1,821)        (694)       (25,096)       (26,197)
                 --             --        --                --           --            131         (2,654)
             (6,000)        10,597        --             3,475          (60)         2,581         12,307
         -------------------------------------------------------------------------------------------------

            (64,755)        (4,433)       51           107,546        3,802          6,526         43,784
         -------------------------------------------------------------------------------------------------
           (111,968)       (82,865)       45           121,507        3,998        (39,816)       (26,937)

            253,939        336,804        --             6,654        2,656        127,852        154,789
         -------------------------------------------------------------------------------------------------
          $ 141,971      $ 253,939      $ 45         $ 128,161      $ 6,654      $  88,036      $ 127,852
         =================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                    SUB-ACCOUNT
                                                -----------------------------------------------------
                                                                              SMALL COMPANY BLEND
                                                  SMALL CAP INDEX TRUST              TRUST
                                                -----------------------------------------------------
                                                PERIOD ENDED   YEAR ENDED  PERIOD ENDED   YEAR ENDED
                                                 JUN. 30/02    DEC. 31/01   JUN. 30/02    DEC. 31/01
                                                -----------------------------------------------------
Income:
    Net investment income during the year         $     --      $   147      $     21      $     27
    Net realized gain (loss) during the year            31          (55)          (50)       (1,050)
    Unrealized appreciation (depreciation)
        during the year                             (1,820)         817        (1,887)        1,327
                                                -----------------------------------------------------
Net increase (decrease) in assets from
    operations                                      (1,789)         909        (1,916)          304
                                                -----------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                        18,700        8,560         3,143        10,106
    Transfer on terminations                        (2,051)        (847)       (1,788)       (1,973)
    Transfer on policy loans                            --           --            --            --
    Net interfund transfers                            349          660         5,000         1,472
                                                -----------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                          16,998        8,373         6,355         9,605
                                                -----------------------------------------------------
Total increase (decrease) in assets                 15,209        9,282         4,439         9,909

Assets beginning of year                             9,282           --        12,026         2,117
                                                -----------------------------------------------------
Assets end of year                                $ 24,491      $ 9,282      $ 16,465      $ 12,026
                                                =====================================================

See accompanying notes.

                                                            SUB-ACCOUNT
               ----------------------------------------------------------------------------------------------------
                  SMALL COMPANY VALUE                                   STRATEGIC GROWTH   STRATEGIC OPPORTUNITIES
                         TRUST                STRATEGIC BOND TRUST            TRUST                 TRUST
               ----------------------------------------------------------------------------------------------------
               PERIOD ENDED   YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    PERIOD ENDED   YEAR ENDED
                JUN. 30/02    DEC. 31/01     JUN. 30/02     DEC. 31/01     JUN. 30/02      JUN. 30/02    DEC. 31/01
               ----------------------------------------------------------------------------------------------------
                $     749      $     15      $  21,819      $  25,508        $  --        $      --      $  25,151
                    4,100           333          1,043          2,843           (3)         (33,468)        (9,166)

                      515         2,687        (14,413)        (7,997)         (17)         (13,672)       (43,829)
               ----------------------------------------------------------------------------------------------------

                    5,364         3,035          8,449         20,354          (20)         (47,140)       (27,844)
               ----------------------------------------------------------------------------------------------------


                    9,980        99,052          6,821          6,436          121           23,321         62,550
                  (11,464)       (5,427)      (133,809)       (56,422)         (34)         (44,626)       (30,035)
                       71        (2,654)            --             --           --               --             --
                   29,996         1,294          4,374         10,354           --           10,000          1,122
               ----------------------------------------------------------------------------------------------------

                   28,583        92,265       (122,614)       (39,632)          87          (11,305)        33,637
               ----------------------------------------------------------------------------------------------------
                   33,947        95,300       (114,165)       (19,278)          67          (58,445)         5,793

                   99,712         4,412        320,278        339,556           --          191,095        185,302
               ----------------------------------------------------------------------------------------------------
                $ 133,659      $ 99,712      $ 206,113      $ 320,278        $  67        $ 132,650      $ 191,095
               ====================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                  SUB-ACCOUNT
                                               --------------------------------------------------
                                               TACTICAL ALLOCATION        TELECOMMUNICATIONS
                                                      TRUST                      TRUST
                                               --------------------------------------------------
                                                   PERIOD ENDED        PERIOD ENDED  PERIOD ENDED
                                                    JUN. 30/02          JUN. 30/02   DEC. 31/01*
                                               --------------------------------------------------
Income:
    Net investment income during the year            $    --             $    --      $    --
    Net realized gain (loss) during the year               1                (186)         (27)
    Unrealized appreciation (depreciation)
       during the year                                  (356)               (723)         (36)
                                               --------------------------------------------------
Net increase (decrease) in assets from
    operations                                          (355)               (909)         (63)
                                               --------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                           3,415               1,621        1,536
    Transfer on terminations                            (247)               (498)        (164)
    Transfer on policy loans                              --                  --           --
    Net interfund transfers                               --                  --           --
                                               --------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                             3,168               1,123        1,372
                                               --------------------------------------------------
Total increase (decrease) in assets                    2,813                 214        1,309

Assets beginning of year                                  --               1,309           --
                                               --------------------------------------------------
Assets end of year                                   $ 2,813             $ 1,523      $ 1,309
                                               ==================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                                SUB-ACCOUNT
             ----------------------------------------------------------------------------------------------------------------
                                            TOTAL STOCK MARKET              U.S. GOVERNMENT          U.S. LARGE CAP VALUE
                 TOTAL RETURN TRUST            INDEX TRUST                  SECURITIES TRUST                 TRUST
             ----------------------------------------------------------------------------------------------------------------
             PERIOD ENDED   YEAR ENDED   PERIOD ENDED   YEAR ENDED    PERIOD ENDED    YEAR ENDED   PERIOD ENDED   YEAR ENDED
              JUN. 30/02    DEC. 31/01    JUN. 30/02    DEC. 31/01     JUN. 30/02     DEC. 31/01    JUN. 30/02    DEC. 31/01
             ----------------------------------------------------------------------------------------------------------------
              $   7,057      $    549      $     --      $    149      $   6,236      $     238      $     97      $    129
                     63           106          (360)           30            133             78          (182)         (448)

                 (3,053)         (355)       (5,730)           60         (1,005)        (1,161)       (7,903)        1,400
             ----------------------------------------------------------------------------------------------------------------

                  4,067           300        (6,090)          239          5,364           (845)       (7,988)        1,081
             ----------------------------------------------------------------------------------------------------------------


                 60,182        69,888        32,227        11,463          8,299        153,668        12,612        34,117
                 (6,922)       (4,657)       (3,370)         (890)        (9,010)        (5,117)       (4,403)       (5,164)
                     --            --            --            --             --             --            --            --
                 36,582        10,128         6,846         7,760         (2,134)         2,291         2,484          (745)
             ----------------------------------------------------------------------------------------------------------------

                 89,842        75,359        35,703        18,333         (2,845)       150,842        10,693        28,208
             ----------------------------------------------------------------------------------------------------------------
                 93,909        75,659        29,613        18,572          2,519        149,997         2,705        29,289

                 76,920         1,261        18,572            --        154,261          4,264        36,239         6,950
             ----------------------------------------------------------------------------------------------------------------
              $ 170,829      $ 76,920      $ 48,185      $ 18,572      $ 156,780      $ 154,261      $ 38,944      $ 36,239
             ================================================================================================================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                     SUB-ACCOUNT
                                                 ------------------------------------------------------

                                                        VALUE TRUST               500 INDEX TRUST
                                                 ------------------------------------------------------
                                                 PERIOD ENDED   YEAR ENDED   PERIOD ENDED    YEAR ENDED
                                                  JUN. 30/02    DEC. 31/01    JUN. 30/02     DEC. 31/01
                                                 ------------------------------------------------------
Income:
    Net investment income during the year         $  1,358      $    806      $       2      $    518
    Net realized gain (loss) during the year          (330)          638         (1,548)         (357)
    Unrealized appreciation (depreciation)
       during the year                              (8,150)         (632)       (14,149)          531
                                                 ------------------------------------------------------

Net increase (decrease) in assets from
    operations                                      (7,122)          812        (15,695)          692
                                                 ------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                        15,215        71,669         54,894        27,334
    Transfer on terminations                        (7,194)       (8,419)       (10,663)       (5,691)
    Transfer on policy loans                            83        (2,654)            --            --
    Net interfund transfers                             --         4,739         18,419        45,413
                                                 ------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                           8,104        65,335         62,650        67,056
                                                 ------------------------------------------------------
Total increase (decrease) in assets                    982        66,147         46,955        67,748

Assets beginning of year                            75,081         8,934         68,304           556
                                                 ------------------------------------------------------
Assets end of year                                $ 76,063      $ 75,081      $ 115,259      $ 68,304
                                                 ======================================================

See accompanying notes.

                                TOTAL
                   -----------------------------
                   PERIOD ENDED      YEAR ENDED
                    JUN. 30/02       DEC. 31/01
                   -----------------------------
                   $    99,623      $   222,067
                      (658,169)        (173,771)

                        47,285         (596,039)
                   -----------------------------

                      (511,261)        (547,743)
                   -----------------------------

                     2,123,233        2,493,192
                    (1,080,984)        (640,786)
                           371          (10,616)
                       (20,301)              --
                   -----------------------------

                     1,022,319        1,841,790
                   -----------------------------
                       511,058        1,294,047

                     5,125,491        3,831,444
                   -----------------------------
                   $ 5,636,549      $ 5,125,491
                   =============================

              The Manufacturers Life Insurance Company of New York
                               Separate Account B

                          Notes to Financial Statements

                           March 31, 2002 (Unaudited)

1. ORGANIZATION

The Manufacturers Life Insurance Company of New York Separate Account B (the "Account") is a separate account sponsored by The Manufacturers Life Insurance Company of New York (the "Company"). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended (the "Act"), and has fifty-eight investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (the "Trust") portfolio. The Trust is registered under the Act as an open-end management investment company, commonly known as a mutual fund, which does not transact with the general public. Instead, the Trust deals exclusively with insurance companies by providing the investment medium for variable contracts structured as separate accounts. The Account is a funding vehicle for the allocation of net premiums under single premium variable universal life insurance contracts (the "Contracts") issued by the Company.

The Company is a wholly owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") which in turn is an indirect, wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded stock life insurance company Prior to 2002, the Company was a wholly owned subsidiary of The Manufacturers Life Insurance Company of North America ("MNA"). Effective January 1, 2002 the operations of MNA were merged with and into those of ManUSA.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:

      PREVIOUS NAME                 NEW NAME                EFFECTIVE DATE
      -------------                 --------                --------------
   Mid Cap Blend Trust    Strategic Opportunities Trust       May 1, 2001

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                    Notes to Financial Statements unaudited (continued)



1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                                   COMMENCEMENT OF OPERATIONS OF
                                                          THE SUB-ACCOUNTS
                                                   -----------------------------
All Cap Value Trust                                         May 1, 2001
Capital Appreciation Trust                                  May 1, 2001
Capital Opportunities Trust                                 May 1, 2001
Financial Services Trust                                    May 1, 2001
Fundamental Value Trust                                     May 1, 2001
Health Sciences Trust                                       May 1, 2001
Mid Cap Growth Trust                                        May 1, 2001
Mid Cap Opportunities Trust                                 May 1, 2001
Mid Cap Value Trust                                         May 1, 2001
Quantitative Mid Cap Trust                                  May 1, 2001
Strategic Growth Trust                                      May 1, 2001
Telecommunications Trust                                    May 1, 2001
Utilities Trust                                             May 1, 2001

2. SIGNIFICANT ACCOUNTING POLICIES

Investments of each sub-account are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios which value their investment securities at fair value. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                    Notes to Financial Statements unaudited (continued)



2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.

3. CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting and policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

4. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the period ended June 30, 2002 were as follows:

                                               PURCHASES           SALES
                                               ---------------------------
       SUB-ACCOUNTS:
               Aggressive Growth Trust         $  9,488          $  68,121
               All Cap Growth Trust              25,509             31,725
               All Cap Value Trust               98,078             54,268
               Balanced Trust                     4,353                721
               Blue Chip Growth Trust            97,736             57,365
               Capital Appreciation Trust           421                101
               Capital Opportunities Trust        2,939                488

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                    Notes to Financial Statements unaudited (continued)



4. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                    PURCHASES           SALES
                                                    ---------------------------
     SUB-ACCOUNTS:
             Diversified Bond Trust                 $ 137,372         $ 134,909
             Dynamic Growth Trust                       7,482             1,347
             Emerging Small Company Trust               5,963            34,659
             Equity-Income Trust                      233,417            39,332
             Equity Index Trust                         4,904               899
             Financial Services Trust                   1,244               432
             Fundamental Value Trust                   36,245             1,182
             Global Bond Trust                            692               128
             Global Equity Trust                       18,695            73,247
             Growth Trust                              26,842           166,270
             Growth & Income Trust                     69,582           233,054
             Health Sciences Trust                     49,036            48,399
             High Yield Trust                           9,998             2,420
             Income & Value Trust                      66,147             1,587
             International Index Trust                  1,620                62
             International Small Cap Trust              3,840            30,521
             International Stock Trust                 11,373            38,873
             International Value Trust                  5,814               954
             Internet Technologies Trust                5,093               544
             Investment Quality Bond Trust             65,537             8,929
             Large Cap Growth Trust                   174,711           123,918
             Lifestyle Aggressive 1000 Trust           11,758               327
             Lifestyle Balanced 640 Trust               2,465               336
             Lifestyle Growth 820 Trust                46,976            52,815
             Lifestyle Moderate 460 Trust               1,267               143
             Mid Cap Growth Trust                         259             1,563
             Mid Cap Index Trust                       20,440             2,281
             Mid Cap Opportunities Trust                  668               120
             Mid Cap Stock Trust                        7,791             2,159
             Mid Cap Value Trust                       38,900               945
             Money Market Trust                     1,480,111           676,077
             Overseas Trust                            10,004             5,853
             Pacific Rim Emerging Markets Trust         6,796               139
             Quantitative Equity Trust                 15,276            79,449
             Quantitative Mid Cap Trust                    68                16
             Real Estate Securities Trust             112,515             1,215
             Science and Technology Trust              28,192            21,666
             Small Cap Index Trust                     18,444             1,447
             Small Company Blend Trust                  8,055             1,679
             Small Company Value Trust                 84,414            55,082

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                    Notes to Financial Statements unaudited (continued)



4. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                        PURCHASES           SALES
                                                       ----------------------------
       SUB-ACCOUNTS:
                 Strategic Bond Trust                  $   30,851        $  131,646
                 Strategic Growth Trust                       113                26
                 Strategic Opportunities Trust             30,590            41,895
                 Tactical Allocation Trust                  3,587               419
                 Telecommunications Trust                   1,449               327
                 Total Return Trust                       101,945             5,045
                 Total Stock Market Index Trust            39,195             3,492
                 U.S. Government Securities Trust          14,983            11,592
                 U.S. Large Cap Value Trust                14,539             3,749
                 Value Trust                               15,366             5,904
                 500 Index Trust                           74,865            12,212
                                                       ----------------------------
                                                       $3,396,013        $2,274,074
                                                       ============================

5. FINANCIAL HIGHLIGHTS

                                                                        FOR THE PERIOD ENDED
                                        AT JUNE 30, 2002                    JUNE 30, 2002
                                      ----------------------------------------------------------------
                                                                              INVESTMENT
                                                    UNIT          NET           INCOME         TOTAL
                                       UNITS        VALUE        ASSETS         RATIO*        RETURN**
                                      ----------------------------------------------------------------
SUB-ACCOUNTS:
  Aggressive Growth Trust             14,175      $   8.73      $123,770           --         -12.48%
  All Cap Growth Trust                 9,149          8.41        76,926           --         -14.24%
  All Cap Value Trust                 14,711         10.41       153,171           --         -17.44%
  Balanced Trust                       1,075          7.08         7,607         2.08%        -10.82%
  Blue Chip Growth Trust              21,333          8.07       172,189           --         -16.80%
  Capital Appreciation Trust              30          9.00           269           --         -18.88%
  Capital Opportunities Trust            332          8.72         2,898           --         -18.50%
  Diversified Bond Trust              25,667         11.95       306,693         4.41%          1.18%
  Dynamic Growth Trust                 8,471          3.86        32,670           --         -19.12%
  Emerging Small Company Trust         5,810         10.70        62,168           --         -17.42%
  Equity-Income Trust                 22,429         11.10       248,874         1.61%         -3.66%
  Equity Index Trust                   1,382          8.02        11,081         0.84%        -13.28%
  Financial Services Trust               336         10.55         3,548           --          -9.28%
  Fundamental Value Trust              3,430         10.59        36,323         0.06%         -9.72%
  Global Bond Trust                       82         10.53           866           --          10.54%
  Global Equity Trust                  6,697          8.56        57,323         1.11%         -9.53%
  Growth Trust                        21,803          6.16       134,313           --         -19.64%
  Growth & Income Trust               27,957          7.88       220,228         0.49%        -16.16%
  Health Sciences Trust                3,585         10.65        38,193           --         -21.32%
  High Yield Trust                     6,111          8.64        52,776         7.69%         -6.43%
  Income & Value Trust                 6,208          9.94        61,736         2.28%        -11.91%
  International Index Trust              178          8.56         1,520           --          -2.11%
  International Small Cap Trust        6,747          9.03        60,934           --           2.48%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                    Notes to Financial Statements unaudited (continued)



5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                                    FOR THE PERIOD ENDED
                                               AT JUNE 30, 2002                         JUNE 30, 2002
                                             -------------------------------------------------------------------
                                                                                          INVESTMENT
                                                           UNIT             NET             INCOME      TOTAL
                                             UNITS         VALUE           ASSETS           RATIO*     RETURN**
                                             -------------------------------------------------------------------
SUB-ACCOUNTS:
  International Stock Trust                  10,347      $     7.90     $   81,739           0.41%       -3.89%
  International Value Trust                   1,178           10.90         12,844           0.73%       -0.26%
  Internet Technologies Trust                 3,313            2.39          7,917              --      -36.94%
  Investment Quality Bond Trust               9,666           11.98        115,815           5.59%        3.25%
  Large Cap Growth Trust                     33,574            7.50        251,954           0.36%      -12.39%
  Lifestyle Aggressive 1000 Trust             1,217            8.41         10,240           0.58%       -9.02%
  Lifestyle Balanced 640 Trust                  199           10.23          2,036           1.62%       -5.60%
  Lifestyle Growth 820 Trust                  4,900            9.30         45,542           1.99%       -8.06%
  Lifestyle Moderate 460 Trust                  100           10.74          1,077           3.12%       -2.23%
  Mid Cap Growth Trust                        8,153            8.05         65,631              --      -23.11%
  Mid Cap Index Trust                         3,751           12.69         47,606           0.01%       -3.58%
  Mid Cap Opportunities Trust                    72            8.57            613              --      -19.07%
  Mid Cap Stock Trust                         2,955            9.32         27,544              --      -13.46%
  Mid Cap Value Trust                         3,028           12.98         39,298              --       -0.84%
  Money Market Trust                        133,875           11.53      1,544,017           0.61%        0.61%
  Overseas Trust                              3,277            8.34         27,333           0.44%       -2.77%
  Pacific Rim Emerging Markets Trust            697           10.33          7,203           0.07%        6.13%
  Quantitative Equity Trust                  18,285            7.76        141,971           0.27%      -19.39%
  Quantitative Mid Cap Trust                      5            9.07             45              --      -11.08%
  Real Estate Securities Trust                9,524           13.46        128,161           3.67%       13.41%
  Science and Technology Trust               17,791            4.95         88,036              --      -33.13%
  Small Cap Index Trust                       2,170           11.29         24,491              --       -4.96%
  Small Company Blend Trust                   1,429           11.52         16,465           0.15%       -8.59%
  Small Company Value Trust                  10,280           13.00        133,659           0.27%        7.35%
  Strategic Bond Trust                       17,279           11.93        206,113           7.29%        2.46%
  Strategic Growth Trust                          8            8.46             67              --      -23.23%
  Strategic Opportunities Trust              17,474            7.59        132,650              --      -23.42%
  Tactical Allocation Trust                     311            9.05          2,813              --      -13.64%
  Telecommunications Trust                      343            4.44          1,523              --      -44.01%
  Total Return Trust                         11,125           15.36        170,829           3.02%        3.37%
  Total Stock Market Index Trust              5,506            8.75         48,185              --      -12.16%
  U.S. Government Securities Trust           12,747           12.30        156,780           4.00%        3.51%
  U.S. Large Cap Value Trust                  3,655           10.66         38,944           0.25%      -17.15%
  Value Trust                                 6,839           11.12         76,063           0.68%       -8.34%
  500 Index Trust                            13,445            8.57        115,259              --      -13.45%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                    Notes to Financial Statements unaudited (continued)



5. FINANCIAL HIGHLIGHTS (CONTINUED)

   * These ratios represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Trust portfolio, net of management fees assessed by the Trust portfolio adviser, divided by the average net assets of the sub-account. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest. It is the practice of the Trust, for income tax reasons, to declare dividends in April for investment income received in the previous year for all sub-accounts of the Trust except the Money Market Trust which declares and reinvests dividends on a daily basis. Any dividend distribution received from a sub-account of the Trust is reinvested immediately at net asset value in shares of that sub-account and retained as assets of the corresponding sub-account so that the unit value of the sub-account is not affected by the declaration and reinvestment of dividends.

   ** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction in unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

                                                                        FOR THE YEAR ENDED
                                       AT DECEMBER 31, 2001             DECEMBER 31, 2001
                                       ----------------------------------------------------------
                                                                            INVESTMENT
                                                    UNIT         NET          INCOME      TOTAL
                                        UNITS       VALUE       ASSETS        RATIO*     RETURN**
                                       ----------------------------------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust            20,820     $   9.98     $207,717         --       -25.98%
    All Cap Growth Trust               10,175         9.80       99,760         --       -23.77%
    All Cap Value Trust+               11,356        12.61      143,220       0.06%        0.90%
    Balanced Trust                        613         7.93        4,863       1.18%      -10.20%
    Blue Chip Growth Trust             16,940         9.70      164,347         --       -14.60%
    Capital Opportunities Trust+           90        10.70          966         --       -14.40%
    Diversified Bond Trust             26,609        11.81      314,222       5.65%        7.09%
    Dynamic Growth Trust                7,054         4.77       33,636       0.18%      -40.24%
    Emerging Small Company Trust        8,455        12.96      109,547         --       -22.24%
    Equity-Income Trust                 7,078        11.52       81,523       0.42%        1.29%
    Equity Index Trust                    926         9.24        8,561       0.73%      -12.26%
    Financial Services Trust+             264        11.63        3,069       0.08%       -6.93%
    Fundamental Value Trust+              383        11.73        4,491         --        -6.16%
    Global Bond Trust                      24         9.53          229         --         0.53%
    Global Equity Trust                12,768         9.46      120,802       2.64%      -16.09%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                    Notes to Financial Statements unaudited (continued)



5. FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                               FOR THE YEAR ENDED
                                           AT DECEMBER 31, 2001                DECEMBER 31, 2001
                                           --------------------------------------------------------------
                                                                                   INVESTMENT
                                                         UNIT          NET           INCOME       TOTAL
                                           UNITS         VALUE        ASSETS         RATIO*      RETURN**
                                           --------------------------------------------------------------
SUB-ACCOUNTS:
  Growth Trust                             41,935      $   7.66      $321,442           --       -21.37%
  Growth & Income Trust                    48,091          9.40       451,836         0.41%      -11.28%
  Health Sciences Trust+                    3,544         13.54        47,988           --         8.32%
  High Yield Trust                          5,731          9.23        52,896         4.52%       -5.48%
  Income & Value Trust                        521         11.29         5,883           --         0.98%
  International Small Cap Trust             9,696          8.81        85,451           --       -31.10%
  International Stock Trust                13,999          8.22       115,070         0.20%      -21.54%
  International Value Trust                   745         10.93         8,148         0.76%       -9.97%
  Internet Technologies Trust               1,877          3.79         7,114           --       -46.09%
  Investment Quality Bond Trust             5,368         11.61        62,300         0.31%        7.33%
  Large Cap Growth Trust                   29,100          8.57       249,260           --       -17.81%
  Lifestyle Growth 820 Trust                5,603         10.11        56,645           --        -8.97%
  Mid Cap Growth Trust+                     8,294         10.47        86,836           --       -16.24%
  Mid Cap Index Trust                       2,395         13.16        31,519         2.01%       -1.73%
  Mid Cap Opportunities Trust+                 14         10.59           151           --       -15.28%
  Mid Cap Stock Trust                       2,429         10.77        26,164           --       -10.99%
  Mid Cap Value Trust+                        264         13.09         3,450         0.43%        4.72%
  Money Market Trust                       64,557         11.46       739,983         3.59%        3.59%
  Overseas Trust                            2,812          8.58        24,152         0.23%      -21.09%
  Pacific Rim Emerging Markets Trust           77          9.73           753         0.29%      -18.57%
  Quantitative Equity Trust                26,366          9.63       253,939         0.29%      -22.95%
  Real Estate Securities Trust                561         11.86         6,654         1.88%        3.15%
  Science and Technology Trust             17,279          7.40       127,852           --       -41.25%
  Small Cap Index Trust                       781         11.88         9,282         6.87%        1.41%
  Small Company Blend Trust                   954         12.60        12,026           --        -2.30%
  Small Company Value Trust                 8,232         12.11        99,712         0.08%        6.54%
  Strategic Bond Trust                     27,510         11.64       320,278         7.64%        6.24%
  Strategic Opportunities Trust            19,278          9.91       191,095         0.48%      -15.25%
  Telecommunications Trust+                   165          7.93         1,309           --       -36.56%
  Total Return Trust                        5,178         14.86        76,920         2.31%        8.28%
  Total Stock Market Index Trust            1,864          9.96        18,572         2.57%      -11.41%
  U.S. Government Securities Trust         12,983         11.88       154,261         0.88%        7.03%
  U.S. Large Cap Value Trust                2,818         12.86        36,239         0.29%       -2.55%
  Value Trust                               6,187         12.13        75,081         0.48%        3.42%
  500 Index Trust                           6,896          9.91        68,304         2.21%      -12.37%

              The Manufacturers Life Insurance Company of New York
                               Separate Account B


                    Notes to Financial Statements unaudited (continued)



5. FINANCIAL HIGHLIGHTS (CONT'D)

   * These ratios represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Trust portfolio, net of management fees assessed by the Trust portfolio adviser, divided by the average net assets of the sub-account. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-accounts invest. It is the practice of the Trust, for income tax reasons, to declare dividends in April for investment income received in the previous year for all sub-accounts of the Trust except the Money Market Trust which declares and reinvests dividends on a daily basis. Any dividend distribution received from a sub-account of the Trust is reinvested immediately, at net asset value, in the shares of that sub-account and retained as assets of the corresponding sub-account so that the unit value of the sub-account is not affected by the declaration and reinvestment of dividends.

   ** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction in unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

+ Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

6. RELATED PARTY TRANSACTIONS

The Company has a formal service agreement with its affiliate, MFC which can be terminated by either party upon thirty days notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services. The Company has an underwriting agreement with its affiliate, Manulife Financial Securities LLC.

                                     PART II
                                OTHER INFORMATION

UNDERTAKINGS

Undertaking to File Reports.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940, as amended.

The Manufacturers Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

Rule 484 Undertaking.

Article 10 of the Charter of the Company provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Company provides as follows:

Section VII.1. Indemnification of Directors and Officers. The Corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she, his or her testator, testatrix or intestate, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him or her in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation, except that no indemnification under this Section shall be made in respect of (1) a threatened action, or a pending action which is settled or is otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or , if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

The Corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he or she, his or her testator, testatrix or intestate, was a director or officer of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.

The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, of its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he or she reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interest of the Corporation or that he or she had reasonable cause to believe that his or her conduct was unlawful.


Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

         The facing sheet;
         The Prospectus, consisting of 80 pages;
         Undertaking to file reports;
         Representation pursuant to Section 26 of the Investment Company Act of 1940;
         Rule 484 Undertaking;
         The signatures;
         Written consents of the following persons:


         - Naveed Irshad, FSA, MAAA, FCIA - FILED HEREWITH]
         - Ernst & Young LLP (Philadelphia, PA) - FILED HEREWITH]
         - Ernst & Young LLP (Boston, MA) - FILED HEREWITH]

The following exhibits are filed as part of this Registration Statement:

     1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

          A(1) Resolutions of Board of Directors of First North American Life Assurance Company establishing FNAL Variable Life Account I were previously filed in the Registrant's initial registration statement on Form S-6 (File No. 333-33351) as filed with the Commission on August 8, 1997.

          A(2)          Not applicable.

          A(3)(a) Underwriting and Distribution Agreement between The Manufacturers Life Insurance Company of New York (Depositor) and Manufacturers Financial Securities LLC (Underwriter) - Incorporated by reference to Exhibit A(3)(a) to post-effective amendment No. 3 to the Registration Statement, file number 333-83023, filed March 1, 2002 ("Post-Effective Amendment No. 3").

          A(3)(b) Selling Agreement between The Manufacturers Life Insurance Company of New York, Manufactures Financial Securities LLC (Underwriter), Selling Broker Dealers, and General Agent - Incorporated by reference to Exhibit A(3)(b) to Post-Effective Amendment No. 3.

          A(3)(c)       Not applicable.

          A(4)          Not applicable.


          A(5)          Form of Flexible Premium Variable Life Insurance Policy
                        - FILED HEREWITH


          A(6)(a)(i)    Declaration of Intention and Charter of First North
                        American Life Assurance Company is incorporated by reference to Exhibit (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form
                        N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of
                        New York Separate Account A.

          A(6)(a)(ii)   Certificate of amendment of the Declaration of Intention
                        and Charter of First North American Life Assurance
                        Company is incorporated by reference to Exhibit
                        (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number
                        33-46217, filed February 25, 1998 on behalf of The
                        Manufacturers Life Insurance Company of New York
                        Separate Account A.

          A(6)(a)(iii)  Certificate of amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York is incorporated by reference to Exhibit
                        (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          (A)(6)(b) By-laws of The Manufacturers Life Insurance Company of New York are incorporated by reference to Exhibit
                        (b)(6)(i) to post-effective amendment No. 7 to the Registration Statement on Form N-4, file number 33-46217, filed February 25, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account A.

          A(7)          Not applicable.

          A(8)(a) Form of Reinsurance Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (USA) is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

          A(8)(b) Administrative Services Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of New York - Incorporated by reference to Exhibit A(8)(b) to Post-Effective Amendment No. 3.

          A(8)(c) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form a S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

          A(9)          Not applicable.

          A(10)(a) Form of Application for Flexible Premium Variable Life Insurance Policy is incorporated by reference to Exhibit A(8)(a) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 16, 1998 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     2.   Consents of the following:


          A Opinion and consent of Kim Ciccarelli, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York - FILED HEREWITH



          B Consent of Naveed Irshad, Actuary of The Manufacturers Life Insurance Company of New York - FILED HEREWITH



          C Consents of Ernst & Young LLP (Philadelphia, PA) and Ernst & Young LLP (Boston, MA)- FILED HEREWITH


     3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

     4.   Not applicable.

     5.   Not applicable.


     6. Memorandum Regarding Purchase, Transfer and Redemption Procedures for the Policies - FILED HEREWITH


     7.(i) Powers of Attorney are incorporated by reference to Exhibit A(7) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-33351, filed on March 17, 1998 on behalf of The Manufacturers Life Insurance Company of New York

               Separate Account B.

     7.(ii) Power of Attorney, James O'Malley and Thomas Borshoff - previously filed as Exhibit (b)(14)(b) to post-effective amendment no. 6 to Registrant's Registration Statement on Form N-4 File, No. 33-79112, filed March 2, 1999.

     7.(iii) Power of Attorney, James D. Gallagher and James R. Boyle are incorporated by reference to Exhibit 7(iii) to pre-effective amendment No. 1 to a Registration Statement on Form S-6, file number 333-83023, filed on November 1, 1999 on behalf of The Manufacturers Life Insurance Company of New York Separate Account B.

     7.(iv)    Power of Attorney, Robert Cook - previously filed as Exhibit
               (b)(14)(d) to post-effective amendment no. 8 to Registration Statement on Form N-4, File, No. 33-79112, filed February 25, 2000.

     7(v) Power of Attorney, Bradford J. Race Jr. - Incorporated by reference to Exhibit 7(v) to Post-Effective Amendment No. 3.

                                  EXHIBIT INDEX



EXHIBIT NO.                DESCRIPTION
-----------                -----------



A(5)      Form of Flexible Premium Variable Life Insurance Policy



2.        Consents of the following:



          A Opinion and consent of Kim Ciccarelli, Esq., Secretary and Counsel of The Manufacturers Life Insurance Company of New York



          B Consent of Naveed Irshad, Actuary of The Manufacturers Life Insurance Company of New York



          C Consents of Ernst & Young LLP (Philadelphia, PA) and Ernst & Young LLP (Boston, MA)



6. Memorandum Regarding Purchase, Transfer and Redemption Procedures for the Policies.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 the registrant, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT B, and the depositor, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK, have duly caused this amended registration statement to be signed on their behalf by the undersigned thereunto duly authorized, in the city of Boston, and Commonwealth of Massachusetts, on the 20th day of August, 2002.



                                      THE MANUFACTURERS LIFE INSURANCE COMPANY
                                         OF NEW YORK SEPARATE ACCOUNT B
                                         (Registrant)

                                      By: THE MANUFACTURERS LIFE INSURANCE
                                           COMPANY OF NEW YORK
                                           (Depositor)



                                      By:/s/ JAMES D. GALLAGHER
                                         -------------------------------------
                                          James D. Gallagher
                                          President


Attest


/s/ KIMBERLY C. CICCARELLI
--------------------------
KIMBERLY C. CICCARELLI
Secretary

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed by the following persons in the capacities indicated on this 20th day of August, 2002.



NAME                                                 TITLE


/s/ JAMES D. GALLAGHER                               Director and President
---------------------------                          (Principal Executive
James D. Gallagher                                   Officer)

*                                                    Director
 --------------------------
John D. DesPrez, III

*                                                    Director
 --------------------------
Ruth Ann Flemming

*                                                    Director
 --------------------------
Neil M. Merkl

*                                                    Director
 --------------------------
Thomas Borshoff

*                                                    Director
 --------------------------
James R. Boyle

*                                                    Director
 --------------------------
Bruce Avedon

*                                                    Director
 --------------------------
James O'Malley

*                                                    Director
 --------------------------
Robert Cook


*                                                    Director
 --------------------------
Bradford J. Race Jr.


/s/ DAVID W. LIBBEY                                  Treasurer (Principal
---------------------------                          Financial and Accounting
David W. Libbey                                      Officer)


*By:     /s/ DAVID W. LIBBEY
         -------------------
         David W. Libbey
         Attorney-in-Fact Pursuant
         to Powers of Attorney